The Astonishing World *of* MGM Resorts International.

2011 ANNUAL REPORT

MGM RESORTS INTERNATIONAL®


An Astonishing World.
MANDALAY BAY
Vdara
MIRAGE
MGM

To Our Shareholders

We are inspiring a renewed sense of passion in our business.

The MGM Resorts International portfolio reflects the world's most diverse and comprehensive collection of resorts and amenities; developments that have become iconic landmarks in Las Vegas, Detroit, along the Gulf Coast of Mississippi and in Macau.

We have already accomplished more than most imagined. We persevered through a devastating macro economic downturn. As a result, we have emerged as better operators, with stronger ties to our employees and customers. We now look forward to the future of our business as we see potential benefits from our improved customer rewards relationships and global expansion opportunities.

As industry leaders, we are committed to delivering unparalleled guest experiences and exceptional customer service in a strikingly distinctive combination.

MGM Resorts International delivers on its promises—to its business partners, employees and communities. We create an astonishing world.


BELLAGIO

Aria

MGM GRAND

LOVE
Mirage

Monte Carlo




MANDALAY BAY

BEAU RIVAGE



MGM GRAND



A FINE *performance.*

2011 was a critical year for our Company.

We continued to make strategic steps to improve our business—setting us up for success as the recovery in Las Vegas takes hold:

- We refinanced CityCenter—in January 2011 we refinanced $2 billion in debt at CityCenter.
- We launched M life—leveraging our unparalleled assets through a game-changing customer loyalty program designed to promote the breadth of our Company's offerings.
- We listed MGM China on the Hong Kong Stock Exchange—the successful initial public offering priced at the high end of the proposed range. We purchased an additional 1% of MGM China's capital stock and became the controlling shareholder.
- We prepared our business for the prospect of online gaming—partnering with bwin.party to jointly offer online poker in the U.S. if legalized.



2011 was a turnaround year for MGM Resorts.

Net revenues and Adjusted EBITDA were up double digits and our margins were up more than 100 basis points. MGM China and CityCenter both had significant Adjusted EBITDA growth year over year.



We exceeded our REVPAR estimates in each quarter in 2011, driven by better than expected retail customer rates, an indication that our customers are increasing their spend in Las Vegas. In addition, our convention business continues to improve with our wholly owned Las Vegas Strip resort convention mix at 14.7%.


SIGNATURE

Casino trends also continue to improve. International play remains strong. Over the last several quarters domestic play has increased. During the fourth quarter, our wholly owned domestic resorts experienced increases in both volume and win in table games and slots, something we haven't seen since the fourth quarter of 2007.

Our regional resorts continue to excel in their respective markets, with combined Adjusted EBITDA for the full year up 4% year over year. We are proud to report that MGM Grand Detroit had its best fourth quarter and year ever in 2011.



An international SUCCESS.

MGM China is fulfilling international goals.



The initial public offering of MGM China occurred in June 2011 and priced at the high end of the range. As part of the transaction, we purchased an additional 1% of the overall capital stock and became the controlling shareholder. As a result of the transaction, we began consolidating the results of MGM China.

In early 2012, the MGM China Board of Directors approved a special dividend in the amount of approximately $400 million to its shareholders of record on March 9, 2012. We are pleased that MGM China's continually improving cash flows have afforded it the ability to return cash to its shareholders. MGM China is evaluating opportunities for the use of cash as they manage growth and expansion prospects with the continued desire to return cash to shareholders.

MGM China's focus on customer relationship building across its business lines has improved revenue and is the core strategy driving future revenue growth. MGM China continues to make operational improvements and believes it still has additional room for further earnings growth.

MGM China expects to spend approximately $80 million on capital projects at MGM Macau in 2012, including the build-out of currently undeveloped space and refurbishment capital projects.

In Cotai, we are well positioned and have plans for a truly unique experience. Our plans call for a resort containing approximately 1,600 rooms, 500 casino table games, 2,500 slot machines and various restaurant, retail and entertainment offerings.

THE CENTER *of it all.*

CityCenter's second year of operations showed continued improvement.

ARIA's improvement is attributable to significant growth in volume and revenue across all key operating divisions. Casino revenues increased 27% year over year and hotel revenue increased 24%. Because of its leadership in sustainability initiatives, ARIA continues to develop as one of the top convention destinations in the country; for 2012 ARIA has more than 100% of its planned convention room nights booked.

ARIA has announced plans to replace its existing *Cirque du Soleil* show with *Zarkana* which we expect to significantly boost business volumes throughout the entire resort. We are also in the process of updating some of our dining options. This year we will open *Javier's*, a high-energy casual Mexican restaurant which is extremely popular in the Southern California market. We are also evaluating our other dining options for opportunities to introduce additional recognizable brands to ARIA.

All components of CityCenter continue to progress. Vdara was able to grow rate and occupancy in 2011 while also adding an additional 131,000 available room nights into inventory. Vdara had its best quarter yet in the fourth quarter and continues to gain momentum as the premier non-gaming, non-smoking resort in Las Vegas. Crystals at CityCenter, our unparalleled collection of shopping, dining and nightlife, continues to increase its occupancy and same store sales. In addition, CityCenter's strategy of leasing unsold condominium units continues to be successful.



The year the GAME CHANGED.





2011 marked the culmination of something unmatched in the resort industry: M life, the loyalty program that rewards members for virtually every dollar they spend across 15 of our iconic resorts.

M life leverages the full power of our renowned destinations and their complete range of unparalleled dining, entertainment, hotel and spa offerings. Members can earn and redeem rewards at our resorts in Mississippi, Detroit and throughout Las Vegas.

The program's tier structure (Sapphire, Pearl, Gold, Platinum and NOIR) enables all members to enjoy rewards unique to their relationship with the company. Beyond special hotel offers, pre-sale access to show tickets, room upgrades and more, membership comes along with the opportunity to enjoy M life Moments—one-of-a-kind experiences like a private dinner courtesy of a celebrity chef, choosing the songs for the Bellagio Fountain Show and more.

Access is the lynchpin of the program—not only in giving everyday travelers the potential to experience high-roller treatment, but also in making it simple and convenient for members to enjoy our breadth of offerings. This takes shape in the all-new mlife.com, an industry leading, revolutionary online






M life
GOLD

tool that gives members the power to book and share an entire itinerary across multiple resorts—including dinners, shows, spa treatments and accommodations—from a single website.

M life is a world all its own—one that is continually expanding. We've established strategic partnerships with sbe (a leading hospitality and lifestyle company), Ameristar Casinos, Avis Budget Group and Dover Downs Gaming & Entertainment so that our members can enjoy expansive benefits throughout the country—more possibilities, in more places than ever. Key milestones in the evolution of M life include:

- July 2010: M life launches at Beau Rivage
- August 2010: The program launches at MGM Grand Detroit and Gold Strike Tunica
- January 2011: M life launches at our Las Vegas destinations
- June 2011: M life Insider is introduced to MGM Resorts International employees allowing them to easily book rooms for friends and family and access all our company programs
- September 2011: M life is enhanced to include non-gaming spend at Beau Rivage
- November 2011: Non-gaming spend becomes a part of M life at all participating resorts
- February 2012: The launch of the all-new mlife.com



A POSITIVE *outlook.*













We have accomplished many strategic objectives thus far in 2012.

We have made further balance sheet improvements in 2012 by improving our capital structure at MGM Resorts and CityCenter and returning value to shareholders at MGM China through a cash dividend.

We extended $1.8 billion of our senior credit facility—improving our interest rate and extending the maturity to February 2015. We also issued $1.85 billion of senior notes—enhancing our maturity profile at attractive rates.

We launched the expanded M life rewards program to include non-gaming spend and the all-new mlife.com.

We have developed strategic relationships—expanding our customer reach into regional destinations via a marketing relationship with Ameristar Casinos, Inc.

We are actively pursuing development in key regions—focusing on opportunities domestically such as Massachusetts and internationally in markets such as Japan, Taiwan and South Korea.

We opened our first MGM Hospitality property in Sanya, People's Republic of China—growing our brand recognition and database globally with further openings to come.

Our resorts are more exciting than ever before:

- Bellagio—completed a room remodel of its main tower in 2011 and will begin remodeling the Spa tower in late 2012.
- MGM Grand Las Vegas—commenced a room remodel in 2011 which will be completed by the end of 2012.
- 1Oak nightclub—opened New Year's Eve at The Mirage.
- Hyde lounge—opened New Year's Eve at Bellagio.
- Lily lounge—opened early 2012 at Bellagio.

Future openings include:

- Hakkasan restaurant and nightclub—MGM Grand Las Vegas
- Michael Jackson Cirque du Soleil—Mandalay Bay
- Blue Man Group—Monte Carlo



With all that we have achieved since our last shareholders' meeting, we are confident we can accomplish many milestones in the years ahead. We see great opportunities in international gaming, U.S. regional expansion, social media and online gaming to come.

Our goal continues to be to maximize your shareholder value while also being a leader in reputation and corporate social responsibility. Our commitment to giving back to the communities, geographies and people who make our company what it is today is of great importance. Our society and business is better for it and we are pleased to share the highlights of these programs and the recognitions we have earned in the following pages.

In conclusion, I want to recognize the efforts of the entire team of women and men at MGM Resorts International. It is their service that makes our Company, and the wonderful experiences we provide to our guests and customers, possible.

Imagine the possibilities!

Jim Murren, Chairman & CEO
Las Vegas, Nevada
April 17, 2012

LOOKING FORWARD.
Imagine the possibilities.





INSPIRING *a better world.*

Social responsibility is integral to our core creed and philosophy, a reflection of our fundamental integrity in our business conduct and our relationships with our employees, our guests, our communities and our planet Earth. We are inspired by our recognition that we have a vast ability to maximize shareholder value while making a positive impact on our world. In 2011, we consolidated our pioneering diversity and inclusion, community engagement and environmental sustainability initiatives into a comprehensive platform to promote greater synergies among these pillars. We rededicated our board oversight and executive leadership of our responsibility programs, spearheaded by Chairman and CEO Jim Murren, to drive greater coordination with our strategic business objectives, and to embed these values more deeply throughout our company culture. We aspire to be the most respected global leader in entertainment and hospitality, for both our high performance and our responsible citizenship.


MGM RESORTS
INTERNATIONAL


LIVING THE DREAM

DIVERSITY & INCLUSION

We respect and value our diverse and immensely talented team members as the foundation of our success as a global company. Diversity and inclusion, in alignment with our business goals and operations, are essential to our Company's competitive advantage. Our designation as an employer of choice, our delivery of superlative customer service as the destination of choice, customer expansion, employee engagement, team collaboration, enhanced innovation, sustained competitiveness—all are rooted in our ability to leverage an inclusive work environment where our team members are inspired to perform at their highest potential, and feel empowered to express different perspectives and opinions in pursuit of cutting-edge excellence. We embrace the continuous commitment, education, communication and evolution required to make diversity and inclusion our way of doing business and our way of life—for top-tier performance, now and into our future.

For more information on our Diversity and Inclusion initiatives, please visit: mgmresortsdiversity.com.


MGM RESORTS
ur homework is
to collect:



COMMUNITY ENGAGEMENT

Our interests as a company are inextricably linked with the well-being of our host communities. Through our extensive philanthropy, volunteerism and community service, we foster healthy, dynamic and sustainable communities where our employees live and work and our guests visit.

Our company-directed charitable giving continues to mitigate the impacts of the Great Recession on the fragile social infrastructure of our communities with support in the vital focus areas of public education, health and wellness, basic human needs such as hunger relief and affordable housing, environmental sustainability, and the cultural arts. Our employee-driven MGM Resorts Foundation, which channels our employee contributions through individual designations and pooled grants, makes donations to an even wider array of qualified non-profit agencies selected by individual employees or our employee grant councils. Since our foundation's creation in 2002, our employees have donated more than $44 million to non-profit agencies and initiatives that elevate the quality of life in our communities.

Through our MGM Resorts Employee Volunteer Program our team members share their passions, talents and spirit through countless community service activities—ranging from service on non-profit boards, to outfitting students with school supplies, to neighborhood cleanup, to meal preparation at food banks, to student tutoring, to mentoring at-risk youth, to spending time with the elderly at senior centers, just to name a few. We are inspired to be the change we wish to see in our world.

For more information on our Community Engagement initiatives, please visit: mgmresortsfoundation.com.

SUSTAINABILITY



MGM Resorts International is committed to being a global leader in sustainability and stewardship of the environment, bringing value to communities and shareholders alike. Our company operates more intelligently and efficiently by extending sustainable business practices to the operations of existing resorts as well as new projects. We focus on reducing the environmental impact of our resorts by strategically implementing sustainable operating practices, including innovative conservation and waste management programs.

In 2011, MGM Resorts International was the highest rated green resort and casino company on *Newsweek* magazine's listing of green companies. We are also proud to be among a select group of international hotel companies working on behalf of the hospitality industry to standardize the measurement and communication of a carbon footprint for customers. The Hotel Carbon Measurement Initiative includes members of the International Tourism Partnership (ITP) and the World Travel & Tourism Council (WTTC).

Our Environmental Responsibility Report may be viewed at: mgmresorts.com/environment.

- The MGM Resorts Green Advantage is our comprehensive strategic approach to sustainability, focusing on the core areas of energy and water use, green building, waste and recycling, supply chain, and outreach and education.
- Through 2011, MGM Resorts International:
  - Reduced electric power consumption by 300 million kWh (enough to power 25,000 homes for a year);
  - Reduced natural gas consumption by over 500 thousand MMBtu;
  - Reduced water consumption by 1.7 B gallons (the equivalent of 2,570 Olympic-sized swimming pools);
  - Distributed 150,000 energy efficient light bulbs to company employees.
- Since 2007, MGM Resorts has increased its recycling rate more than four-fold, with six resorts achieving rates over 40%.
- CityCenter earned six LEED Gold certifications making it the single largest environmental accomplishment in multi-use new construction in the world.
- In 2009, MGM Resorts introduced the world's first fleet of CNG-powered limousines at CityCenter, and in 2011 expanded with additional vehicles for its Bellagio and Mirage resorts.
- "Green Fairs" have educated more than 50,000 company employees on how to be environmentally responsible at home and at work.



2011 AWARDS & RECOGNITIONS

Diversity & Inclusion

25 Noteworthy Companies for Diversity
DiversityInc Magazine

40 Best Companies for Diversity
Black Enterprise Magazine

Corporate Equality Index
Human Rights Campaign

#15 of Top 50 Employers
Equal Opportunity Magazine

The Diversity Elite
Hispanic Business Magazine

Best Companies for Latina Employees
Latina Style Magazine

MGM Grand Las Vegas –
Top 25 U.S. Diversity Councils
The Association of Diversity Councils

Community Engagement

One of top three corporate finalists for the State of Nevada
Governor's Points of Light Volunteer Award

Sustainability

12 Green Key certifications

2011 American Forestry and Paper Association Business
Leadership in Recycling Award

2011 EPA Waste Wise Gold Achievement

MGM RESORTS INTERNATIONAL™

2011 Annual Report — Financial Section

CONTENTS

SELECTED FINANCIAL DATA

The following reflects selected historical financial data that should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	For the Years Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share data)				
Net revenues	$ 7,849,312	$ 6,056,001	$ 6,010,588	$ 7,231,273	$ 7,714,650
Operating income (loss)	4,057,146	(1,158,931)	(963,876)	(195,986)	2,863,930
Income (loss) from continuing operations	3,234,944	(1,437,397)	(1,291,682)	(921,669)	1,400,545
Net income (loss)	3,234,944	(1,437,397)	(1,291,682)	(921,669)	1,584,419
Net income (loss) attributable to MGM Resorts International	3,114,637	(1,437,397)	(1,291,682)	(921,669)	1,584,419
Earnings per share of common stock attributable to MGM Resorts:					
Basic					
Income from continuing operations	$ 6.37	$ (3.19)	$ (3.41)	$ (3.29)	$ 4.88
Net income (loss) per share	$ 6.37	$ (3.19)	$ (3.41)	$ (3.29)	$ 5.52
Weighted average number of shares	488,652	450,449	378,513	279,815	286,809
Diluted					
Income from continuing operations	$ 5.62	$ (3.19)	$ (3.41)	$ (3.29)	$ 4.70
Net income (loss) per share	$ 5.62	$ (3.19)	$ (3.41)	$ (3.29)	$ 5.31
Weighted average number of shares	560,895	450,449	378,513	279,815	298,284
At year-end:					
Total assets	$ 27,766,276	$ 18,951,848	$ 22,509,013	$ 23,265,519	$ 22,784,872
Total debt, including capital leases	13,472,263	12,050,437	14,060,270	13,470,618	11,182,003
Stockholders' equity	9,882,222	2,932,162	3,804,049	3,907,978	6,060,703
MGM Resorts stockholders' equity	6,086,578	2,932,162	3,804,049	3,907,978	6,060,703
MGM Resorts Stockholders' equity per share	$ 12.45	$ 6.00	$ 8.62	$ 14.13	$ 20.63
Number of shares outstanding	488,835	488,513	441,222	276,507	293,769

The selected financial data above includes restatements to certain balance sheet and income statement accounts for errors related to deferred tax liabilities in our financial statements for years prior to 2009. See Note 2 in the accompanying financial statements for additional information related to these restatements. In addition, pursuant to the guidance in the recently issued AICPA Audit and Accounting Guide, "Gaming," we have also reclassified certain amounts paid under slot participation agreements from a reduction in casino revenue to casino expense.

The following events/transactions affect the year-to-year comparability of the selected financial data presented above:

Acquisitions and Dispositions

- In 2007, we sold the Primm Valley Resorts.
- In 2007, we sold the Colorado Belle and Edgewater resorts in Laughlin, Nevada (the "Laughlin Properties").
- In 2007, we recognized a $1.03 billion pre-tax gain on the contribution of CityCenter to a joint venture.
- In 2009, we sold the Treasure Island casino resort ("TI") in Las Vegas, Nevada and recorded a gain on the sale of $187 million.

- In 2011, we acquired an additional 1% of the overall capital stock in MGM China (and obtained a controlling interest) and thereby became the indirect owner of 51% of MGM China. We recorded a gain of $3.5 billion on the transaction.

The results of the Primm Valley Resorts and the Laughlin Properties are classified as discontinued operations for all applicable periods presented, including the gain on sales of such assets. The results of TI are not recorded as discontinued operations, as we believe significant customer migration occurred between TI and our other Las Vegas Strip resorts. As a result of our acquisition of the additional 1% share of MGM China, we began consolidating the results of MGM China on June 3, 2011 and ceased recording the results of MGM Macau as an equity method investment.

Other

- During 2007, we recognized $93 million related to our share of profits from the sale of condominium units at The Signature at MGM Grand.
- During 2007, we recognized $284 million of pre-tax income for insurance recoveries related to Hurricane Katrina.
- In 2008, we recorded a $1.2 billion non-cash impairment charge related to goodwill and indefinite-lived intangible assets recognized in the Mandalay acquisition.
- In 2009, we recorded non-cash impairment charges of $176 million related to our M Resort note, $956 million related to our investment in CityCenter, $203 million related to our share of the CityCenter residential impairment, and $548 million related to our land holdings on Renaissance Pointe in Atlantic City and capitalized development costs related to our MGM Grand Atlantic City Project.
- In 2010, we recorded non-cash impairment charges of $1.3 billion related to our investment in CityCenter, $166 million related to our share of the CityCenter residential real estate impairment, and $128 million related to our Borgata investment.
- In 2010, we recorded a $142 million net gain on extinguishment of debt in connection with our 2010 senior credit facility amendment and restatement.
- In 2011, we recorded non-cash impairment charges of $26 million related to our share of the CityCenter residential real estate impairment, $80 million related to Circus Circus Reno, $23 million related to our investment in Silver Legacy and $62 million related to our investment in Borgata.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

Current Operations

Our primary business is the ownership and operation of casino resorts, which includes offering gaming, hotel, convention, dining, entertainment, retail and other resort amenities. We believe that we own and invest in several of the premier casino resorts in the world and have continually reinvested in our resorts to maintain our competitive advantage. Most of our revenue is cash-based, through customers wagering with cash or paying for non-gaming services with cash or credit cards. We rely heavily on the ability of our resorts to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide cash for future development. Our results of operations are affected by decisions we make related to our capital allocation, our access to capital, and our cost of capital – all of which were affected by the recent economic recession and credit crisis leading to constraints on investments and higher costs of capital. However, our access to lower cost capital has improved, and over the next few years we remain committed to further deleveraging our balance sheet and improving our credit profile.

Our results of operations do not tend to be seasonal in nature, though a variety of factors may affect the results of any interim period, including the timing of major Las Vegas conventions, the amount and timing of marketing and special events for our high-end customers, and the level of play during major holidays, including New Year and Chinese New Year. Our results do not depend on key individual customers, although our success in marketing to customer groups, such as convention customers, or the financial health of customer segments, such as business travelers or high-end gaming customers from a particular country or region, can affect our results. Certain of our resorts earn significant revenues from the high-end gaming business, which lead to variability in our results.

We have two reportable segments that are based on the regions in which we operate: wholly owned domestic resorts and MGM China. We currently operate 15 wholly owned resorts in the United States. MGM China's operations consist of the MGM Macau resort and casino. We have additional business activities including our investments in unconsolidated affiliates, our MGM Hospitality operations, and certain other corporate and management operations. CityCenter is our most significant unconsolidated affiliate, which we also manage for a fee. Our operations which have not been segregated into separate reportable segments are reported as "corporate and other" operations in our reconciliations of segment results to consolidated results.

Wholly Owned Domestic Resorts. At December 31, 2011, our wholly owned domestic resorts consisted of the following casino resorts:

Las Vegas, Nevada:	Bellagio, MGM Grand Las Vegas (including The Signature), Mandalay Bay, The Mirage, Luxor, New York-New York, Excalibur, Monte Carlo and Circus Circus Las Vegas.
Other:	MGM Grand Detroit in Detroit, Michigan; Beau Rivage in Biloxi, Mississippi; Gold Strike Tunica in Tunica, Mississippi; Circus Circus Reno in Reno, Nevada; Gold Strike in Jean, Nevada; and Railroad Pass in Henderson, Nevada.

We also own the Shadow Creek golf course in North Las Vegas, Fallen Oak golf course in Saucier, Mississippi, and the Primm Valley Golf Club (currently operated by a third party) at the California state line.

Over half of the net revenue from our wholly owned domestic resorts is derived from non-gaming activities, including hotel, food and beverage, entertainment and other non-gaming amenities. Our significant convention and meeting facilities allow us to maximize hotel occupancy and customer volumes during off-peak times such as mid-week or during traditionally slower leisure travel periods, which also leads to better labor utilization. Our operating results are highly dependent on the volume of customers at our resorts, which in turn affects the price we can charge for our hotel rooms and other amenities. We market to different customer segments to manage our hotel occupancy, such as targeting large conventions to increase mid-week occupancy.

We generate a significant portion of our revenue from our wholly owned domestic resorts in Las Vegas, Nevada, which exposes us to certain risks, such as increased competition from new or expanded Las Vegas resorts, and from the expansion of gaming in California.

We have experienced a recovery in our wholly owned domestic operations during 2011. While adverse conditions in the economic environment have affected our operating results in recent years, we believe positive trends, such as increased visitation and consumer spending, will continue in 2012. However, we continue to believe that certain aspects of the current economy, such as weaknesses in employment and the housing market, will limit economic growth in the U.S. and temper our recovery. Because of these economic conditions, we have increasingly focused on managing costs and staffing levels across all our resorts and will continue to strive to achieve additional operating efficiencies. However, as a result of our leveraged business model, our operating results are significantly affected by our ability to generate operating revenues.

Key performance indicators related to gaming and hotel revenue at our wholly owned domestic resorts are:

- Gaming revenue indicators: table games drop and slots handle (volume indicators); "win" or "hold" percentage, which is not fully controllable by us. Our normal table games hold percentage is in the range of 19% to 23% of table games drop and our normal slots hold percentage is in the range of 7.5% to 8.5% of slots handle;
- Hotel revenue indicators: hotel occupancy (a volume indicator); average daily rate ("ADR," a price indicator); and revenue per available room ("REVPAR," a summary measure of hotel results, combining ADR and occupancy rate).

MGM China. On June 3, 2011, we and Ms. Ho, Pansy Catilina Chiu King ("Ms. Pansy Ho") completed a reorganization of the capital structure and the initial public offering of 760 million shares of MGM China Limited ("MGM China") on The Stock Exchange of Hong Kong Limited (the "IPO"), representing 20% of the post issuance base capital stock of MGM China, at an offer price of HKD 15.34 per share. Pursuant to this reorganization, we acquired, through a wholly owned subsidiary, an additional 1% of the overall capital stock of MGM China for HKD 15.34 per share, or approximately $75 million, and thereby became the owner of 51% of MGM China, which owns MGM Grand Paradise, S.A. ("MGM Grand Paradise"), the Macau company that owns the MGM Macau resort and casino and the related gaming subconcession and land concession.

Through the acquisition of the additional 1% interest of MGM China, we obtained a controlling interest and were required to consolidate MGM China as of June 3, 2011. Prior to the IPO, we held a 50% interest in MGM Grand Paradise, which was accounted for under the equity method. The acquisition of the controlling financial interest was accounted for as a business combination and we recognized 100% of the assets, liabilities, and noncontrolling interests of MGM China at fair value at the date of acquisition. The fair value of the equity of MGM China was determined by the IPO transaction price and equaled approximately $7.5 billion. The carrying value of our equity method investment was significantly less than our share of the fair value of MGM China, resulting in a $3.5 billion gain on the acquisition.

We believe our investment in MGM China plays an important role in extending our reach internationally and will foster future growth and profitability. Asia is the fastest-growing gaming market in the world and Macau is the world's largest gaming destination in terms of revenue, and has continued to grow over the past few years despite the global economic downturn.

Our MGM China operations relate to MGM Macau resort and casino. Revenues at MGM Macau are generated primarily from gaming operations made up of two distinct market segments: main floor and high-end ("VIP"). MGM Macau main floor operations consist of both table games and slot machines offered to the public, which usually consists of walk-in and day trip visitors. VIP players play mostly in dedicated VIP rooms or designated gaming areas. VIP customers can be further divided into customers sourced by in-house VIP programs and those sourced through gaming promoters. A significant portion of our VIP volume is generated through the use of gaming promoters, also known as junket operators. These operators introduce high-end gaming players to MGM Macau, assist these customers with travel arrangements, and extend gaming credit to these players.

VIP gaming at MGM Macau is conducted by the use of special purpose nonnegotiable gaming chips called "rolling chips." Gaming promoters purchase these rolling chips from MGM Macau and in turn they sell these chips to their players. The rolling chips allow MGM Macau to track the amount of wagering conducted by each gaming promoters' clients in order to determine VIP gaming play. In exchange for the gaming promoters' services, MGM Macau pays them either through rolling chip turnover-based commissions or through revenue-sharing arrangements. The estimated portion of the gaming promoter payments that represent amounts passed through to VIP customers is recorded net against casino revenue, and the estimated portion retained by the gaming promoter for its compensation is recorded to casino expense.

In addition to the key performance indicators used by our wholly owned domestic resorts, MGM Macau utilizes "turnover" which is the sum of rolling chip wagers won by MGM Macau (rolling chips purchased plus rolling chips exchanged less rolling chips returned). Turnover provides a basis for measuring VIP casino win percentage. Normal win for VIP gaming operations at MGM Macau is in the range of 2.7% to 3.0% of turnover. MGM Macau's main floor historical table games hold percentage is in the range of 20% to 26% of table games drop. Normal slots hold percentage at MGM Macau is in the range of 5.5% to 7.5% of slots handle.

Corporate and other. Corporate and other includes our investments in unconsolidated affiliates, MGM Hospitality and certain management and other operations.

CityCenter. We own 50% of CityCenter. The other 50% of CityCenter is owned by Infinity World Development Corp ("Infinity World"), a wholly-owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity. CityCenter consists of Aria, a 4,004-room casino resort; Mandarin Oriental Las Vegas, a 392-room non-gaming boutique hotel; Crystals, a retail district with approximately 329,000 leasable square feet; and Vdara, a 1,495-room luxury condominium-hotel. In addition, CityCenter features residential units in the Residences at Mandarin Oriental – 225 units and Veer – 669 units. Aria, Vdara, Mandarin Oriental and Crystals all opened in December 2009 and the sales of residential units within CityCenter began closing in early 2010. We receive a management fee of 2% of revenues for the management of Aria and Vdara, and 5% of EBITDA (as defined in the agreements governing our management of Aria and Vdara). In addition, we receive an annual fee of $3 million for the management of Crystals.

Other unconsolidated affiliates. We also own 50% interests in Grand Victoria and Silver Legacy. Grand Victoria is a riverboat casino in Elgin, Illinois; an affiliate of Hyatt Gaming owns the other 50% of Grand Victoria and also operates the resort. Silver Legacy is located in Reno, adjacent to Circus Circus Reno, and the other 50% is owned by Eldorado LLC. See "Operating Results – Details of Certain Charges."

MGM Hospitality. MGM Hospitality seeks to leverage our management expertise and well-recognized brands through strategic partnerships and international expansion opportunities. We have entered into management agreements for hotels in the Middle East, North Africa, India and, through its joint venture with Diaoyutai State Guesthouse, The People's Republic of China. MGM Hospitality opened its first resort, MGM Grand Sanya on Hainan Island, People's Republic of China in early 2012.

Borgata. We have a 50% economic interest in Borgata Hotel Casino & Spa ("Borgata") located on Renaissance Pointe in the Marina area of Atlantic City, New Jersey. Boyd Gaming Corporation ("Boyd") owns the other 50% of Borgata and also operates the resort. Our interest is held in trust and currently offered for sale pursuant to our settlement agreement with New Jersey Department of Gaming Enforcement ("DGE"). In March 2010, the New Jersey Casino Control Commission ("CCC") approved the settlement agreement with the DGE pursuant to which we placed our 50% ownership interest in Borgata and related leased land in Atlantic City into a divestiture trust. The settlement agreement was amended on July 22, 2011 with the approval of the CCC on August 8, 2011. Following the transfer of these interests into trust, we ceased to be regulated by the CCC or the DGE, except as otherwise provided by the trust agreement and the settlement agreement.

The terms of the settlement agreement, as amended, mandate the sale of the trust property by March 2014, which represents an 18-month extension compared to the original agreement. During the period ending in March 2013, which also represents an 18-month extension compared to the original agreement, we have the right to direct the trustee to sell the trust property, subject to approval of the CCC. If a sale is not concluded by that time, the trustee is responsible for selling the trust property during the following 12-month period. Prior to the consummation of the sale, the divestiture trust will retain any cash flows received in respect of the trust property, but will pay property taxes and other costs attributable to the trust property. We are the sole economic beneficiary of the trust and will be permitted to reapply for a New Jersey gaming license beginning 30 months after the completion of the sale of the trust assets. As of December 31, 2011 and 2010, the trust had $188 million of cash and investments, of which $150 million is held in U.S. treasury securities with maturities greater than three months but less than one year, and is recorded within "Prepaid expenses and other."

As a result of our ownership interest in Borgata being placed into a trust, we no longer have significant influence over Borgata; therefore, we discontinued the equity method of accounting for Borgata at the point the assets were placed in the trust in March 2010, and account for our investment in Borgata under the cost method of accounting. The carrying value of the investment related to Borgata is included in "Other long-term assets, net." Earnings and losses that relate to the investment that were previously accrued remain as a part of the carrying amount of the investment. Distributions received by the trust that do not exceed our share of earnings are recognized currently in earnings. However, distributions received by the trust that exceed our share of earnings for such periods are applied to reduce the carrying amount of its investment. We consolidate the trust as we are the sole economic beneficiary. The trust did not receive distributions from Borgata during the year ended December 31, 2011. The trust received net distributions from the joint venture of $113 million for the year ended December 31, 2010. We recorded $94 million as a reduction of the carrying value and $19 million was recorded as "Other, net" non-operating income for the year ended December 31, 2010.

In connection with the settlement agreement discussed above, we entered into an amendment to our joint venture agreement with Boyd to permit the transfer of our 50% ownership interest into trust in connection with our settlement agreement with the DGE. In accordance with such agreement, Boyd received a priority partnership distribution of approximately $31 million (equal to the excess prior capital contributions by Boyd) upon successful refinancing of the Borgata credit facility in August 2010.

We recorded a pre-tax impairment charge of approximately $128 million at September 30, 2010 which decreased the carrying value of our investment in Borgata to approximately $250 million. The impairment charge was based on an offer received from a potential buyer at that time and authorized by our Board of

Directors. We ultimately did not reach final agreement with such buyer. We continue to negotiate with other parties who have expressed interest in the asset, but can provide no assurance that a transaction will be completed.

We reviewed the carrying value of our 50% interest in Borgata as of December 31, 2011 and determined that it was necessary to record an other-than-temporary impairment charge of $62 million in "Property transactions, net," based on an estimated fair value of $185 million for our 50% interest. Management used a discounted cash flow analysis to determine the estimated fair value from a market participant's point of view. Key assumptions included in such analysis include management's estimates of future cash flows, including outflows for capital expenditures, an appropriate discount rate, and long-term growth rate. There is significant uncertainty surrounding Borgata's future operating results, primarily due to the planned opening of a major new resort in the Atlantic City market during 2012 and other additional competition expected in surrounding markets. As a result, for purposes of this analysis management has reflected a decrease in forecasted cash flows in 2012 and 2013. Also, management used a long-term growth rate of 3% and a discount rate of 10.5%, which it believes appropriately reflects risk associated with the estimated cash flows. This analysis is sensitive to management assumptions, and increases or decreases in these assumptions would have a material impact on the analysis.

In July 2010, we entered into an agreement to sell four long-term ground leases and their respective underlying real property parcels, approximately 11 acres, underlying the Borgata. The transaction closed in November 2010; the trust received net proceeds of $71 million and we recorded a gain of $3 million related to the sale in "Property transactions, net."

Liquidity and Financial Position

As of December 31, 2011, we had approximately $13.6 billion principal amount of indebtedness outstanding, including $3.3 billion of borrowings under our senior credit facility, which included $778 million borrowed in December 2011, to increase our capacity for issuing additional secured indebtedness. Giving effect to the subsequent repayment of these amounts, we would have had approximately $957 million of available borrowing capacity under our senior credit facility at December 31, 2011. Any increase in the interest rates applicable to our existing or future borrowings would increase the cost of our indebtedness and reduce the cash flow available to fund our other liquidity needs. At December 31, 2011 we had no other existing sources of borrowing availability, except to the extent we pay down further amounts outstanding under the senior credit facility.

In January 2012, we issued $850 million of 8.625% senior notes due 2019, for net proceeds to us of approximately $836 million. The notes are unsecured and otherwise rank equally in right of payment with our existing and future senior indebtedness.

Our senior credit facility was amended and restated in February 2012, and consists of approximately $1.8 billion in term loans and a $1.3 billion revolver. Under the restated senior credit facility, loans and revolving commitments aggregating approximately $1.8 billion (the "extending loans") were extended to February 2015. The extending loans are subject to a pricing grid that decreases the LIBOR spread by as much as 250 basis points based upon collateral coverage levels at any given time (commencing 45 days after the restatement effective date) and the LIBOR floor on extended loans is reduced from 200 basis points to 100 basis points.

The restated senior credit facility allows us to refinance indebtedness maturing prior to February 23, 2015 but limits our ability to prepay later maturing indebtedness until the extended facilities are paid in full. We may issue unsecured debt, equity-linked and equity securities to refinance our outstanding indebtedness; however, we are required to use net proceeds from certain indebtedness issued in amounts in excess of $250 million (excluding amounts used to refinance indebtedness) to ratably prepay the credit facilities in an amount equal to 50% of the net cash proceeds of such excess. Under the restated senior credit facility we are no longer required to use net proceeds from equity offerings to prepay the restated senior credit facility. In connection with the restated senior credit facility we agreed to use commercially reasonable efforts to deliver a mortgage, limited in amount to comply with indenture restrictions, encumbering the Beau Rivage within 90 days from the effective date of the restated loan agreement. Upon the issuance of such mortgage, the holders of our 13% senior secured notes due 2013 would obtain an equal and ratable lien in the collateral.

Under the amended senior credit facility, we and our restricted subsidiaries are required to maintain a minimum trailing annual EBITDA (as defined in the agreement governing our senior credit facility) of $1.2 billion for each of the quarters of 2012, increasing to $1.25 billion at March 31, 2013, to $1.3 billion at June 30, 2013, and to $1.4 billion at March 31, 2014. Capital expenditure limits previously in place under the senior credit facility did not change in the restated loan agreement.

MGM China. As of December 31, 2011, MGM Grand Paradise, had cash of approximately $720 million and approximately $552 million of debt outstanding under its term loan credit facility, which is secured by the assets of MGM Macau. We do not guarantee MGM Grand Paradise's obligations under its credit agreement. In February 2012, MGM China's Board of Directors declared a dividend of approximately $400 million which will be paid to shareholders of record as of March 9, 2012, and distributed on or about March 20, 2012. We will receive approximately $204 million, representing 51% of such dividend.

"Principal Debt Arrangements" for further discussion of our debt agreements and related covenants.

Results of Operations

The following discussion is based on our consolidated financial statements for the years ended December 31, 2011, 2010 and 2009. Certain results in this section are discussed on a "same store" basis excluding the results of TI, which was sold in March 2009.

The following table summarizes our financial results:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Net revenues	$ 7,849,312	$ 6,056,001	$ 6,010,588
Operating income (loss)	4,057,146	(1,158,931)	(963,876)
Net income (loss)	3,234,944	(1,437,397)	(1,291,682)
Net income (loss) attributable MGM Resorts International	3,114,637	(1,437,397)	(1,291,682)

Our results of operations for the year ended December 31, 2011 include the results of MGM China from June 3, 2011 on a consolidated basis. Prior thereto, results of operations of MGM China were reflected under the equity method of accounting – see "Operating Results – Income (Loss) from Unconsolidated Affiliates." Net revenues and operating income related to MGM China from June 3, 2011 through December 31, 2011 were $1.5 billion and $137 million, respectively. In addition, we recorded a $3.5 billion gain related to the MGM China transaction in 2011.

Operating income in 2011 benefited from improved results at each of MGM Macau, CityCenter and our wholly owned domestic resorts compared to 2010. Comparability between periods was affected by $179 million of property transactions in 2011 and $1.5 billion of property transactions in 2010. In addition, operating income was affected by the $3.5 billion MGM China gain and our share of CityCenter residential impairment charges of $26 million in 2011 and $166 million in 2010. For additional detail related to property transactions and residential impairment charges, see "Operating Results– Income (Loss) from Unconsolidated Affiliates" and "Operating Results– Detail of Certain Charges."

Operating loss in 2010 increased 20% from 2009 and was negatively affected by recessionary trends that extended into 2010. In addition, operating loss was affected by $1.5 billion of property transactions, $166 million of residential impairment charges in 2010, and $1.3 billion of property transactions and $203 million of CityCenter residential inventory impairment charges in 2009.

Corporate expense increased 41% to $175 million in 2011 as a result of costs associated with our MGM China transaction, transition expenses related to the outsourcing of information systems, additional legal and development costs associated with future development initiatives, costs associated with the implementation of our new loyalty program and additional costs associated with community involvement. Corporate expense decreased 14% in 2010 primarily as a result of higher 2009 legal and advisory costs associated with our activities to improve our financial position.

Depreciation and amortization in 2011 increased from 2010 primarily as a result of the consolidation of MGM China. Of the $221 million of depreciation expense at MGM China, $181 million related to amortization of intangible assets recognized in acquisition. Depreciation and amortization expense in 2010 decreased 8% due to certain assets being fully depreciated.

Operating Results – Detailed Segment Information

The following table presents net revenue and Adjusted EBITDA by reportable segment. Management uses Adjusted Property EBITDA as the primary profit measure for its reportable segments. See "Non-GAAP Measures" for additional Adjusted EBITDA and Adjusted Property EBITDA information:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Net revenue:			
Wholly owned domestic resorts	$ 5,892,902	$ 5,634,350	$ 5,875,090
MGM China	1,534,963	-	-
Reportable segment net revenue	7,427,865	5,634,350	5,875,090
Corporate and other	421,447	421,651	135,498
	$ 7,849,312	$ 6,056,001	$ 6,010,588
Adjusted EBITDA:			
Wholly owned domestic resorts	$ 1,298,116	$ 1,165,413	$ 1,343,562
MGM China	359,686	-	-
Reportable segment Adjusted Property EBITDA	1,657,802	1,165,413	1,343,562
Corporate and other	(101,233)	(235,200)	(236,463)
	$ 1,556,569	$ 930,213	$ 1,107,099

See below for detailed discussion of segment results related to our wholly owned domestic operations and MGM China. Corporate and other revenue includes revenues from MGM Hospitality and management operations and reimbursed costs revenue primarily related to our CityCenter management agreement. Reimbursed costs revenue represents reimbursement of costs, primarily payroll-related, incurred by us in connection with the provision of management services and were $351 million, $359 million and $99 million for 2011, 2010 and 2009, respectively.

Adjusted EBITDA losses related to corporate and other decreased in 2011 compared to 2010 primarily as a result of a decrease in our share of losses from CityCenter, which were impacted by residential impairment charges as discussed further in "Operating Results – Income (loss) from unconsolidated affiliates." Partially offsetting the decrease in losses related to CityCenter was an increase in corporate expense discussed above and lower earnings from MGM Macau as Adjusted EBITDA related to corporate and other in 2011 only includes our share of earnings from MGM Macau through June 2, 2011 versus a full year in 2010 and 2009. Adjusted EBITDA losses related to corporate and other in 2010 decreased slightly from 2009, as an increase in our share of earnings from MGM Macau was offset by increased losses related to CityCenter and lower earnings from Borgata due to discontinuing equity method accounting.

Wholly owned domestic operations. The following table presents detailed net revenue at our wholly owned domestic resorts:

	Year Ended December 31,				
	2011	Percentage Change	2010	Percentage Change	2009
			(In thousands)		
Casino revenue, net:					
Table games	$ 800,216	(3%)	$ 827,274	(13%)	$ 955,238
Slots	1,625,420	3%	1,577,506	(2%)	1,611,037
Other	66,836	(11%)	74,915	(11%)	83,784
Casino revenue, net	2,492,472	1%	2,479,695	(6%)	2,650,059
Non-casino revenue:					
Rooms	1,513,789	10%	1,370,054	(1%)	1,385,196
Food and beverage	1,374,614	3%	1,331,357	(2%)	1,362,325
Entertainment, retail and other	1,139,139	5%	1,086,469	(5%)	1,143,202
Non-casino revenue	4,027,542	6%	3,787,880	(3%)	3,890,723
	6,520,014	4%	6,267,575	(4%)	6,540,782
Less: Promotional allowances	(627,112)	(1%)	(633,225)	(5%)	(665,692)
	$ 5,892,902	5%	$ 5,634,350	(4%)	$ 5,875,090

Net revenue related to wholly owned domestic resorts increased 5% compared to 2010, driven by a 13% increase in REVPAR at our Las Vegas Strip resorts as well as increases across our other non-gaming business. Net revenue related to wholly owned domestic resorts for 2010 decreased 4% compared to 2009. On a same store basis, net revenues decreased 3%.

Table games revenue in 2011 decreased 3% compared to 2010 and was negatively affected by a lower baccarat hold percentage. Total table games hold percentage was near the low end of our normal range in both the current and prior year. Total table games revenue in 2011 was also affected by table games volume decreasing 3% compared to the prior year mainly as a result of lower baccarat volume. Slots revenue increased 3% overall and 4% at our Las Vegas Strip resorts in 2011.

In 2010, table games revenue decreased 13% compared to 2009 on a same store basis, mainly as a result of a 6% decrease in overall table games volumes, combined with a lower hold percentage. Slots revenue decreased 1% in 2010 on a same store basis as a result of lower slots volume on the Las Vegas Strip, partially offset by a 5% increase at MGM Grand Detroit and a 3% increase at Gold Strike Tunica.

Rooms revenue increased 10% in 2011 compared to 2010 driven by higher hotel rates and occupancy at our Las Vegas Strip resorts, as well as the implementation of resort fees across most of our resorts. Rooms revenue was flat on a same store basis for 2010 compared to 2009 as a result of a decrease in occupancy offset by slightly higher room rates. The following table shows key hotel statistics for our Las Vegas Strip resorts:

	Year Ended December 31,		
	2011	2010	2009
Occupancy	90%	89%	91%
Average Daily Rate (ADR)	$ 127	$ 115	$ 112
Revenue per Available Room (REVPAR)	$ 115	$ 102	$ 101

Food and beverage revenues increased 3% in 2011 as a result of increased catering and convention sales, as well as higher revenue across many Las Vegas Strip outlets. Entertainment, retail and other revenues increased 5%, driven by higher entertainment revenues related to arena events and across most Las Vegas Strip production shows. Food and beverage, entertainment, and retail revenues in 2010 and 2009 were negatively affected by lower customer spending.

Adjusted Property EBITDA at our wholly owned domestic resorts was $1.3 billion in 2011, an increase of 11% driven by improved operating results across most of our Las Vegas Strip properties. In addition, 2011 Adjusted EBITDA increased 7% at MGM Grand Detroit, 14% at Beau Rivage and Adjusted Property EBITDA margin in 2011 increased by approximately 130 basis points from 2010, to 22%.

Adjusted Property EBITDA at wholly owned domestic resorts was $1.2 billion in 2010, a decrease of 13% compared to 2009. On a same store basis, excluding the results of Treasure Island in 2009, Adjusted Property EBITDA decreased 12%. Adjusted Property EBITDA margin in 2010 was approximately 200 basis points lower than 2009 as a result of decreased revenues.

MGM China. Net revenue for MGM China was $1.5 billion for the period from June 3, 2011 through December 31, 2011. Adjusted Property EBITDA was $360 million for the same period.

The following table presents certain supplemental pro forma information for MGM China for the years ended December 31, 2011 and 2010 as if the transaction had occurred as of January 1, 2010. This information includes the impact of certain purchase accounting adjustments. This supplemental pro forma information is provided solely for comparative purposes and does not presume to be indicative of what actual results would have been if the acquisition of the controlling financial interest had been completed as of January 1, 2010, nor indicative of future results:

	Year Ended December 31,	
	2011	2010
	(In thousands)	
Net Revenue	$ 2,605,994	$ 1,571,226
Adjusted Property EBITDA	$ 629,692	$ 357,664
Property transactions, net	(1,618)	(3,962)
Depreciation and amortization	(359,286)	(373,829)
Operating income (loss)	268,788	(20,127)
Non-operating income (expense)	(22,621)	(46,228)
Income (loss) before income taxes	246,167	(66,355)
Benefit (provision) for income taxes	99,068	(37)
Net income (loss)	$ 345,235	$ (66,392)

Pro forma net revenue and Adjusted Property EBITDA for MGM China for the year ended December 31, 2011 increased primarily as a result of a 72% increase in VIP table games turnover and a 17% increase in main floor table games drop.

Operating Results – Details of Certain Charges

Stock compensation expense is recorded within the department of the recipient of the stock compensation award. The following table shows the amount of compensation expense recognized related to employee stock-based awards:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Casino	$ 7,552	$ 7,592	$ 10,080
Other operating departments	3,868	3,092	4,287
General and administrative	9,402	9,974	9,584
Corporate expense and other	18,885	14,330	12,620
	$ 39,707	$ 34,988	$ 36,571

Preopening and start-up expenses consisted of the following:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
CityCenter	$ -	$ 3,494	$ 52,010
Other	(316)	753	1,003
	$ (316)	$ 4,247	$ 53,013

Property transactions, net consisted of the following:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Circus Circus Reno impairment	$ 79,658	$ -	$ -
Borgata impairments	61,962	128,395	-
Silver Legacy impairment	22,966	-	-
CityCenter investment impairments	-	1,313,219	955,898
Atlantic City Renaissance Pointe land impairment	-	-	548,347
Gain on sale of TI	-	-	(187,442)
Other property transactions, net	14,012	9,860	11,886
	$ 178,598	$ 1,451,474	$ 1,328,689

Circus Circus Reno. At September 30, 2011 we reviewed the carrying value of our Circus Circus Reno long-lived assets for impairment using revised operating forecasts developed by management for that resort in the third quarter of 2011. Due to current and forecasted market conditions and results of operations through September 30, 2011 being lower than previous forecasts, we recorded a non-cash impairment charge of $80 million in the third quarter of 2011 primarily related to a write-down of Circus Circus Reno's long-lived assets. Our discounted cash flow analysis for Circus Circus Reno included estimated future cash inflows from operations and estimated future cash outflows for capital expenditures utilizing an estimated discount rate and terminal year capitalization rate.

Investment in Borgata. As discussed in "Executive Overview," we recorded a pre-tax impairment charge of approximately $128 million in 2010 based on an offer received from a potential buyer. We recorded an additional $62 million impairment charge at December 31, 2011.

Investment in Silver Legacy. Silver Legacy has approximately $143 million of outstanding senior notes due in March 2012. Silver Legacy is exploring various alternatives for refinancing or restructuring its obligations under the notes, including filing for bankruptcy protection. We reviewed the carrying value of our investment in Silver Legacy as of December 31, 2011 and recorded an "other-than-temporary" impairment charge of $23 million to decrease the carrying value of our investment to zero. We will discontinue applying the equity method for our investment in Silver Legacy and will not provide for additional losses until our share of future net income, if any, equals the share of net losses not recognized during the period the equity method was suspended.

Investment in CityCenter. At June 30, 2010, we reviewed our CityCenter investment for impairment using revised operating forecasts developed by CityCenter management. Based on current and forecasted market conditions and because CityCenter's results of operations through June 30, 2010 were below previous forecasts, and the revised operating forecasts were lower than previous forecasts, we concluded that we should review the carrying value of our investment. We determined that the carrying value of our investment exceeded our fair value determined using a discounted cash flow analyses and therefore an impairment was indicated. We intend to and believe we will be able to retain our investment in CityCenter; however, due to the extent of the shortfall and our assessment of the uncertainty of fully recovering our investment, we determined that the impairments were "other-than-temporary" and recorded impairment charges of $1.12 billion in the second quarter of 2010.

At September 30, 2010, we recognized an increase of $232 million in our total net obligation under our CityCenter completion guarantee, and a corresponding increase in our investment in CityCenter. The increase primarily reflected a revision to prior estimates based on our assessment of the most current information derived from our close-out and litigation processes and does not reflect certain potential recoveries that CityCenter is pursuing as part of the litigation process. We completed an impairment review as of September 30, 2010 and as a result recorded an additional impairment of $191 million in the third quarter of 2010 included in "Property transactions, net."

The discounted cash flow analyses for our investment in CityCenter included estimated future cash inflows from operations, including residential sales, and estimated future cash outflows for capital expenditures. The June 2010 and September 2010 analyses used an 11% discount rate and a long term growth rate of 4% related to forecasted cash flows for CityCenter's operating assets.

At September 30, 2009, we reviewed our CityCenter investment for impairment using revised operating forecasts developed by CityCenter management at that time. In addition, the impairment charge related to CityCenter's residential real estate under development discussed below further indicated that our investment may have experienced an "other-than-temporary" decline in value. Our discounted cash flow analysis for CityCenter included estimated future cash outflows for construction and maintenance expenditures and future cash inflows from operations, including residential sales. Based on our analysis, we determined the carrying value of our investment exceeded its fair value and we determined that the impairment was "other-than-temporary." As a result, we recorded an impairment charge of $956 million included in "Property transactions, net."

Atlantic City Renaissance Pointe Land. We reviewed the carrying value of our Renaissance Pointe land holdings for impairment at December 31, 2009 as we determined at that time that we did not intend to pursue development of our MGM Grand Atlantic City project for the foreseeable future. Our Board of Directors subsequently terminated this project. Our Renaissance Pointe land holdings included a 72-acre development site and also included 11 acres of land subject to a long-term lease with the Borgata joint venture. The fair value of the development land was determined based on a market approach, and the fair value of land subject to the long-term lease with Borgata was determined using a discounted cash flow analysis using expected contractual cash flows under the lease discounted at a market capitalization rate. As a result of our review, we recorded a non-cash impairment charge of $548 million in 2009.

Sale of TI. On March 20, 2009, we closed the sale of the Treasure Island casino resort for net proceeds of approximately $746 million and recognized a pre-tax gain of $187 million related to the sale.

Other. Other property transactions in 2011 include the write-off of goodwill related to Railroad Pass. Other property transactions during 2010 related primarily to write-downs of various discontinued capital projects. Other property transactions in 2009 primarily related to write-downs of various discontinued capital projects offset by $7 million of insurance recoveries related to the Monte Carlo fire.

Operating Results – Income (Loss) from Unconsolidated Affiliates

The following table summarizes information related to our income (loss) from unconsolidated affiliates:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
CityCenter	$ (56,291)	$ (250,482)	$ (208,633)
MGM Macau	115,219	129,575	24,615
Borgata	-	6,971	72,602
Other	32,166	35,502	23,189
	$ 91,094	$ (78,434)	$ (88,227)

We ceased recording MGM Macau operating results as income from unconsolidated affiliates under the equity method of accounting in June 2011, and we ceased recording Borgata operating results as income from unconsolidated affiliates in March 2010.

Our share of CityCenter operating losses included our share of residential impairment charges of $26 million, $166 million and $203 million in 2011, 2010 and 2009, respectively. Upon substantial completion of construction of the Mandarin Oriental residential inventory in the first quarter of 2010 and the Veer residential inventory in the second quarter of 2010, CityCenter was required to carry its residential inventory at the lower of its carrying value or fair value less costs to sell. Fair value of the residential inventory is determined using a discounted cash flow analysis based on management's current expectations of future cash flows. The key inputs in the discounted cash flow analysis include estimated sales prices of units currently under contract and new unit sales, the absorption rate over the sell-out period, and the discount rate. CityCenter recorded a residential real estate impairment charge of $53 million in 2011. We recognized 50% of such impairment charge, resulting in a pre-tax charge of approximately $26 million. In 2010, CityCenter recorded residential impairment charges of $330 million. We recognized 50% of such impairment charges, resulting in a pre-tax charge of approximately $166 million.

Included in loss from unconsolidated affiliates for the year ended December 31, 2009 is our share of an impairment charge relating to CityCenter residential real estate under development ("REUD"). CityCenter was required to review its REUD for impairment as of September 30, 2009, mainly due to CityCenter's September 2009 decision to discount the prices of its residential inventory by 30%. This decision and related market conditions led to CityCenter management's conclusion that the carrying value of the REUD was not recoverable based on estimates of undiscounted cash flows. As a result, CityCenter was required to compare the fair value of its REUD to its carrying value and record an impairment charge for the shortfall. Fair value of the REUD was determined using a discounted cash flow analysis based on management's current expectations of future cash flows. The key inputs in the discounted cash flow analysis included estimated sales prices of units currently under contract and new unit sales, the absorption rate over the sell-out period, and the discount rate. This analysis resulted in an impairment charge of approximately $348 million of the REUD. We recognized our 50% share of such impairment charge, adjusted by certain basis differences, resulting in a pre-tax charge of $203 million.

Non-operating Results

Interest expense. The following table summarizes information related to interest on our long-term debt:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Total interest incurred (MGM Resorts)	$ 1,073,949	$ 1,113,580	$ 997,897
Total interest incurred (MGM China)	12,916	-	-
Interest capitalized	(33)	-	(222,466)
	$ 1,086,832	$ 1,113,580	$ 775,431
Cash paid for interest, net of amounts capitalized	$ 1,001,982	$ 1,020,040	$ 807,523
Weighted average total debt balance	$ 12.4 billion	$ 12.7 billion	$ 13.2 billion
End-of-year ratio of fixed-to-floating debt	72/28	81/19	61/39
Weighted average interest rate	7.7%	8.0%	7.6%

In 2011, gross interest costs decreased related to a lower average debt balance during 2011. Included in interest expense in 2011 is $42 million of amortization of debt discount associated with the amendment of our senior credit facility during 2010. In 2010, gross interest costs increased compared to 2009 due to higher interest rates on our senior credit facility and newly issued fixed rate borrowings. Also included in interest expense in 2010 is $31 million of amortization of debt discount associated with the amendment of our senior credit facility during 2010.

We had minimal capitalized interest in 2011 and none in 2010, as we ceased capitalization of interest related to CityCenter in December 2009. We have minimal other ongoing qualifying capital projects.

Other, net. We recorded a net gain on extinguishment of debt of $142 million in "Other, net" related to the modification of our senior credit facility in March 2010. In 2009, we recorded an impairment of $176 million related to our M Resort note.

Income taxes. The following table summarizes information related to our income taxes:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Income (loss) before income taxes	$ 2,831,631	$ (2,216,025)	$ (2,012,593)
Benefit for income taxes	403,313	778,628	720,911
Effective income tax rate	(14.2)%	35.1%	35.8%
Federal, state and foreign income taxes paid, net of refunds	$ (172,018)	$ (330,218)	$ (53,863)

We recorded an income tax benefit in 2011 even though we had pre-tax income for the year because we did not provide U.S. deferred taxes on the $3.5 billion gain recorded on the acquisition of the controlling financial interest in MGM China. The gain increased the excess amount for financial reporting over the U.S. tax basis of our investment in MGM China. No U.S. deferred taxes were provided for this excess amount because we expect it to resolve through repatriations of future MGM China earnings for which there will be sufficient foreign tax credits to offset all U.S. income tax that would result from such repatriations. Excluding the MGM China gain, we would have provided income tax benefit at an effective tax rate of 60.7% for 2011, higher than the federal statutory rate due primarily to an income tax benefit resulting from a decrease to the Macau net deferred tax liability recorded to reflect an assumed 5-year extension of the exemption from complementary tax on gaming profits and a lower effective tax rate on MGM China earnings. The income tax benefit on pre-tax loss in 2010 was provided essentially at the federal statutory rate of 35%. The income tax benefit provided on pre-tax loss in 2009 was greater than 35% primarily as a result of state tax benefit provided on the write-down of land in Atlantic City.

The net refunds of cash taxes in 2011 and 2010 were due primarily to the carryback to prior years of U.S federal income tax net operating losses incurred in 2010 and 2009, respectively. The net refund of cash taxes in 2009 was due primarily to refunds of taxes that were paid in 2008.

Non-GAAP Measures

"Adjusted EBITDA" is earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, and property transactions, net, and the gain on the MGM China transaction. "Adjusted Property EBITDA" is Adjusted EBITDA before corporate expense and stock compensation expense related to the MGM Resorts stock option plan, which is not allocated to each property. MGM China recognizes stock compensation expense related to its stock compensation plan which is included in the calculation of Adjusted Property EBITDA for MGM China. Adjusted EBITDA information is presented solely as a supplemental disclosure to reported GAAP measures because management believes these measures are 1) widely used measures of operating performance in the gaming industry, and 2) a principal basis for valuation of gaming companies.

We believe that while items excluded from Adjusted EBITDA and Adjusted Property EBITDA may be recurring in nature and should not be disregarded in evaluation of our earnings performance, it is useful to exclude such items when analyzing current results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions or events that may not be comparable between the periods being presented. Also, we believe excluded items may not relate specifically to current operating trends or be indicative of future results. For example, preopening and start-up expenses will be significantly different in periods when we are developing and constructing a major expansion project and dependent on where the current period lies within the development cycle, as well as the size and scope of the project(s). "Property transactions, net" includes normal recurring disposals and gains and losses on sales of assets related to specific assets within our resorts, but also includes gains or losses on sales of an entire operating resort or a group of resorts and impairment charges on entire asset groups or investments in unconsolidated affiliates, which may not be comparable period over period. In addition, capital allocation, tax planning, financing and stock compensation awards are all managed at the corporate level. Therefore, we use Adjusted Property EBITDA as the primary measure of our operating resorts' performance.

Adjusted EBITDA or Adjusted Property EBITDA should not be construed as an alternative to operating income or net income, as an indicator of our performance; or as an alternative to cash flows from operating activities, as a measure of liquidity; or as any other measure determined in accordance with generally accepted accounting principles. We have significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in Adjusted EBITDA. Also, other companies in the gaming and hospitality industries that report Adjusted EBITDA information may calculate Adjusted EBITDA in a different manner and therefore, comparability may be limited.

The following table presents a reconciliation of Adjusted EBITDA to net loss:

	Year Ended December 31, 2011	2010	2009
	(In thousands)		
Adjusted EBITDA	$ 1,556,569	$ 930,213	$ 1,107,099
Preopening and start-up expenses	316	(4,247)	(53,013)
Property transactions, net	(178,598)	(1,451,474)	(1,328,689)
Gain on MGM China transaction	3,496,005	-	-
Depreciation and amortization	(817,146)	(633,423)	(689,273)
Operating income (loss)	4,057,146	(1,158,931)	(963,876)
Non-operating income (expense):			
Interest expense, net	(1,086,832)	(1,113,580)	(775,431)
Other, net	(138,683)	56,486	(273,286)
	(1,225,515)	(1,057,094)	(1,048,717)
Income (loss) before income taxes	2,831,631	(2,216,025)	(2,012,593)
Benefit for income taxes	403,313	778,628	720,911
Net income (loss)	3,234,944	(1,437,397)	(1,291,682)
Less: Net income attributable to noncontrolling interests	(120,307)	-	-
Net income (loss) attributable to MGM Resorts International	$ 3,114,637	$ (1,437,397)	$ (1,291,682)

The following tables present reconciliations of operating income (loss) to Adjusted Property EBITDA and Adjusted EBITDA:

	Year Ended December 31, 2011				
	Operating Income (Loss)	Preopening and Start-up Expenses	Gain on MGM China Transaction & Property Transactions, Net	Depreciation and Amortization	Adjusted EBITDA
			(In thousands)		
Bellagio	$ 203,026	$ -	$ 2,772	$ 96,699	$ 302,497
MGM Grand Las Vegas	71,762	-	232	77,142	149,136
Mandalay Bay	84,105	-	531	84,488	169,124
The Mirage	41,338	-	1,559	59,546	102,443
Luxor	39,866	-	112	38,103	78,081
New York-New York	63,824	-	(76)	23,536	87,284
Excalibur	44,428	-	646	20,183	65,257
Monte Carlo	35,059	-	131	22,214	57,404
Circus Circus Las Vegas	4,040	-	(1)	18,905	22,944
MGM Grand Detroit	125,235	-	1,415	39,369	166,019
Beau Rivage	30,313	-	58	39,649	70,020
Gold Strike Tunica	15,991	-	36	13,639	29,666
Other resort operations	(86,012)	-	80,120	4,133	(1,759)
Wholly owned domestic resorts	672,975	-	87,535	537,606	1,298,116
MGM China	137,440	-	1,120	221,126	359,686
MGM Macau (50%)	115,219	-	-	-	115,219
CityCenter (50%)	(56,291)	-	-	-	(56,291)
Other unconsolidated resorts	32,166	-	-	-	32,166
Management and other operations	(13,813)	(316)	-	14,416	287
	887,696	(316)	88,655	773,148	1,749,183
Stock compensation	(36,528)	-	-	-	(36,528)
Corporate	3,205,978	-	(3,406,062)	43,998	(156,086)
	$ 4,057,146	$ (316)	$ (3,317,407)	$ 817,146	$ 1,556,569

(1) For the twelve months ended December 31, 2011, represents the Adjusted EBITDA of MGM China from June 3, 2011 (the first day of our majority ownership of MGM China) through December 31, 2011.

(2) Represents our share of operating income, adjusted for the effect of certain basis differences for the approximately five months ended June 2, 2011.

	Year Ended December 31, 2010				
	Operating Income (Loss)	Preopening and Start-up Expenses	Property Transactions, Net	Depreciation and Amortization	Adjusted EBITDA
			(In thousands)		
Bellagio	$ 174,355	$ -	$ (17)	$ 96,290	$ 270,628
MGM Grand Las Vegas	84,359	-	127	78,607	163,093
Mandalay Bay	29,859	-	2,892	91,634	124,385
The Mirage	36,189	-	(207)	66,124	102,106
Luxor	18,822	-	257	42,117	61,196
New York-New York	41,845	-	6,880	27,529	76,254
Excalibur	39,534	-	803	22,899	63,236
Monte Carlo	5,020	185	3,923	24,427	33,555
Circus Circus Las Vegas	(5,366)	-	230	20,741	15,605
MGM Grand Detroit	115,040	-	(327)	40,460	155,173
Beau Rivage	21,564	-	349	39,374	61,287
Gold Strike Tunica	26,115	-	(540)	14,278	39,853
Other resort operations	(6,391)	-	20	5,413	(958)
Wholly owned domestic resorts	580,945	185	14,390	569,893	1,165,413
MGM Macau (50%)	129,575	-	-	-	129,575
CityCenter (50%)	(253,976)	3,494	-	-	(250,482)
Other unconsolidated resorts	42,764	-	-	-	42,764
Management and other operations	(27,084)	568	-	14,358	(12,158)
	472,224	4,247	14,390	584,251	1,075,112
Stock compensation	(34,988)	-	-	-	(34,988)
Corporate	(1,596,167)	-	1,437,084	49,172	(109,911)
	$ (1,158,931)	$ 4,247	$ 1,451,474	$ 633,423	$ 930,213

	Year Ended December 31, 2009				
	Operating Income (Loss)	Preopening and Start-up Expenses	Property Transactions, Net	Depreciation and Amortization	Adjusted EBITDA
			(In thousands)		
Bellagio	$ 157,079	$ -	$ 2,326	$ 115,267	$ 274,672
MGM Grand Las Vegas	123,378	-	30	90,961	214,369
Mandalay Bay	65,841	948	(73)	93,148	159,864
The Mirage	74,756	-	313	66,049	141,118
Luxor	37,527	(759)	181	39,218	76,167
Treasure Island	12,730	-	(1)	-	12,729
New York-New York	45,445	-	1,631	31,479	78,555
Excalibur	47,973	-	(16)	24,173	72,130
Monte Carlo	16,439	-	(4,740)	24,895	36,594
Circus Circus Las Vegas	4,015	-	(9)	23,116	27,122
MGM Grand Detroit	90,183	-	7,336	40,491	138,010
Beau Rivage	16,234	-	157	49,031	65,422
Gold Strike Tunica	29,010	-	(209)	16,250	45,051
Other resort operations	(4,172)	-	(57)	5,988	1,759
Wholly owned domestic resorts	716,438	189	6,869	620,066	1,343,562
MGM Macau (50%)	24,615	-	-	-	24,615
CityCenter (50%)	(260,643)	52,009	-	-	(208,634)
Other unconsolidated resorts	96,132	815	-	-	96,947
Management and other operations	7,285	-	2,473	8,564	18,322
	583,827	53,013	9,342	628,630	1,274,812
Stock compensation	(36,571)	-	-	-	(36,571)
Corporate	(1,511,132)	-	1,319,347	60,643	(131,142)
	$ (963,876)	$ 53,013	$ 1,328,689	$ 689,273	$ 1,107,099

Liquidity and Capital Resources

Cash Flows – Summary

Our cash flows consisted of the following:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Net cash provided by operating activities	$ 675,126	$ 504,014	$ 587,914
Investing cash flows:			
Capital expenditures, net of construction payable	(301,244)	(207,491)	(136,850)
Proceeds from sale of Treasure Island, net	-	-	746,266
Acquisition of MGM China, net of cash paid	407,046	-	-
Investments in and advances to unconsolidated affiliates	(128,848)	(553,000)	(963,685)
Distributions from unconsolidated affiliates in excess of earnings	2,212	135,058	-
Distributions from cost method investments	-	113,422	-
Property damage insurance recoveries	-	-	7,186
Investments in treasury securities- maturities longer than 90 days	(330,313)	(149,999)	-
Proceeds from treasury securities- maturities longer than 90 days	330,130	-	-
Other	(295)	75,931	16,828
Net cash used in investing activities	(21,312)	(586,079)	(330,255)
Financing cash flows:			
Net borrowings (repayments) under bank credit facilities	900,848	(3,207,716)	(198,156)
Issuance of senior notes	311,415	2,489,485	1,921,751
Retirement of senior notes	(493,816)	(1,154,479)	(1,176,452)
Issuance of common stock in public offering, net	-	588,456	1,104,418
Other	(6,525)	(190,924)	(162,811)
Net cash provided by (used in) financing activities	711,922	(1,475,178)	1,488,750
Effect of exchange rate on cash	1,213	-	-
Net increase (decrease) in cash and cash equivalents	$ 1,366,949	$ (1,557,243)	$ 1,746,409

Cash Flows – Operating Activities

We require a certain amount of cash on hand to operate our resorts. Beyond our cash on hand, we utilize company-wide cash management procedures to minimize the amount of cash held on hand or in banks. Funds are swept from accounts at our resorts daily into central bank accounts, and excess funds are invested overnight or are used to repay borrowings under our bank credit facilities. Trends in our operating cash flows tend to follow trends in operating income, excluding non-cash charges, but can be affected by the timing of significant tax payments or refunds and distributions from unconsolidated affiliates.

At December 31, 2011 and 2010, we held cash and cash equivalents of $1.9 billion and $499 million, respectively. In December 2011, we borrowed an additional $778 million under our senior credit facility to increase our capacity for issuing additional secured indebtedness. In addition, our cash balance at December 31, 2011 included $720 million of cash and cash equivalents related to MGM China.

Cash provided by operating activities increased 34% compared to 2010. The current year includes $354 million in cash provided by operating activities related to MGM China. In addition, increased cash flows at our resorts were offset by lower tax refunds received in the current year period compared to the prior year period. We received net tax refunds of approximately $172 million in 2011 and net tax refunds of approximately $330 million in 2010. Cash flow from operating activities decreased 14% in 2010 compared to 2009 due to a decrease in operating income excluding non-cash charges, partially offset by the tax refund noted above.

Cash Flows – Investing Activities

A significant portion of our investing activities over the past three years related to our CityCenter joint venture. In 2011, we made contributions of $129 million to CityCenter, including $92 million related to the completion guarantee. In 2010, we made contributions of $553 million to CityCenter related to the completion guarantee. In 2009, we made equity contributions of $731 million to CityCenter.

We had capital expenditures of $301 million in 2011, which included $27 million at MGM China. Capital expenditures related mainly to room remodels at Bellagio and MGM Grand, restaurant remodels, theater renovations, slot machine purchases and a remodel of the high limit slots area at Bellagio. Most of the costs capitalized related to furniture and fixtures, materials, and external labor costs. Capital expenditures of $207 million in 2010 mainly related to enhancements at various resorts and the purchase of an airplane. Capital expenditures of $137 million in 2009 consisted primarily of room remodel projects and various property enhancements, including capitalized interest.

Our capital expenditures fluctuate from year to year depending on our decisions with respect to strategic capital investments in new or existing resorts and the timing of more regular capital investments to maintain the quality of our resorts; the amounts of which can vary depending on timing of larger remodel projects related to our public spaces and hotel rooms. In accordance with our senior credit facility covenants, we and our restricted subsidiaries were limited to $500 million of annual capital expenditures (as defined in the agreement governing our senior credit facility) in 2011.

In June 2011, we paid approximately $75 million to acquire an additional 1% interest in MGM China and acquired cash of $482 million.

During 2011, the trust holding our 50% ownership interest in Borgata received proceeds of $330 million from treasury securities with maturities greater than 90 days and reinvested $330 million in treasury securities with maturities greater than 90 days. We did not receive distributions from the Borgata trust in 2011. In 2010, the trust received $113 million of net distributions from Borgata and received $71 million from the sale of ground leases and underlying land. All amounts in the trust account, including the proceeds from the sale of our Borgata interest, will be distributed to us upon consummation of the sale of our Borgata interest. At December 31, 2011, there was $188 million in the trust account.

In 2010, we recognized $135 million of distributions from unconsolidated affiliates within investing activities as a return of our investments, which primarily related to MGM Macau. We received a total of $192 million from MGM Macau in 2010, $59 million of which was recognized as cash flows from operating activities.

We received $746 million in net proceeds related to the sale of TI in 2009. The insurance recoveries classified as investing cash flows in 2009 relate to the Monte Carlo fire.

Cash Flows – Financing Activities

In 2011, excluding the $778 million we repaid in early January 2012 on our senior credit facility, we repaid $60 million of net debt in 2011 including $91 million repaid by MGM China under its senior credit facility for the period from June 3, 2011 through December 31, 2011.

During the year, we repaid:

- $325 million outstanding principal amount of our 8.375% senior subordinated notes at maturity;
- $129 million outstanding principal amount of our 6.375% senior notes due 2011 at maturity;
- $6 million outstanding principal amount of our floating rate senior convertible debentures due 2033; and
- $10 million principal amount of our 6.75% senior notes due 2012 and $22 million principal amount of our 6.75% senior notes due 2013 in open market repurchases.

During 2011, we issued $300 million of 4.25% convertible senior notes due 2015 for net proceeds of $311 million, which were used to pay down borrowings under our senior credit facility.

In 2010, excluding the $1.6 billion we repaid in early January 2011 on our senior credit facility, we repaid net debt of $290 million. We issued the following senior secured, convertible senior and senior notes during 2010:

- $1.15 billion of 4.25% convertible senior notes due 2015; we paid $81 million for capped call transactions entered into in connection with the issuance;
- $845 million of 9% senior secured notes due 2020; and
- $500 million of 10% senior notes due 2016.

In the fourth quarter of 2010, we issued approximately 47 million shares of our common stock for total net proceeds to us of approximately $588 million. Concurrently with our stock issuance, Tracinda sold approximately 32 million shares of our common stock. We did not receive any proceeds from the sale of such common stock by Tracinda.

We repaid the following principal amounts of senior and senior subordinated notes during 2010:

- $75 million 8.375% senior subordinated notes (redeemed prior to maturity essentially at par);
- $297 million 9.375% senior notes (repaid at maturity); and
- $782 million of our 8.5% senior notes (redeemed $136 million prior to maturity essentially at par and repaid $646 million at maturity).

Excluding the $1.6 billion borrowed under the senior credit facility in late December 2009 and repaid in early January 2010, we repaid net debt of $1.1 billion in 2009. In addition, pursuant to our development agreement, we repaid $49 million of bonds issued by the Economic Development Corporation of the City of Detroit. In May 2009, we issued approximately 164.5 million shares of our common stock at $7 per share, for total net proceeds to us of $1.2 billion.

We issued the following senior secured and senior notes during 2009:

- $650 million of 10.375% senior secured notes due 2014;
- $850 million of 11.125% senior secured notes due 2017; and
- $475 million of 11.375% senior notes due 2018.

We repaid the following principal amounts of senior and senior subordinated notes during 2009:

- $226 million 6.5% senior notes (redeemed $122 million prior to maturity essentially at par);
- $820 million 6% senior notes (redeemed $763 million prior to maturity essentially at par and the remaining $57 million was repaid at maturity); and
- $100 million 7.25% senior debentures (redeemed prior to maturity for $127 million).

Other Factors Affecting Liquidity

Borgata settlement. As discussed in "Executive Overview," we entered into a settlement agreement with the DGE under which we will sell our 50% ownership interest in Borgata and related leased land in Atlantic City. Prior to the consummation of the sale, the divestiture trust will retain any cash flows received in respect of the trust property, but will pay property taxes and other costs attributable to the trust property to the extent that minimum trust cash balances are maintained. Prior to the settlement agreement, we had received significant distributions from Borgata, and not receiving such distributions until the ultimate sale could negatively affect our liquidity in interim periods.

CityCenter completion guarantee. In January 2011, we entered into an amended completion and cost overrun guarantee in connection with CityCenter's restated senior credit facility agreement and issuance of

$1.5 billion of senior secured first lien notes and senior secured second lien notes. Consistent with the previous completion guarantee, the terms of the amended completion guarantee provide for the application of the then remaining $124 million of net residential proceeds from sales of condominium properties at CityCenter to fund construction costs, or to reimburse us for construction costs previously expended; however, the timing of receipt of such proceeds is uncertain.

As of December 31, 2011, we had funded $645 million under the completion guarantee. We have recorded a receivable from CityCenter of $110 million related to these amounts, which represents amounts reimbursable to us from CityCenter from future residential proceeds. We had a remaining estimated net obligation under the completion guarantee of $28 million which includes estimated litigation costs for the resolution of disputes with contractors as to the final construction costs and estimated amounts to be paid to contractors either through the joint venture's extra-judicial settlement process or through the legal process related to the Perini litigation. Our accrual also reflects certain estimated offsets to the amounts claimed by the contractors. CityCenter has reached, or expects to reach, settlement agreements with most of the construction subcontractors. However, significant disputes remain with the general contractor and certain subcontractors. Amounts claimed by such parties exceed amounts included in our completion guarantee accrual by approximately $185 million, as such amounts exceed our best estimate of our liability. Moreover, we have not accrued for any contingent payments to CityCenter related to the Harmon Hotel & Spa component, which is unlikely to be completed using the building as it now stands. See Note 11 in the accompanying financial statements for discussion of the status of the Harmon.

We do not believe we would be responsible for funding under the completion guarantee any additional remediation efforts that might be required with respect to the Harmon; however, our view is based on a number of developing factors, including with respect to on-going litigation with CityCenter's contractors, actions by local officials and other developments related to the CityCenter venture, that are subject to change. CityCenter's restated senior credit facility provides that certain demolition expenses may be funded only by equity contributions from the members of the CityCenter venture or certain specified extraordinary receipts (which include any proceeds from the Perini litigation). Based on current estimates, which are subject to change, we believe the demolition of the Harmon would cost approximately $31 million

Principal Debt Arrangements

Our long-term debt consists of publicly held senior, senior secured, senior subordinated and convertible senior notes and our senior credit facility. We pay fixed rates of interest ranging from 4.25% to 13% on our senior, senior secured, convertible senior and subordinated notes. At December 31, 2011, our senior credit facility had a capacity of $3.5 billion consisting of a term loan facility of $1.8 billion and a revolving credit facility of $1.7 billion and interest was based on a LIBOR margin of 5.00%, with a LIBOR floor of 2.00%, and a base margin of 4.00%, with a base rate floor of 4.00%. We amended and restated our senior credit facility in February 2012, see "Executive Overview" for more information on the amended and restated senior credit facility.

Our senior credit facility contains certain financial and non-financial covenants, including a quarterly minimum EBITDA test, based on a rolling 12-month EBITDA and a covenant limiting annual capital expenditures. Further, our senior credit facility and certain of our debt securities contain restrictive covenants that, among other things, limit our ability to: pay dividends or distributions, repurchase or issue equity, prepay debt or make certain investments; incur additional debt or issue certain disqualified stock and preferred stock; incur liens on assets; pledge or sell assets or consolidate with another company or sell all or substantially all assets; enter into transactions with affiliates; allow certain subsidiaries to transfer assets; and enter into sale and lease-back transactions. We are in compliance with all covenants, including financial covenants, under our senior credit facilities as of December 31, 2011.

At December 31, 2011, we and our restricted subsidiaries were required under the senior credit facility to maintain a minimum trailing annual EBITDA (as defined in the agreement governing our senior credit facility) of $1.2 billion as of December 31, 2011. EBITDA for the trailing twelve months ended December 31, 2011 calculated in accordance with the terms of the senior credit facility was $1.28 billion. Additionally, we and our restricted subsidiaries were limited to $500 million of annual capital expenditures (as defined) during 2011; we were in compliance with the maximum capital expenditures covenants at December 31, 2011. We are limited to $500 million of capital expenditures in 2012.

As of December 31, 2011, our senior credit facility allowed us to refinance indebtedness maturing prior to February 21, 2014, but limited our ability to prepay later maturing indebtedness until the extended facilities are paid in full. We may issue unsecured debt, equity-linked and equity securities to refinance our outstanding indebtedness; however, we were required to use net proceeds (a) from certain indebtedness issued in amounts in excess of $250 million (excluding amounts used to refinance indebtedness) and (b) from equity issued, other than in exchange for our indebtedness, in amounts in excess of $500 million (which limit we reached with our October 2010 stock offering) to ratably prepay the credit facilities, in each case, in an amount equal to 50% of the net cash proceeds of such excess subject to certain limitations under our senior credit facility and senior note indentures. Under the restated senior credit facility we are no longer required to use net proceeds from equity offerings to prepay the restated senior credit facility.

All of our principal debt arrangements are guaranteed by each of our material subsidiaries, other than MGM Grand Detroit, LLC, our foreign subsidiaries and their U.S. holding companies, and our insurance subsidiaries. MGM Grand Detroit is a guarantor under the senior credit facility, but only to the extent that MGM Grand Detroit, LLC borrows under such facility. At December 31, 2011, the outstanding amount of borrowings related to MGM Grand Detroit, LLC was $450 million. In connection with our May 2009 senior credit facility amendment, MGM Grand Detroit granted lenders a security interest in its assets to secure its obligations under the senior credit facility. We and our subsidiaries may from time to time, in our sole discretion, purchase, repay, redeem or retire any of our outstanding debt securities, in privately negotiated or open market transactions, by tender offer or otherwise pursuant to authorization of our Board of Directors.

Also in connection with our May 2009 senior credit facility amendment, we granted a security interest in Gold Strike Tunica and certain undeveloped land on the Las Vegas Strip to secure up to $300 million of obligations under the senior credit facility. In addition, substantially all of the assets of New York-New York serve as collateral for the 13% senior secured notes issued in 2008, substantially all of the assets of Bellagio and The Mirage serve as collateral for the 10.375% and 11.125% senior secured notes issued in 2009, and substantially all of the assets of the MGM Grand serve as collateral for the 9.00% senior secured notes issued in 2010. Upon the issuance of the 10.375%, 11.125%, and 9.00% senior secured notes, the holders of our 13% senior secured notes due 2013 obtained an equal and ratable lien in all collateral securing these notes. No other assets serve as collateral for our principal debt arrangements.

MGM Grand Paradise's credit facility is equivalent to approximately $552 million in term loans and a $400 million undrawn revolving loan at December 31, 2011, based on exchange rates at that date. Scheduled amortization on the term loan begins in July 2012 with a lump sum payment of $276 million upon final maturity in July 2015. The revolving loan may be redrawn, but is required to be repaid in full on the last date of the respective term loan, no later than July 2015. Interest on the term loan facility is based on HIBOR plus a margin ranging between 3% and 4.5%, based on MGM Grand Paradise's adjusted leverage ratio as defined in its credit facility agreement. Interest on the revolving facility can be denominated in either Hong Kong dollars or U.S. dollars and is based on the same margin range, plus HIBOR or LIBOR, as appropriate. As of December 31, 2011, the revolving facility is denominated entirely in Hong Kong dollars and interest is based on HIBOR plus 3%.

At December 31, 2011, MGM Grand Paradise was required to maintain a specified adjusted leverage ratio at the end of each quarter while the loans are outstanding. The adjusted leverage ratio is required to be no greater than 4.00 to 1.00 for each quarter during 2011 and no greater than 3.50 to 1.00 thereafter. In addition, MGM Grand Paradise is required to maintain a debt service coverage ratio of no less than 1.50 to

1.00 at each quarter end. At December 31, 2011, MGM Grand Paradise was in compliance with its adjusted leverage ratio and debt service coverage ratios.

Off Balance Sheet Arrangements

Investments in unconsolidated affiliates. Our off balance sheet arrangements consist primarily of investments in unconsolidated affiliates, which consist primarily of our investments in CityCenter, Grand Victoria and Silver Legacy. We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions. Our unconsolidated affiliate investments allow us to realize the proportionate benefits of owning a full-scale resort in a manner that minimizes our initial investment. We have not historically guaranteed financing obtained by our investees, and there are no other provisions of the venture agreements which we believe are unusual or subject us to risks to which we would not be subjected if we had full ownership of the resort.

Letters of credit. At December 31, 2011, we had outstanding letters of credit totaling $37 million.

Commitments and Contractual Obligations

The following table summarizes our scheduled contractual obligations as of December 31, 2011:

	2012	2013	2014	2015	2016	Thereafter
			(In millions)			
Long-term debt	$ 563	$ 1,445	$ 4,565	$ 2,656	$ 1,476	$ 2,918
Estimated interest payments on long-term debt (1)	1,047	996	624	502	367	494
Capital leases	1	-	-	-	-	-
Operating leases	18	13	7	5	4	39
Tax liabilities (2)	29	-	-	-	-	-
Long-term liabilities	6	5	5	4	3	28
CityCenter funding commitments (3)	28	-	-	-	-	-
Other Purchase obligations						
Employment agreements	101	48	12	1	-	-
Entertainment agreements (4)	94	-	-	-	-	-
Other (5)	207	42	43	42	32	-
	$ 2,094	$ 2,549	$ 5,256	$ 3,210	$ 1,882	$ 3,479

(1) Estimated interest payments are based on principal amounts and expected maturities of debt outstanding at December 31, 2011 and management's forecasted LIBOR rates for our senior credit facility and HIBOR rates for the MGM Grand Paradise credit facility.

(2) Approximately $112 million of liabilities related to uncertain tax positions and other tax liabilities are excluded from the table as we cannot reasonably estimate when examination and other activity related to these amounts will conclude.

(3) Under our completion guarantee for CityCenter, we are committed to fund amounts in excess of currently funded project costs. Based on current forecasted expenditures, we estimate that we will be required to fund approximately $28 million for such guarantee, excluding future proceeds to be received from residential closings of $110 million.

(4) Our largest entertainment commitments consist of minimum contractual payments to Cirque du Soleil, which performs shows at several of our resorts. We are generally contractually committed for a period of 12 months based on our ability to exercise certain termination rights; however, we expect these shows to continue for longer periods.

(5) The amount for 2011 includes approximately $114 million of open purchase orders. Other commitments are for various contracts, including information technology, advertising, maintenance and other service agreements.

See "Executive Overview—Liquidity and Financial Position" for discussion of our liquidity and financial position and ability to meet known obligations.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. To prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, we must make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in the estimates and assumptions could have a material effect on our results of operations, financial position or cash flows. Senior management and the Audit Committee of the Board of Directors have reviewed the disclosures included herein about our critical accounting estimates, and have reviewed the processes to determine those estimates. However, by their nature, judgments are subject to an inherent degree of uncertainty and therefore actual results can differ from our estimates.

Business Combinations

We accounted for our acquisition of MGM China in June 2011 as a business combination and have historically had significant acquisitions accounted for as business combinations. In a business combination, we determine the fair value of acquired assets, including identifiable intangible assets, assumed liabilities, and noncontrolling interests. The fair value of the acquired business is allocated to the acquired assets, assumed liabilities, and noncontrolling interests based on their fair value, with any remaining fair value allocated to goodwill. This allocation process requires use of estimates and assumptions, including estimates of future cash flows to be generated by the acquired assets. Identifiable finite-life intangible assets, such as certain license rights and customer lists, are amortized over the intangible asset's estimated useful life. The method of amortization reflects the pattern in which the economic benefits of the intangible asset are consumed if determinable, normally estimated based on estimated future cash flows of the intangible asset. Goodwill, as well as other intangible assets determined to have indefinite lives, are not amortized, but are reviewed for impairment as discussed further below.

Allowance for Doubtful Casino Accounts Receivable

Marker play represents a significant portion of the table games volume at Aria, Bellagio, MGM Grand Las Vegas and The Mirage. In addition, MGM China extends credit to certain in house gaming customers and gaming promoters. Our other facilities do not emphasize marker play to the same extent, although we offer markers to customers at those casinos as well. We maintain strict controls over the issuance of markers and aggressively pursue collection from those customers who fail to pay their marker balances timely. These collection efforts are similar to those used by most large corporations when dealing with overdue customer accounts, including the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies and civil litigation. Markers are generally legally enforceable instruments in the United States and Macau. At December 31, 2011 and 2010, approximately 28% and 36%, respectively, of our casino accounts receivable was owed by customers from the United States. Markers are not legally enforceable instruments in some foreign countries, but the United States assets of foreign customers may be reached to satisfy judgments entered in the United States. At December 31, 2011 and 2010, approximately 61% and 51%, respectively, of our casino accounts receivable was owed by customers from the Far East. We consider the likelihood and difficulty of enforceability, among other factors, when we issue credit to customers who are not residents of the United States.

We maintain an allowance, or reserve, for doubtful casino accounts at all of our operating casino resorts. The provision for doubtful accounts, an operating expense, increases the allowance for doubtful accounts. We regularly evaluate the allowance for doubtful casino accounts. At resorts where marker play is not significant, the allowance is generally established by applying standard reserve percentages to aged account balances. At resorts where marker play is significant, we apply standard reserve percentages to aged account balances under a specified dollar amount and specifically analyze the collectibility of each account with a balance over the specified dollar amount, based on the age of the account, the customer's financial condition, collection history and any other known information. We also monitor regional and global economic conditions and forecasts to determine if reserve levels are adequate.

In addition to enforceability issues, the collectibility of unpaid markers given by foreign customers is affected by a number of factors, including changes in currency exchange rates and economic conditions in the customers' home countries. Because individual customer account balances can be significant, the allowance and the provision can change significantly between periods, as information about a certain customer becomes known or as changes in a region's economy occur.

The following table shows key statistics related to our casino receivables:

	At December 31,		
	2011	2010	2009
		(In thousands)	
Casino receivables	$ 347,679	$ 229,318	$ 261,025
Allowance for doubtful casino accounts receivable	94,800	85,547	88,557
Allowance as a percentage of casino accounts receivable	27%	37%	34%
Percentage of casino accounts outstanding over 180 days	18%	28%	24%

Approximately $87 million of casino receivables and $21 million of the allowance for doubtful casino accounts receivable relate to MGM China at December 31, 2011. The allowance for doubtful accounts as a percentage of casino accounts receivable has decreased in the current year due to improved aging of accounts and improved collections. At December 31, 2011, a 100 basis-point change in the allowance for doubtful accounts as a percentage of casino accounts receivable would change pre-tax net income by $3 million, or less than $0.01 per share.

Fixed Asset Capitalization and Depreciation Policies

Property and equipment are stated at cost. For the majority of our property and equipment, cost has been determined based on estimated fair values in connection with the June 2011 MGM China acquisition, the April 2005 Mandalay acquisition and the May 2000 Mirage Resorts acquisition. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. When we construct assets, we capitalize direct costs of the project, including fees paid to architects and contractors, property taxes, and certain costs of our design and construction subsidiaries. In addition, interest cost associated with major development and construction projects is capitalized as part of the cost of the project. Interest is typically capitalized on amounts expended on the project using the weighted-average cost of our outstanding borrowings, since we typically do not borrow funds directly related to a development project. Capitalization of interest starts when construction activities begin and ceases when construction is substantially complete or development activity is suspended for more than a brief period.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. When constructing or purchasing assets, we must determine whether existing assets are being replaced or otherwise impaired, which also may be a matter of judgment. In addition, our depreciation expense is highly dependent on the assumptions we make about our assets' estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies, and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.

Impairment of Long-lived Assets, Goodwill and Indefinite-lived Intangible Assets

We evaluate our property and equipment and other long-lived assets for impairment based on our classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets classified as held for sale, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. We then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be held for sale or assets to be held and used, are recorded as operating expenses.

There are several estimates, assumptions and decisions in measuring impairments of long-lived assets. First, management must determine the usage of the asset. To the extent management decides that an asset will be sold, it is more likely that an impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist. This means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates.

On a quarterly basis, we review our major long-lived assets to determine if events have occurred or circumstances exist that indicate a potential impairment. Potential factors which could trigger an impairment include underperformance compared to historical or projected operating results, negative industry or economic factors, or significant changes to our operating environment. We estimate future cash flows using our internal budgets. When appropriate, we discount future cash flows using a weighted-average cost of capital, developed using a standard capital asset pricing model, based on guideline companies in our industry.

We review indefinite-lived intangible assets and goodwill at least annually and between annual test dates in certain circumstances. We perform our annual impairment test for indefinite-lived intangible assets and goodwill in the fourth quarter of each fiscal year. Indefinite-lived intangible assets consist primarily of license rights, which are tested for impairment using a discounted cash flow approach, and trademarks, which are tested for impairment using the relief-from-royalty method. Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill for relevant reporting units is tested for impairment using a discounted cash flow analysis based on our budgeted future results discounted using a weighted average cost of capital, developed using a standard capital asset pricing model based on guideline companies in our industry, and market indicators of terminal year capitalization rates. As of the date we completed our 2011 goodwill impairment analysis, the estimated fair values of our reporting units with associated goodwill were substantially in excess of their carrying values for all our reporting units with goodwill except for Railroad Pass, for which we wrote off $5 million of goodwill in 2011, and MGM China. As discussed in "Executive Overview" we acquired a controlling interest in MGM China in June 2011. We recorded $2.8 billion of goodwill in connection with this acquisition. As of the date of our goodwill impairment test in the fourth quarter, which was less than a year from our original valuation completed in connection with the acquisition, we determined that the fair value of our MGM China reporting unit is slightly in excess of its carrying value, therefore no impairment was indicated. As discussed below, management makes significant judgments and estimates as part of these analyses. If future operating results for MGM China do not meet our current expectations, we may be required to record an impairment charge related to the MGM China goodwill.

There are several estimates inherent in evaluating these assets for impairment. In particular, future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. In addition, the determination of capitalization rates and the discount rates used in the impairment tests are highly judgmental and dependent in large part on expectations of future market conditions.

See "Executive Overview" and "Results of Operations" for discussion of write-downs and impairments of long-lived assets, goodwill and intangible assets. Other than mentioned therein, we are not aware of events or circumstances through December 31, 2011 that would cause us to review any material long-lived assets, goodwill or indefinite-lived intangible assets for impairment.

Impairment of Investments in Unconsolidated Affiliates

We evaluate our investments in unconsolidated affiliates for impairment whenever events or changes in circumstances indicate that the carrying value of our investment may have experienced an "other-than-temporary" decline in value. If such conditions exist, we compare the estimated fair value of the investment to its carrying value to determine whether an impairment is indicated and determine whether the impairment is "other-than-temporary" based on our assessment of relevant factors, including consideration of our intent and ability to retain our investment. We estimate fair value using a discounted cash flow analysis based on estimates of future cash flows and market indicators of discount rates and terminal year capitalization rates. See "Executive Overview" and "Results of Operations" for discussion of impairment charges related to our investments in CityCenter, Borgata and Silver Legacy.

Income Taxes

We recognize deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences with a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. Except for certain state deferred tax assets, a foreign tax credit carryforward for U.S. income tax purposes and certain Macau deferred assets, we believe that it is more likely than not that our deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences. Given the negative impact of the U.S. economy on the results of our operations in the past several years and our expectations that our recovery will be tempered by certain aspects of the current economic conditions such as weaknesses in employment conditions and the housing market, we no longer rely on future domestic operating income in assessing the realizability of our domestic deferred tax assets and now rely only on the future reversal of existing domestic taxable temporary differences. Since the future reversal of existing U.S. federal taxable temporary differences currently exceeds the future reversal of existing U.S. federal deductible temporary differences, we continue to conclude that it is more likely than not that our U.S federal deferred tax assets as of December 31, 2011, other than the foreign tax credit carryforward, are realizable. We anticipate that the future reversal of our U.S. federal deductible temporary differences could exceed the future reversal of our U.S. federal taxable temporary differences as early as the first quarter of 2012, in which case we would record a valuation allowance for such excess with a corresponding reduction of federal income tax benefit on our statement of operations.

Our income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities. Positions taken in tax returns are sometimes subject to uncertainty in the tax laws and may not ultimately be accepted by the IRS or other tax authorities.

We assess our tax positions using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold, and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. We review uncertain tax positions at each balance sheet date. Liabilities we record as a result of this analysis are recorded separately from any current or deferred income tax accounts, and are classified as current ("Other accrued liabilities") or long-term ("Other long-term liabilities") based on the time until expected payment. Additionally, we recognize accrued interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

We file income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and foreign jurisdictions, although the taxes paid in foreign jurisdictions are not material.

As of December 31, 2011, we were no longer subject to examination of our U.S. consolidated federal income tax returns filed for years ended prior to 2005. The IRS completed its examination of our consolidated federal income tax returns for the 2003 and 2004 tax years during 2010 and we paid $12 million in tax and $4 million in associated interest with respect to adjustments to which we agreed. In addition, we submitted a protest to IRS Appeals of certain adjustments to which we do not agree. We expect the issues subject to appeal will be settled within the next 12 months. During the fourth quarter of 2010, the IRS opened an examination of our consolidated federal income tax returns for the 2005 through 2009 tax years. It is reasonably possible that the IRS will complete this examination within the next 12 months and we may agree to certain adjustments and protest others.

During the first quarter of 2011, the IRS opened audits of the 2007 through 2008 tax years of CityCenter Holdings LLC, an unconsolidated affiliate treated as a partnership for income tax purposes and the 2008 through 2009 tax years of MGM Grand Detroit LLC, a subsidiary treated as a partnership for income tax purposes. It is reasonably possible that the IRS will complete these examinations within the next 12 months and we may agree to certain adjustments and protest others.

We reached settlement during 2010 with IRS Appeals with respect to the audit of the 2004 through 2006 tax years of MGM Grand Detroit, LLC. At issue was the tax treatment of payments made under an agreement to develop, own and operate a hotel casino in the City of Detroit. We agreed to pay $1 million in tax for such years as a result of this settlement.

During the fourth quarter of 2010, a tentative settlement was reached with IRS Appeals with respect to the audit of the 2003 and 2004 tax years of a cost method investee of ours that is treated as a partnership for income tax purposes. The adjustments to which we agreed in such tentative settlement will be included in any settlement that we may reach with respect to the 2003 and 2004 examination of our consolidated federal income tax return. The IRS is currently auditing the 2005 through 2009 tax years of this investee. It is reasonably possible that the IRS will complete these examinations within the next 12 months and we may agree to certain adjustments and protest others.

The IRS closed during 2010 its examination of the federal income tax return of Mandalay Resort Group for the pre-acquisition year ended April 25, 2005 and issued a "No-Change Letter." The statutes of limitations for assessing tax for all Mandalay Resort Group pre-acquisition years are now closed.

As of December 31, 2011, other than the exceptions noted below, we were no longer subject to examination of our various state and local tax returns filed for years ended prior to 2007. The state of Illinois during 2010 initiated an audit of our Illinois combined returns for the 2006 and 2007 tax years. We expect that this audit will close and all issues will be settled in the next 12 months. The state of New Jersey began audit procedures during 2010 of a cost method investee of ours for the 2003 through 2006 tax years. No other state or local income tax returns of ours are currently under exam.

Stock-based Compensation

We account for stock options and stock appreciation rights ("SARs") measuring fair value using the Black-Scholes model. For restricted stock units, compensation expense is calculated based on the fair market value of our stock on the date of grant. There are several management assumptions required to determine the inputs into the Black-Scholes model. Our volatility and expected term assumptions can significantly affect the fair value of stock options and SARs. The extent of the impact will depend, in part, on the extent of awards in any given year.

2005 Omnibus Incentive Plan. In 2011, we granted 3.5 million SARs with a total fair value of $19 million. In 2010, we granted 3.8 million SARs with a total fair value of $27 million. In 2009, we granted 6.8 million SARs with a total fair value of $37 million.

For 2011 awards, a 10% change in the volatility assumption (72% for 2011; for sensitivity analysis, volatility was assumed to be 65% and 79%) would have resulted in a $1.5 million, or 8%, change in fair value. A 10% change in the expected term assumption (4.9 years for 2011; for sensitivity analysis, expected term was assumed to be 4.4 years and 5.4 years) would have resulted in a $1 million, or 4%, change in fair value. These changes in fair value would have been recognized over the four year vesting period of such awards. It should be noted that a change in the expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

MGM China Share Option Plan. In 2011, MGM China granted 19.3 million stock options with a total fair value of $24 million. For 2011 awards, a 10% change in the volatility assumption (60% for 2011; for sensitivity analysis, volatility was assumed to be 54% and 66%) would have resulted in a $1.8 million, or 7%, change in fair value. A 10% change in the expected term assumption (8 years for 2011; for sensitivity analysis, expected term was assumed to be 7.2 years and 8.8 years) would have resulted in a $1 million, or 4%, change in fair value. These changes in fair value would have been recognized over the four year vesting period of such awards. It should be noted that a change in the expected term would cause other changes, since the risk-free rate is specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

Recently Issued Accounting Standards

Certain amendments to Accounting Standards Codification ("ASC") 820, "Fair Value Measurements," will become effective for us for fiscal years beginning after December 15, 2011. Such amendments included a consistent definition of fair value, enhanced disclosure requirements for "Level 3" fair value adjustments and other changes to required disclosures. We will comply with the disclosure enhancements of this amendment when the amendment becomes effective. We do not expect this amendment to have a material effect on our financial statements.

In June 2011, ASC 220, "Comprehensive Income," was amended and will become effective for us for fiscal years beginning after December 15, 2011, including retrospective adjustment. Such amendments allow us two options for the presentation of comprehensive income. Under either option, we are required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. As a result of the amendment, the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity is eliminated. We will comply with the disclosure enhancements of this amendment when the amendment becomes effective. We do not expect this amendment to have a material effect on our financial statements.

In September 2011, ASC 350, "Intangibles-Goodwill and Others," was amended to simplify the assessment of goodwill impairment and will become effective for us for fiscal years beginning after December 15, 2011. The amended guidance allows us to do an initial qualitative assessment of relative events and circumstances to determine if fair value of a reporting unit is more likely than not less than its carrying value, prior to performing the two-step quantitative goodwill impairment test. We will comply with the disclosure enhancements of this amendment when the amendment becomes effective. We do not expect this amendment to have a material effect on our financial statements.

Market Risk

In addition to the inherent risks associated with our normal operations, we are also exposed to additional market risks. Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Our primary exposure to market risk is interest rate risk associated with our variable rate long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed rate borrowings and short-term borrowings under our bank credit facilities. A change in interest rates generally does not have an impact upon our future earnings and cash flow for fixed-rate debt instruments. As fixed-rate debt matures, however, and if additional debt is acquired to fund the debt repayment, future earnings and cash flow may be affected by changes in interest rates. This effect would be realized in the periods subsequent to the periods when the debt matures. We do not hold or issue financial instruments for trading purposes and do not enter into derivative transactions that would be considered speculative positions.

As of December 31, 2011, long-term variable rate borrowings represented approximately 28% of our total borrowings. Assuming a 100 basis-point increase in LIBOR over the 2% floor specified in our senior credit facility, our annual interest cost would change by approximately $33 million based on gross amounts outstanding at December 31, 2011. Assuming a 100 basis-point increase in HIBOR for the MGM Grand Paradise credit facility, our annual interest cost would change by approximately $6 million based on amounts outstanding at December 31, 2011. The following table provides additional information about our gross long-term debt subject to changes in interest rates:

	Debt maturing in,							Fair Value December 31, 2011
	2012	**2013**	**2014**	**2015**	**2016**	**Thereafter**	**Total**	
					(In millions)			
Fixed rate	$ 535	$ 1,362	$ 1,158	$ 2,325	$ 1,476	$ 2,918	$ 9,774	$ 10,017
Average interest rate	6.8%	10.3%	8.4%	5.1%	8.2%	9.7%	8.1%	
Variable rate	$ 28	$ 83	$ 3,407	$ 331	$ -	$ -	$ 3,849	$ 3,692
Average interest rate	3.2%	3.2%	6.9%	3.2%	N/A	N/A	6.5%	

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Responsibilities

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Sections 13a- 15(f) and 15d- 15(f) of the Exchange Act) for MGM Resorts International and subsidiaries (the "Company").

Objective of Internal Control over Financial Reporting

In establishing adequate internal control over financial reporting, management has developed and maintained a system of internal control, policies and procedures designed to provide reasonable assurance that information contained in the accompanying consolidated financial statements and other information presented in this annual report is reliable, does not contain any untrue statement of a material fact or omit to state a material fact, and fairly presents in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented in this annual report. These include controls and procedures designed to ensure that this information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to all timely decisions regarding required disclosure. Significant elements of the Company's internal control over financial reporting include, for example:

- Hiring skilled accounting personnel and training them appropriately;
- Written accounting policies;
- Written documentation of accounting systems and procedures;
- Segregation of incompatible duties;
- Internal audit function to monitor the effectiveness of the system of internal control;
- Oversight by an independent Audit Committee of the Board of Directors.

Management's Evaluation

Management, with the participation of the Company's principal executive officer and principal financial officer, has evaluated the Company's internal control over financial reporting using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. In making its assessment of changes in internal control over financial reporting as of December 31, 2011, the Company has excluded the MGM China operations because these operations were acquired in a business combination on June 3, 2011. These operations represent approximately 33% of the Company's total assets at December 31, 2011 and approximately 20% of its total net revenues for the year ended December 31, 2011. The Company intends to disclose any material changes in internal control over financial reporting with respect to the MGM China operations in the first annual assessment of internal control over financial reporting in which it is required to include MGM China.

Based on its evaluation as of December 31, 2011, management believes that the Company's internal control over financial reporting is effective in achieving the objectives described above.

Report of Independent Registered Public Accounting Firm

Deloitte & Touche LLP audited the Company's consolidated financial statements as of and for the year ended December 31, 2011 and issued their report thereon, which is included in this annual report. Deloitte & Touche LLP has also issued an attestation report on the effectiveness of the Company's internal control over financial reporting and such report is also included in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of MGM Resorts International

We have audited the internal control over financial reporting of MGM Resorts International and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at MGM China Holdings Limited, which was acquired on June 3, 2011 and whose financial statements constitute 78.4% and 32.6% of net and total assets, respectively, 19.6% of revenues, and 7.4% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2011. Accordingly, our audit did not include the internal control over financial reporting at MGM China Holdings Limited. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011. Our report dated February 29, 2012 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
February 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of MGM Resorts International

We have audited the accompanying consolidated balance sheets of MGM Resorts International and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MGM Resorts International and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
February 29, 2012

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	At December 31, 2011	At December 31, 2010
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,865,913	$ 498,964
Accounts receivable, net	491,730	321,894
Inventories	112,735	96,392
Income tax receivable	-	175,982
Deferred income taxes	91,060	110,092
Prepaid expenses and other	251,282	252,321
Total current assets	2,812,720	1,455,645
Property and equipment, net	14,866,644	14,554,350
Other assets		
Investments in and advances to unconsolidated affiliates	1,635,572	1,923,155
Goodwill	2,896,609	77,156
Other intangible assets, net	5,048,117	342,804
Other long-term assets, net	506,614	598,738
Total other assets	10,086,912	2,941,853
	$ 27,766,276	$ 18,951,848
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 170,994	$ 167,084
Income taxes payable	7,611	-
Accrued interest on long-term debt	203,422	211,914
Other accrued liabilities	1,362,737	867,223
Total current liabilities	1,744,764	1,246,221
Deferred income taxes	2,502,096	2,526,519
Long-term debt	13,470,167	12,047,698
Other long-term obligations	167,027	199,248
Commitments and contingencies (Note 11)		
Stockholders' equity		
Common stock, $.01 par value: authorized 1,000,000,000 shares; issued and outstanding 488,834,773 and 488,513,351 shares	4,888	4,885
Capital in excess of par value	4,094,323	4,060,826
Retained earnings (accumulated deficit)	1,981,389	(1,133,248)
Accumulated other comprehensive income (loss)	5,978	(301)
Total MGM Resorts International stockholders' equity	6,086,578	2,932,162
Noncontrolling interests	3,795,644	-
Total stockholders' equity	9,882,222	2,932,162
	$ 27,766,276	$ 18,951,848

The accompanying notes are an integral part of these consolidated financial statements.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2011	**2010**	**2009**
Revenues			
Casino	$ 4,002,985	$ 2,479,695	$ 2,650,059
Rooms	1,547,765	1,370,054	1,385,196
Food and beverage	1,425,428	1,339,174	1,362,325
Entertainment	514,883	486,319	493,799
Retail	204,806	194,891	207,260
Other	485,661	459,926	478,263
Reimbursed costs	351,207	359,470	99,379
	8,532,735	6,689,529	6,676,281
Less: Promotional allowances	(683,423)	(633,528)	(665,693)
	7,849,312	6,056,001	6,010,588
Expenses			
Casino	2,515,279	1,422,531	1,491,943
Rooms	485,751	423,073	427,169
Food and beverage	829,018	774,443	775,018
Entertainment	375,559	360,383	358,026
Retail	124,063	120,593	134,851
Other	345,484	333,817	284,919
Reimbursed costs	351,207	359,470	99,379
General and administrative	1,182,505	1,128,803	1,100,193
Corporate expense	174,971	124,241	143,764
Preopening and start-up expenses	(316)	4,247	53,013
Property transactions, net	178,598	1,451,474	1,328,689
Gain on MGM China transaction	(3,496,005)	-	-
Depreciation and amortization	817,146	633,423	689,273
	3,883,260	7,136,498	6,886,237
Income (loss) from unconsolidated affiliates	91,094	(78,434)	(88,227)
Operating income (loss)	4,057,146	(1,158,931)	(963,876)
Non-operating income (expense)			
Interest expense, net	(1,086,832)	(1,113,580)	(775,431)
Non-operating items from unconsolidated affiliates	(119,013)	(108,731)	(47,127)
Other, net	(19,670)	165,217	(226,159)
	(1,225,515)	(1,057,094)	(1,048,717)
Income (loss) before income taxes	2,831,631	(2,216,025)	(2,012,593)
Benefit for income taxes	403,313	778,628	720,911
Net income (loss)	3,234,944	(1,437,397)	(1,291,682)
Less: Net income attributable to noncontrolling interests	(120,307)	-	-
Net income (loss) attributable to MGM Resorts International	$ 3,114,637	$ (1,437,397)	$ (1,291,682)
Income (loss) per share of common stock attributable to MGM Resorts International			
Basic	$ 6.37	$ (3.19)	$ (3.41)
Diluted	$ 5.62	$ (3.19)	$ (3.41)

The accompanying notes are an integral part of these consolidated financial statements.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2011	2010	2009
Cash flows from operating activities			
Net income (loss)	$ 3,234,944	$ (1,437,397)	$ (1,291,682)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	817,146	633,423	689,273
Amortization of debt discounts, premiums and issuance costs	93,800	87,983	50,852
(Gain) loss on retirement of long-term debt	(717)	(132,126)	61,563
Provision for doubtful accounts	39,093	29,832	54,074
Stock-based compensation	39,707	34,988	36,571
Business interruption insurance - lost profits	-	-	(15,115)
Property transactions, net	178,598	1,451,474	1,328,689
Gain on MGM China transaction	(3,496,005)	-	-
Convertible note investment impairment	-	-	175,690
(Income) loss from unconsolidated affiliates	27,919	190,659	188,178
Distributions from unconsolidated affiliates	60,801	92,706	93,886
Change in deferred income taxes	(394,437)	(634,082)	(344,690)
Change in current assets and liabilities:			
Accounts receivable	(155,043)	(17,376)	(121,088)
Inventories	(8,039)	5,418	6,571
Income taxes receivable and payable, net	183,649	197,986	(334,522)
Prepaid expenses and other	15,268	1,647	(17,427)
Accounts payable and accrued liabilities	32,924	11,208	37,158
Business interruption insurance recoveries	-	-	16,391
Other	5,518	(12,329)	(26,458)
Net cash provided by operating activities	675,126	504,014	587,914
Cash flows from investing activities			
Capital expenditures, net of construction payable	(301,244)	(207,491)	(136,850)
Proceeds from sale of Treasure Island, net	-	-	746,266
Dispositions of property and equipment	348	77,601	22,291
Acquisition of MGM China, net of cash paid	407,046	-	-
Investments in and advances to unconsolidated affiliates	(128,848)	(553,000)	(963,685)
Distributions from unconsolidated affiliates in excess of earnings	2,212	135,058	-
Distributions from cost method investments	-	113,422	-
Property damage insurance recoveries	-	-	7,186
Investments in treasury securities- maturities longer than 90 days	(330,313)	(149,999)	-
Proceeds from treasury securities- maturities longer than 90 days	330,130	-	-
Other	(643)	(1,670)	(5,463)
Net cash used in investing activities	(21,312)	(586,079)	(330,255)
Cash flows from financing activities			
Net borrowings (repayments) under bank credit facilities – maturities of 90 days or less	(305,880)	(1,886,079)	(1,027,193)
Borrowings under bank credit facilities – maturities longer than 90 days	7,559,112	9,486,223	6,771,492
Repayments under bank credit facilities – maturities longer than 90 days	(6,352,384)	(10,807,860)	(5,942,455)
Issuance of senior notes	311,415	2,489,485	1,921,751
Retirement of senior notes	(493,816)	(1,154,479)	(1,176,452)
Debt issuance costs	-	(106,831)	(112,055)
Issuance of common stock in public offering, net	-	588,456	1,104,418
Capped call transactions	-	(81,478)	-
Repayment of Detroit Economic Development Corporation bonds	-	-	(49,393)
Other	(6,525)	(2,615)	(1,363)
Net cash provided by (used in) financing activities	711,922	(1,475,178)	1,488,750
Effect of exchange rate on cash	1,213	-	-
Cash and cash equivalents			
Net increase (decrease) for the period	1,366,949	(1,557,243)	1,746,409
Change in cash related to assets held for sale	-	-	14,154
Balance, beginning of period	498,964	2,056,207	295,644
Balance, end of period	$ 1,865,913	$ 498,964	$ 2,056,207
Supplemental cash flow disclosures			
Interest paid, net of amounts capitalized	$ 1,001,982	$ 1,020,040	$ 807,523
Federal, state and foreign income taxes paid, net of refunds	(172,018)	(330,218)	(53,863)
Non-cash investing and financing activities			
Increase (decrease) in investment in CityCenter related to change in completion guarantee liability	$ 54,352	$ 358,708	$ (55,000)

The accompanying notes are an integral part of these consolidated financial statements.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years ended December 31, 2011, 2010 and 2009
(In thousands)

	Common Stock		Capital in Excess of Par Value	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total MGM Resorts Stockholders' Equity	Non-controlling Interests	Total Stockholders' Equity
	Shares	Par Value							
Balances, January 1, 2009, as previously reported	276,507	$3,693	$4,018,410	$(3,355,963)	$ 3,365,122	$ (56,901)	$ 3,974,361	$ -	$ 3,974,361
Prior period adjustment (see Note 2)	-	-	-	-	(66,383)	-	(66,383)	-	(66,383)
Balances, January 1, 2009, as restated (see Note 2)	276,507	$3,693	$4,018,410	$(3,355,963)	$ 3,298,739	$ (56,901)	$ 3,907,978	$ -	$ 3,907,978
Net loss	-	-	-	-	(1,291,682)	-	(1,291,682)	-	(1,291,682)
Currency translation adjustment	-	-	-	-	-	532	532	-	532
Reclass M resort convertible note valuation adjustment to current earnings	-	-	-	-	-	54,267	54,267	-	54,267
Other comprehensive income from unconsolidated affiliate, net	-	-	-	-	-	165	165	-	165
Total comprehensive loss							(1,236,718)	-	(1,236,718)
Stock-based compensation	-	-	43,050	-	-	-	43,050	-	43,050
Change in excess tax benefit from stock-based compensation	-	-	(14,854)	-	-	-	(14,854)	-	(14,854)
Issuance of common stock	164,450	717	(549,354)	3,355,963	(1,702,908)	-	1,104,418	-	1,104,418
Issuance of common stock pursuant to stock-based compensation awards	265	2	(29)	-	-	-	(27)	-	(27)
Other	-	-	202	-	-	-	202	-	202
Balances, December 31, 2009	441,222	4,412	3,497,425	-	304,149	(1,937)	3,804,049	-	3,804,049
Net loss	-	-	-	-	(1,437,397)	-	(1,437,397)	-	(1,437,397)
Currency translation adjustment	-	-	-	-	-	1,706	1,706	-	1,706
Other comprehensive loss from unconsolidated affiliate, net	-	-	-	-	-	(70)	(70)	-	(70)
Total comprehensive loss							(1,435,761)	-	(1,435,761)
Stock-based compensation	-	-	40,247	-	-	-	40,247	-	40,247
Change in excess tax benefit from stock-based compensation	-	-	(10,840)	-	-	-	(10,840)	-	(10,840)
Issuance of common stock	47,035	470	587,986	-	-	-	588,456	-	588,456
Issuance of common stock pursuant to stock-based compensation awards	256	3	(1,248)	-	-	-	(1,245)	-	(1,245)
Capped call transactions	-	-	(52,961)	-	-	-	(52,961)	-	(52,961)
Other	-	-	217	-	-	-	217	-	217
Balances, December 31, 2010	488,513	4,885	4,060,826	-	(1,133,248)	(301)	2,932,162	-	2,932,162
Net income	-	-	-	-	3,114,637	-	3,114,637	120,307	3,234,944
Currency translation adjustment	-	-	-	-	-	6,316	6,316	5,376	11,692
Other comprehensive loss from unconsolidated affiliate, net	-	-	-	-	-	(37)	(37)	-	(37)
Total comprehensive income							3,120,916	125,683	3,246,599
MGM China acquisition	-	-	-	-	-	-	-	3,672,173	3,672,173
Stock-based compensation	-	-	42,723	-	-	-	42,723	1,556	44,279
Change in excess tax benefit from stock-based compensation	-	-	(8,042)	-	-	-	(8,042)	-	(8,042)
Issuance of common stock	-	-	-	-	-	-	-	-	-
Issuance of common stock pursuant to stock-based compensation awards	322	3	(1,330)	-	-	-	(1,327)	-	(1,327)
Cash distributions to noncontrolling interest owners	-	-	-	-	-	-	-	(3,768)	(3,768)
Other	-	-	146	-	-	-	146	-	146
Balances, December 31, 2011	488,835	$4,888	$4,094,323	$ -	$ 1,981,389	$ 5,978	$ 6,086,578	$ 3,795,644	$ 9,882,222

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION

Organization. MGM Resorts International (the "Company") is a Delaware corporation that acts largely as a holding company and, through wholly owned subsidiaries, owns and/or operates casino resorts. As of December 31, 2011, approximately 23% of the outstanding shares of the Company's common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian. Tracinda Corporation has significant influence with respect to the election of directors and other matters, but it does not have the power to solely determine these matters. The Company has two reportable segments: wholly owned domestic resorts and MGM China. See Note 17 for additional information about the Company's segment information.

The Company owns and operates the following casino resorts in Las Vegas, Nevada: Bellagio, MGM Grand Las Vegas (including The Signature), The Mirage, Mandalay Bay, Luxor, New York-New York, Monte Carlo, Excalibur, and Circus Circus Las Vegas. Other Nevada operations include Circus Circus Reno, Gold Strike in Jean, and Railroad Pass in Henderson. The Company and its local partners own and operate MGM Grand Detroit in Detroit, Michigan. The Company owns and operates two resorts in Mississippi: Beau Rivage in Biloxi and Gold Strike Tunica. The Company also owns Shadow Creek, an exclusive world-class golf course located approximately ten miles north of its Las Vegas Strip resorts, Primm Valley Golf Club at the California/Nevada state line and Fallen Oak golf course in Saucier, Mississippi.

The Company owns 51% and has a controlling interest in MGM China Holdings Limited ("MGM China"), which owns MGM Grand Paradise, S.A. ("MGM Grand Paradise"), the Macau company that owns the MGM Macau resort and casino and the related gaming subconcession and land concession. See Note 3 for additional information related to MGM China.

The Company owns 50% of CityCenter, located between Bellagio and Monte Carlo. The other 50% of CityCenter is owned by Infinity World Development Corp ("Infinity World"), a wholly owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity. CityCenter consists of Aria, a casino resort; Mandarin Oriental Las Vegas, a non-gaming boutique hotel; Crystals, a retail, dining and entertainment district; and Vdara, a luxury condominium-hotel. In addition, CityCenter features residential units in the Residences at Mandarin Oriental and Veer. The Company receives a management fee of 2% of revenues for the management of Aria and Vdara, and 5% of EBITDA (as defined in the agreements governing the Company's management of Aria and Vdara). In addition, the Company receives an annual fee of $3 million for the management of Crystals.

The Company has 50% interests in Grand Victoria and Silver Legacy. Grand Victoria is a riverboat casino in Elgin, Illinois; an affiliate of Hyatt Gaming owns the other 50% of Grand Victoria and also operates the resort. Silver Legacy is located in Reno, adjacent to Circus Circus Reno, and the other 50% is owned by Eldorado LLC. See Note 6 for additional information related to Silver Legacy.

MGM Hospitality seeks to leverage the Company's management expertise and well-recognized brands through strategic partnerships and international expansion opportunities. The Company has entered into management agreements for hotels in the Middle East, North Africa, India and China.

Borgata. The Company has a 50% economic interest in Borgata Hotel Casino & Spa ("Borgata") located on Renaissance Pointe in the Marina area of Atlantic City, New Jersey. Boyd Gaming Corporation ("Boyd") owns the other 50% of Borgata and also operates the resort. The Company's interest is held in trust and currently offered for sale pursuant to the Company's settlement agreement with New Jersey Department of Gaming Enforcement ("DGE"). In March 2010, the New Jersey Casino Control Commission ("CCC") approved the Company's settlement agreement with the DGE pursuant to which the Company placed its 50% ownership interest in Borgata and related leased land in Atlantic City into a divestiture trust. The settlement agreement was amended on July 22, 2011 with the approval of the CCC on August 8, 2011. Following the transfer of these interests into trust, the Company ceased to be regulated by the CCC or the DGE, except as otherwise provided by the trust agreement and the settlement agreement.

The terms of the settlement agreement, as amended, mandate the sale of the trust property by March 2014, which represents an 18-month extension compared to the original agreement. During the period ending in March 2013, which also represents an 18-month extension compared to the original agreement, the Company has the right to direct the trustee to sell the trust property, subject to approval of the CCC. If a sale is not concluded by that time, the trustee is responsible for selling the trust property during the following 12-month period. Prior to the consummation of the sale, the divestiture trust will retain any cash flows received in respect of the trust property, but will pay property taxes and other costs attributable to the trust property. The Company is the sole economic beneficiary of the trust and will be permitted to reapply for a New Jersey gaming license beginning 30 months after the completion of the sale of the trust assets. As of December 31, 2011, the trust had $188 million of cash and investments, of which $150 million is held in U.S. treasury securities with maturities greater than three months but less than one year, and is recorded within "Prepaid expenses and other."

As a result of the Company's ownership interest in Borgata being placed into a trust, the Company no longer has significant influence over Borgata; therefore, the Company discontinued the equity method of accounting for Borgata at the point the assets were placed in the trust in March 2010, and accounts for its investment in Borgata under the cost method of accounting. The carrying value of the investment related to Borgata is included in "Other long-term assets, net." Earnings and losses that relate to the investment that were previously accrued remain as a part of the carrying amount of the investment. Distributions received by the trust that do not exceed the Company's share of earnings are recognized currently in earnings. However, distributions received by the trust that exceed the Company's share of earnings for such periods are applied to reduce the carrying amount of its investment. The Company consolidates the trust as it is the sole economic beneficiary. The Company did not receive any distributions from the trust in 2011. The trust received net distributions from the joint venture of $113 million for the year ended December 31, 2010 and recorded $94 million as a reduction of the carrying value and $19 million to "Other, net" non-operating income.

The Company recorded a pre-tax impairment charge of approximately $128 million at September 30, 2010 which decreased the carrying value of its investment in Borgata to approximately $250 million. The impairment charge was based on an offer received from a potential buyer at that time and authorized by the Company's Board of Directors. The Company ultimately did not reach final agreement with such buyer. The Company continues to negotiate with other parties who have expressed interest in the asset, but can provide no assurance that a transaction will be completed.

The Company reviewed the carrying value of its 50% interest in Borgata as of December 31, 2011 and determined that it was necessary to record an other-than-temporary impairment charge of $62 million in "Property transactions, net," based on an estimated fair value of $185 million for its 50% interest. Management used a discounted cash flow analysis to determine the estimated fair value from a market participant's point of view. Key assumptions included in such analysis include management's estimates of future cash flows, including outflows for capital expenditures, an appropriate discount rate, and long-term growth rate. There is significant uncertainty surrounding Borgata's future operating results, primarily due to the planned opening of a major new resort in the Atlantic City market during 2012 and other additional competition expected in surrounding markets. As a result, for purposes of this analysis management has reflected a decrease in forecasted cash flows in 2012 and 2013. Also, management used a long-term growth rate of 3% and a discount rate of 10.5%, which it believes appropriately reflects risk associated with the estimated cash flows. This analysis is sensitive to management assumptions, and increases or decreases in these assumptions would have a material impact on the analysis.

In July 2010, the Company entered into an agreement to sell four long-term ground leases and their respective underlying real property parcels, approximately 11 acres, underlying the Borgata. The transaction closed in November 2010 and the Company received net proceeds of $71 million and recorded a gain of $3 million related to the sale in "Property transactions, net."

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. The Company does not have significant variable interests in variable interest entities. All intercompany balances and transactions have been eliminated in consolidation.

Prior period restatements and reclassifications. The Company identified certain errors related to deferred tax liabilities in its financial statements for years prior to 2009. Such errors have been corrected in the accompanying financial statements. The Company recorded an additional $57 million of non-current deferred tax liabilities, a $66 million increase in accumulated deficit and a $9 million decrease in goodwill in the December 31, 2010 balance sheet, and a $66 million decrease to beginning retained earnings in the statement of stockholders' equity for the period ended December 31, 2009. These restatements did not impact the income statements for the periods ended December 31, 2009 or 2010 included herein. The restated amounts include a $74 million deferred tax liability (reduced in part by several minor purchase accounting items) from the Company's joint venture investment in Grand Victoria, which was acquired as part of the Mandalay Resort Group acquisition in 2005. Additional goodwill should have been recorded in purchase accounting for the Mandalay acquisition; however, this additional goodwill would have been included as an additional $66 million goodwill impairment when the Company recorded an impairment charge of $1.2 billion in the fourth quarter of 2008 for the majority of the goodwill recognized in the Mandalay acquisition.

In addition, the consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current year presentation. The Company reclassified hotel resort fees to rooms revenue from other revenue. The total amounts reclassified to rooms revenue for 2010 and 2009 were $70 million and $15 million, respectively. Pursuant to the guidance in the recently issued AICPA Audit and Accounting Guide, "Gaming," the Company has also reclassified certain amounts paid under slot participation agreements from a reduction in casino revenue to casino expense in 2010 and 2009. Slot participation fees were $37 million in 2010 and $32 million in 2009.

Management's use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These principles require the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements. Fair value measurements affect the Company's accounting and impairment assessments of its long-lived assets, investments in unconsolidated affiliates, cost method investments, assets acquired and liabilities assumed in an acquisition, goodwill, and other intangible assets. Fair value measurements also affect the Company's accounting for certain of its financial assets and liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy that includes: "Level 1" inputs, such as quoted prices in an active market; "Level 2" inputs, which are observable inputs for similar assets; or "Level 3" inputs, which are unobservable inputs.

The Company uses fair value measurements when assessing impairment of its investments in unconsolidated affiliates. The Company estimates such fair value using a discounted cash flow analysis utilizing Level 3 inputs, including market indicators of discount rates and terminal year capitalization rates. See Note 6 for further discussion.

The Company assessed the fair value of its acquisition of MGM China using Level 1 inputs. See Note 3 for discussion of the allocation of fair value to assets and liabilities of MGM China. At September 30, 2011, the Company assessed the fair value of Circus Circus Reno using Level 3 inputs—see Note 16 for further discussion. At December 31, 2011, the Company assessed the fair value of its cost investment in Borgata using Level 3 inputs—see Note 1 for further discussion. At December 31, 2011, the fair value of the Company's treasury securities held by the Borgata trust was $150 million, measured using Level 1 inputs—see Note 1 for additional information related to the Borgata trust. The Company's $300 million 4.25% convertible senior notes due 2015 issued in June 2011 were recorded at fair value on the issue date, measured using Level 1 inputs—see Note 9 for further discussion of the convertible senior note issuance.

In connection with its accounting for the March 2010 amended and restated credit facility as discussed in Note 9, the Company estimated fair value of its senior credit facility using Level 1 inputs. The Company also uses Level 1 inputs for its long-term debt fair value disclosures.

At December 31, 2009, the fair value of the Company's Renaissance Pointe land holdings were measured using Level 2 and Level 3 inputs—see Note 16 for further discussion of the Renaissance Pointe impairment.

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of 90 days or less at the date of acquisition. Such investments are carried at cost, which approximates market value. Book overdraft balances resulting from the Company's cash management program are recorded as accounts payable, construction payable, or other accrued liabilities, as applicable.

Accounts receivable and credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of casino accounts receivable. The Company issues credit to approved casino customers and gaming promoters following background checks and investigations of creditworthiness. At December 31, 2011, a substantial portion of the Company's receivables was due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Accounts receivable are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their net carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2011, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories. Inventories consist primarily of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily using the average cost method for food and beverage and operating supplies. Cost for retail merchandise is determined using the retail inventory method or specific identification method.

Property and equipment. Property and equipment are stated at cost. A significant amount of the Company's property and equipment was acquired through business combinations and therefore recognized at fair value at the acquisition date. Gains or losses on dispositions of property and equipment are included in the determination of income. Maintenance costs are expensed as incurred. Property and equipment are generally depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	20 to 40 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 20 years
Equipment	3 to 20 years

The Company evaluates its property and equipment and other long-lived assets for impairment based on its classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, the Company recognizes the asset at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, the Company reviews for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets held for sale or assets to be held and used, are recorded as operating expenses. See Note 16 for additional information.

Capitalized interest. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using the weighted-average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Investment in The M Resort LLC convertible note. In 2009, the Company determined that the fair value of the M Resort Note was $0, that the decline in value was "other-than-temporary," and that the entire amount of the indicated impairment related to a credit loss. The conclusion that the decline in value was "other-than-temporary" was based on the Company's assessment of actual results since the opening of the M Resort and M Resort's management's revised cash flow projections since its opening, which were significantly lower than original predictions due to market and general economic conditions. Based on the conclusions above, the Company recorded a pre-tax impairment charge of $176 million—the accreted value as of May 31, 2009—in the second quarter of 2009 within "Other, net" non-operating expense. Of that amount, $82 million was reclassified from accumulated other comprehensive loss, which amount was $54 million net of tax. The Company no longer holds this note.

Investments in and advances to unconsolidated affiliates. The Company has investments in unconsolidated affiliates accounted for under the equity method. Under the equity method, carrying value is adjusted for the Company's share of the investees' earnings and losses, as well as capital contributions to and distributions from these companies. Distributions in excess of equity method earnings are recognized as a return of investment and recorded as investing cash inflows in the accompanying consolidated statements of cash flows. The Company classifies operating income and losses as well as gains and impairments related to its investments in unconsolidated affiliates as a component of operating income or loss, as the Company's investments in such unconsolidated affiliates are an extension of the Company's core business operations.

The Company evaluates its investments in unconsolidated affiliates for impairment whenever events or changes in circumstances indicate that the carrying value of its investment may have experienced an "other-than-temporary" decline in value. If such conditions exist, the Company compares the estimated fair value of the investment to its carrying value to determine if an impairment is indicated and determines whether the impairment is "other-than-temporary" based on its assessment of all relevant factors, including consideration of the Company's intent and ability to retain its investment. The Company estimates fair value using a discounted cash flow analysis based on estimated future results of the investee and market indicators of terminal year capitalization rates. See Note 6 for results of the Company's review of its investment in certain of its unconsolidated affiliates.

Goodwill and other intangible assets. Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment tests in the fourth quarter of each fiscal year. Except as discussed in Note 16, no impairments were indicated as a result of the annual impairment review for goodwill and indefinite-lived intangible assets in 2011 and 2010.

Goodwill for relevant reporting units is tested for impairment using a discounted cash flow analysis based on the estimated future results of the Company's reporting units discounted using market discount rates and market indicators of terminal year capitalization rates. The implied fair value of a reporting unit's goodwill is compared to the carrying value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to its assets and liabilities and the amount remaining, if any, is the implied fair value of goodwill. If the implied fair value of the goodwill is less than its carrying value then it must be written down to its implied fair value. License rights are tested for impairment using a discounted cash flow approach, and trademarks are tested for impairment using the relief-from-royalty method. If the fair value of an indefinite-lived intangible asset is less than its carrying amount, an impairment loss must be recognized equal to the difference.

Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs ("casino front money") and for chips in the customers' possession ("outstanding chip liability"). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.

Gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Rooms	$ 100,968	$ 104,264	$ 105,821
Food and beverage	274,776	249,111	261,647
Entertainment, retail and other	32,705	30,683	32,450
	$ 408,449	$ 384,058	$ 399,918

Gaming promoters. A significant portion of the high-end ("VIP") gaming volume at MGM Macau is generated through the use of gaming promoters, also known as junket operators. These operators introduce high-end gaming players to MGM Macau, assist these customers with travel arrangements, and extend gaming credit to these players. VIP gaming at MGM Macau is conducted by the use of special purpose nonnegotiable gaming chips called "rolling chips." Gaming promoters purchase these rolling chips from MGM Macau and in turn sell these chips to their players. The rolling chips allow MGM Macau to track the amount of wagering conducted by each gaming promoters' clients in order to determine VIP gaming play. In exchange for the gaming promoters' services, MGM Macau pays the gaming promoters through rolling chip turnover-based commissions or through revenue-sharing arrangements. The estimated portion of the gaming promoter payments that represent amounts passed through to VIP customers is recorded net against casino revenue, and the estimated portion retained by the gaming promoter for its compensation is recorded to casino expense.

Reimbursed expenses. The Company recognizes costs reimbursed pursuant to management services as revenue in the period it incurs the costs. Reimbursed costs related mainly to the Company's management of CityCenter and totaled $351 million for 2011, $359 million for 2010 and $99 million for 2009.

Loyalty programs. The Company's primary loyalty program is "M life" and is available to patrons at substantially all of the Company's owned and operated resorts. Customers earn points based on their slots play which can be redeemed for free play at any of the Company's participating resorts. The Company records a liability based on the points earned multiplied by the redemption value, less an estimate for points not expected to be redeemed, and records a corresponding reduction in casino revenue. Customers also earn credits ("express comps") based on their slots play and table games play which can be redeemed for complimentary services, including hotel rooms, food and beverage, and entertainment. The Company records a liability for the estimated costs of providing services for express comps based on the express comps earned multiplied by a cost margin, less an estimate for express comps not expected to be redeemed and records a corresponding expense in the casino department. MGM Macau also has a loyalty program, whereby patrons earn rewards that can be redeemed for complimentary services, including hotel rooms, food and beverage and entertainment.

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense, which is generally included in general and administrative expenses, was $121 million, $123 million, and $118 million for 2011, 2010 and 2009, respectively.

Corporate expense. Corporate expense represents unallocated payroll and aircraft costs, professional fees and various other expenses not directly related to the Company's casino resort operations. In addition, corporate expense includes the costs associated with the Company's evaluation and pursuit of new business opportunities, which are expensed as incurred.

Preopening and start-up expenses. Preopening and start-up costs, including organizational costs, are expensed as incurred. Costs classified as preopening and start-up expenses include payroll, outside services, advertising, and other expenses related to new or start-up operations.

Property transactions, net. The Company classifies transactions such as write-downs and impairments, demolition costs, and normal gains and losses on the sale of assets as "Property transactions, net." See Note 16 for a detailed discussion of these amounts.

Income per share of common stock. The weighted-average number of common and common equivalent shares used in the calculation of basic and diluted earnings per share consisted of the following:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Numerator:			
Net income (loss) attributable to MGM Resorts International - basic	$ 3,114,637	$ (1,437,397)	$ (1,291,682)
Interest on convertible debt, net of tax	38,344	-	-
Net income (loss) attributable to MGM Resorts International - diluted	$ 3,152,981	$ (1,437,397)	$ (1,291,682)
Denominator:			
Weighted-average common shares outstanding - basic	488,652	450,449	378,513
Potential dilution from share-based awards	1,577	-	-
Potential dilution from assumed conversion of convertible debt	70,666	-	-
Weighted-average common and common equivalent shares - diluted	560,895	450,449	378,513
Anti-dilutive share-based awards excluded from the calculation of diluted earnings per share	21,886	29,273	29,291

Currency translation. The Company translates the financial statements of foreign subsidiaries that are not denominated in U.S. dollars. Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss).

Comprehensive income (loss). Comprehensive income includes net income (loss) and all other non-stockholder changes in equity, or other comprehensive income. Elements of the Company's accumulated other comprehensive loss are reported in the accompanying consolidated statements of stockholders' equity, and the cumulative balance of these elements consisted of the following:

	At December 31,	
	2011	2010
	(In thousands)	
Currency translation adjustments	$ 11,602	$ 95
Other comprehensive income (loss) from unconsolidated affiliates	(248)	(396)
	11,354	(301)
Less: Currency translation adjustment attributable to noncontrolling interests	(5,376)	-
Comprehensive income (loss) attributable to MGM Resorts International	$ 5,978	$ (301)

Financial statement impact of Monte Carlo fire. The Company maintains insurance for both property damage and business interruption relating to catastrophic events, such as the rooftop fire at Monte Carlo in January 2008. Business interruption insurance covers lost profits and other costs incurred during the closure period and up to six months following re-opening. The Company settled its final claim with its insurance carriers related to the Monte Carlo fire in 2009 for a total of $74 million. The pre-tax impact on the Company's statements of operations for the year ended December 31, 2009 related to such insurance recoveries included a $15 million reduction of "General and administrative" expense and a $7 million offset to "Property transactions, net."

Sale of TI. On March 20, 2009, the Company closed the sale of the Treasure Island casino resort ("TI") to Ruffin Acquisition, LLC for net proceeds to the Company of approximately $746 million and recognized a pre-tax gain of $187 million related to the sale, which is included within "Property transactions, net." In connection with the sale of TI, including the transfer of all of the membership interests of TI, TI was released as a guarantor of the outstanding indebtedness of the Company and its subsidiaries.

As a result of the sale, the Company evaluated TI's operations for potential treatment as discontinued operations. The Company concluded significant customer migration would occur because there was a shared customer base through the Company's customer loyalty rewards program and because of the physical proximity of TI to the Company's other Las Vegas Strip resorts. Most of the loyalty rewards program customers of TI were also customers of one or more of the Company's other resorts. The Company retained the ability to market to these customers after the sale and believes the loyalty rewards program is an important factor in the migration of customer play to the Company's other resorts. The Company expects the cash flow benefits of such migration to continue for an indefinite period. Therefore, the results of the TI operations through the time of sale have not been classified as discontinued operations.

Recently Issued Accounting Standards. Certain amendments to Accounting Standards Codification ("ASC") 820, "Fair Value Measurements," become effective for the Company for fiscal years beginning after December 15, 2011. Such amendments include a consistent definition of fair value, enhanced disclosure requirements for "Level 3" fair value adjustments and other changes to required disclosures. The Company does not expect this amendment to have a material effect on its financial statements and will comply with the disclosure enhancements of this amendment when the amendment is effective.

In June 2011, ASC 220, "Comprehensive Income," was amended and will become effective for the Company for fiscal years beginning after December 15, 2011, including retrospective adjustment. Such amendments allow the Company two options for the presentation of comprehensive income. Under either option, the Company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. As a result of the amendment, the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity is eliminated. The Company does not expect this amendment to have a material effect on its financial statements and will comply with the disclosure enhancements of this amendment when the amendment is effective.

In September 2011, ASC 350, "Intangibles-Goodwill and Others," was amended to simplify the assessment of goodwill impairment and will become effective for the Company for fiscal years beginning after December 15, 2011. The amended guidance allows the Company to do an initial qualitative assessment of relative events and circumstances to determine if fair value of a reporting unit is more likely than not less than its carrying value, prior to performing the two-step quantitative goodwill impairment test. The Company does not expect this amendment to have a material effect on its financial statements and will comply with the disclosure enhancements of this amendment when the amendment is effective.

NOTE 3 — MGM CHINA ACQUISITION

On June 3, 2011, the Company and Ms. Ho, Pansy Catilina Chiu King ("Ms. Pansy Ho") completed a reorganization of the capital structure of MGM China and the initial public offering of 760 million shares of MGM China on The Stock Exchange of Hong Kong Limited (the "IPO"), representing 20% of the post issuance capital stock of MGM China, at an offer price of HKD 15.34 per share. Pursuant to this reorganization, the Company, through a wholly owned subsidiary, acquired an additional 1% of the overall capital stock of MGM China for HKD 15.34 per share, or approximately $75 million, and thereby became the indirect owner of 51% of MGM China. Following the IPO, Ms. Pansy Ho sold an additional 59 million shares of MGM China pursuant to the underwriters' overallotment option.

Through the acquisition of its additional 1% interest of MGM China, the Company obtained a controlling interest and was required to consolidate MGM China as of June 3, 2011. Prior to the IPO, the Company held a 50% interest in MGM Grand Paradise, which was accounted for under the equity method as discussed in Note 6. The acquisition of the controlling financial interest was accounted for as a business combination and the Company recognized 100% of the assets, liabilities, and noncontrolling interests of MGM China at fair value at the date of acquisition. The fair value of the equity interests of MGM China was determined by the IPO transaction price and equaled approximately $7.5 billion. The carrying value of the Company's equity method investment was significantly less than its share of the fair value of MGM China at the acquisition date, resulting in a $3.5 billion gain on the acquisition. Under the acquisition method, the fair value was allocated to the assets acquired, liabilities assumed and noncontrolling interests recorded in the transaction. The following table sets forth the allocation at June 3, 2011 (in thousands):

Current assets	$ 558,037
Property and equipment and other long-term assets	704,823
Goodwill	2,821,589
Gaming subconcession	4,499,727
Land concession	84,466
Customer lists	128,564
Gaming promoter relationships	179,989
Current liabilities, excluding long-term debt	(459,518)
Long-term debt	(642,818)
Deferred taxes	(380,628)
	$ 7,494,231
Noncontrolling interests	$ (3,672,173)

As discussed above, the Company recognized the identifiable intangible assets of MGM China at fair value. The gaming subconcession and land concession had historical cost bases which were being amortized by MGM Macau. The customer relationship intangible assets did not have historical cost bases at MGM Macau. The estimated fair values of the intangible assets acquired were primarily determined using Level 3 inputs. The gaming subconcession was valued using an excess earnings model based on estimated future cash flows of MGM Macau. All of the recognized intangible assets were determined to have finite lives and are being amortized over their estimated useful lives as discussed below.

Gaming subconcession. Pursuant to the agreement dated June 19, 2004 between MGM Grand Paradise and Sociedade de Jogos de Macau, S.A. ("SJM"), a gaming subconcession was acquired by MGM Grand Paradise for the right to operate casino games of chance and other casino games for a period of 15 years commencing on April 20, 2005. The Company cannot provide any assurance that the gaming subconcession will be extended beyond the original terms of the agreement; however, management believes that the gaming subconcession will be extended, given that the land concession agreement with the government extends significantly beyond the gaming subconcession. In addition, management believes that the fair value of MGM China reflected in the IPO pricing suggests that market participants have assumed the gaming subconcession will be extended beyond its initial term. As such, the Company has determined that the gaming subconcession intangible asset should be amortized on a straight-line basis over the initial term of the land concession through April 2031.

Land concession. MGM Grand Paradise entered into a contract with the Macau government to use the land under MGM Macau commencing from April 6, 2006. The land use right has an initial term through April 6, 2031, subject to renewal for additional periods. The land concession intangible asset will be amortized on a straight-line basis over the remaining initial contractual term.

Customer lists. The Company recognized an intangible asset related to customer lists, which will be amortized on an accelerated basis over its estimated useful life of five years.

Gaming promoter relationships. The Company recognized an intangible asset related to its relationships with gaming promoters, which will be amortized on a straight-line basis over its estimated useful life of four years.

Deferred taxes. The Company recorded a net deferred tax liability of $381 million for the acquisition of the controlling financial interest in MGM China and a corresponding increase to goodwill. The net deferred tax liability represents the excess of the financial reporting amounts of the net assets of MGM China over their respective bases under Macau tax law measured at the enacted tax rates expected to apply to taxable income in the periods such differences are expected to be realized, net of a valuation allowance of $72 million. The tax-effected components of the net deferred tax liability at June 3, 2011 are as follows (in thousands):

Deferred tax assets- foreign	
Accruals, reserves and other	$ 121
Bad debt reserve	3,161
Long-term debt	2,816
Net operating loss carryforward	58,781
Preopening and start-up expenses	3,838
Property and equipment	7,822
	76,539
Less: Valuation allowance	(71,670)
	4,869
Deferred tax liabilities- foreign	
Intangible assets	(385,497)
Net deferred tax liability	$ (380,628)

Income generated from gaming operations of MGM Grand Paradise is exempted from Macau's 12% complementary tax for the five-year period ending December 31, 2016 pursuant to approval from the Macau government granted on September 22, 2011. However, the exemption from the Macau 12% complementary tax on gaming profits does not apply to dividend distributions of such profits to MGM China, its sole shareholder. See Note 10 for additional discussion.

Non-gaming operations remain subject to the complementary tax. MGM Grand Paradise had at June 3, 2011 a complementary tax net operating loss carryforward of $490 million resulting from non-gaming operations that will expire if not utilized against non-gaming income in years 2011 through 2013. The Macanese net operating loss carryforwards are fully offset by valuation allowance.

At June 3, 2011, the Company had an excess amount for financial reporting over the U.S. tax basis of its investment in MGM China of $3.6 billion that management does not consider to be essentially permanent in duration. The Company expects this basis difference to resolve through repatriations of future MGM China earnings. The Company has not provided U.S. deferred taxes for such excess financial reporting basis because there would be sufficient foreign tax credits to offset all U.S. income tax that would result from the future repatriation of such earnings.

Consolidated results. MGM China's net revenue for the period from June 3, 2011 through December 31, 2011 was $1.5 billion, operating income was $137 million and net income was $238 million.

Pro forma information. The operating results for MGM China and its subsidiaries are included in the accompanying consolidated statements of income from the date of acquisition. The following unaudited pro forma consolidated financial information for the Company has been prepared assuming the

Company's acquisition of its controlling financial interest had occurred as of January 1, 2010 and excludes the gain recognized by the Company:

	Year Ended December 31,	
	2011	2010
	(In thousands, except per share data)	
Net revenues	$ 8,920,343	$ 7,627,227
Operating income (loss)	577,271	(1,308,633)
Net loss	(262,452)	(1,599,813)
Net loss attributable to MGM Resorts International	(435,099)	(1,567,281)
Loss per share of common stock attributable to MGM Resorts International:		
Basic	$ (0.89)	$ (3.48)
Diluted	$ (0.89)	$ (3.48)

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	At December 31,	
	2011	2010
	(In thousands)	
Casino	$ 347,679	$ 229,318
Hotel	165,410	119,887
Other	79,848	66,449
	592,937	415,654
Less: Allowance for doubtful accounts	(101,207)	(93,760)
	$ 491,730	$ 321,894

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	At December 31,	
	2011	2010
	(In thousands)	
Land	$ 7,032,853	$ 7,039,806
Buildings, building improvements and land improvements	9,122,080	8,504,655
Furniture, fixtures and equipment	3,926,438	3,768,476
Construction in progress	122,372	72,843
	20,203,743	19,385,780
Less: Accumulated depreciation and amortization	(5,337,099)	(4,831,430)
	$ 14,866,644	$ 14,554,350

NOTE 6 — INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

Investments in and advances to unconsolidated affiliates consisted of the following:

	At December 31,	
	2011	2010
	(In thousands)	
CityCenter Holdings, LLC – CityCenter (50%)	$ 1,332,299	$ 1,417,843
Elgin Riverboat Resort–Riverboat Casino – Grand Victoria (50%)	292,094	294,305
MGM Grand Paradise Limited – Macau (50%)	-	173,030
Circus and Eldorado Joint Venture – Silver Legacy (50%)	-	25,408
Other	11,179	12,569
	$ 1,635,572	$ 1,923,155

The Company recorded its share of the results of operations of unconsolidated affiliates as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Income (loss) from unconsolidated affiliates	$ 91,094	$ (78,434)	$ (88,227)
Preopening and start-up expenses	-	(3,494)	(52,824)
Non-operating items from unconsolidated affiliates	(119,013)	(108,731)	(47,127)
	$ (27,919)	$ (190,659)	$ (188,178)

Borgata

As discussed in Note 1, the Company discontinued the equity method of accounting for Borgata in March 2010 at the point the assets were placed in the trust, and accounts for its rights under the trust arrangement under the cost method of accounting.

Silver Legacy

Silver Legacy has approximately $143 million of outstanding senior notes due in March 2012. Silver Legacy is exploring various alternatives for refinancing or restructuring its obligations under the notes, including filing for bankruptcy protection. The Company reviewed the carrying value of its investment in Silver Legacy as of December 31, 2011 and has recorded an "other-than-temporary" impairment charge of $23 million to decrease the carrying value of its investment to zero. The Company will discontinue applying the equity method for its investment in Silver Legacy and will not provide for additional losses until its share of future net income, if any, equals the share of net losses not recognized during the period the equity method was suspended.

MGM Grand Paradise Limited

As discussed in Note 3, the Company obtained a controlling financial interest in MGM China as of June 3, 2011, which owns MGM Grand Paradise, the Macau company that owns MGM Macau resort and casino and the related gaming subconcession and land concession, and therefore was required to consolidate MGM China beginning on that date. Prior thereto, the Company's investment in MGM Grand Paradise was accounted for under the equity method. Prior to the transaction the Company received distributions from MGM Grand Paradise of approximately $192 million in 2010 and $31 million in 2011.

CityCenter

January 2011 debt restructuring transactions. In January 2011, CityCenter completed a series of transactions including the issuance of $900 million in aggregate principal amount of 7.625% senior secured first lien notes due 2016 and $600 million in aggregate principal amount of 10.75%/11.50% senior secured second lien PIK toggle notes due 2017 in a private placement. The interest rate on the second lien notes is 10.75% for interest paid in cash, and 11.50% if CityCenter pays interest in the form of additional debt. CityCenter received net proceeds from the offering of the notes of $1.46 billion after initial purchaser's discounts and commissions but before other offering expenses.

Effective concurrently with the notes offering, CityCenter's senior credit facility was amended and restated which extended the maturity of $500 million of the $1.85 billion outstanding loans until January 21, 2015. The restated senior credit facility does not include a revolving loan component. All borrowings under the senior credit facility in excess of $500 million were repaid using the proceeds of the first lien notes and the second lien notes. In addition, net proceeds from the note offerings, together with equity contributions of $73 million from the members, were used to fund the interest escrow account of $159 million for the benefit of the holders of the first lien notes and the lenders under the restated senior credit facility. The restated senior credit facility is secured, on a pari passu basis with the first lien notes, by a first priority lien on substantially all of CityCenter's assets and those of its subsidiaries, except that any proceeds generated by the sale of Crystals outside of bankruptcy or foreclosure proceedings will be paid first to the lenders under the restated senior credit facility. CityCenter recorded a loss on the debt modification of $24 million in the first quarter of 2011 related to the above transactions.

February 2012 senior notes issuance. In February 2012, CityCenter issued $240 million in aggregate principal amount of its 7.625% senior secured first lien notes at a premium for net proceeds to the Company, after deducting initial purchasers' discounts and commissions, of approximately $247 million. The Company used net proceeds from the offering, together with excess cash on hand, to repay $300 million of the outstanding borrowings under its restated senior credit facility.

Completion guarantee. The Company entered into an amended completion and cost overrun guarantee in connection with CityCenter's restated senior credit facility agreement and issuance of $1.5 billion of senior secured first lien notes and senior secured second lien notes, as discussed in Note 11.

Investment impairment. At June 30, 2010, the Company reviewed its CityCenter investment for impairment using revised operating forecasts developed by CityCenter management. Based on current and forecasted market conditions and because CityCenter's results of operations through June 30, 2010 were below previous forecasts, and the revised operating forecasts were lower than previous forecasts, the Company concluded that it should review the carrying value of its investment. The Company determined that the carrying value of its investment exceeded the fair value determined using a discounted cash flow analyses and therefore an impairment was indicated. The Company intends to and believes it will be able to retain its investment in CityCenter; however, due to the extent of the shortfall and its assessment of the uncertainty of fully recovering its investment, the Company determined that the impairments were "other-than-temporary" and recorded impairment charges of $1.12 billion in the second quarter of 2010

At September 30, 2010, the Company recognized an increase of $232 million in its total net obligation under its CityCenter completion guarantee, and a corresponding increase in its investment in CityCenter. The increase primarily reflected a revision to prior estimates based on its assessment of the most current information derived from the close-out and litigation processes and does not reflect certain potential recoveries that CityCenter is pursuing as part of the litigation process. The Company completed an impairment review as of September 30, 2010 and as a result recorded an additional impairment of $191 million in the third quarter of 2010 included in "Property transactions, net."

The discounted cash flow analyses for the Company's investment in CityCenter included estimated future cash inflows from operations, including residential sales, and estimated future cash outflows for capital expenditures. The June 2010 and September 2010 analyses used an 11% discount rate and a long term growth rate of 4% related to forecasted cash flows for CityCenter's operating assets.

In 2009, the Company reviewed its CityCenter investment for impairment using revised operating forecasts developed by CityCenter management. In addition, the impairment charge related to CityCenter's residential real estate under development discussed below further indicated that the Company's investment may have experienced an "other-than-temporary" decline in value. The Company's discounted cash flow analysis for CityCenter included estimated future cash outflows for construction and maintenance expenditures and future cash inflows from operations, including residential sales. Based on its analysis, the Company determined the carrying value of its investment exceeded its fair value and determined that the impairment was "other-than-temporary." The Company recorded an impairment charge of $956 million included in "Property transactions, net."

Residential impairment. Upon substantial completion of construction of the Mandarin Oriental residential inventory in the first quarter of 2010 and the Veer residential inventory in the second quarter of 2010, CityCenter is required to carry its residential inventory at the lower of its carrying value or fair value less costs to sell. Fair value of the residential inventory is determined using a discounted cash flow analysis based on management's current expectations of future cash flows. The key inputs in the discounted cash flow analysis include estimated sales prices of units currently under contract and new unit sales, the absorption rate over the sell-out period, and the discount rate.

CityCenter recorded a residential impairment charge of $53 million in 2011. The Company recognized 50% of such impairment charge, resulting in a pre-tax charge of approximately $26 million. In 2010, CityCenter recorded residential impairment charges of $330 million. The Company recognized 50% of such impairment charges, resulting in a pre-tax charge of approximately $166 million.

Included in loss from unconsolidated affiliates for the year ended December 31, 2009 is the Company's share of an impairment charge relating to CityCenter residential real estate under development ("REUD"). CityCenter was required to review its REUD for impairment as of September 30, 2009, mainly due to CityCenter's September 2009 decision to discount the prices of its residential inventory by 30%. This decision and related market conditions led to CityCenter management's conclusion that the carrying value of the REUD was not recoverable based on estimates of undiscounted cash flows. As a result, CityCenter was required to compare the fair value of its REUD to its carrying value and record an impairment charge for the shortfall. Fair value of the REUD was determined using a discounted cash flow analysis based on management's current expectations of future cash flows. The key inputs in the discounted cash flow analysis included estimated sales prices of units currently under contract and new unit sales, the absorption rate over the sell-out period, and the discount rate. This analysis resulted in an impairment charge of approximately $348 million of the REUD. The Company recognized its 50% share of such impairment charge, adjusted by certain basis differences, resulting in a pre-tax charge of $203 million.

Harmon. During the third quarter of 2010, CityCenter management determined that it was unlikely that the Harmon Hotel & Spa ("Harmon") would be completed using the building as it stood. As a result, CityCenter recorded an impairment charge of $279 million in the third quarter of 2010 related to construction in progress assets. The impairment of Harmon did not affect the Company's loss from unconsolidated affiliates in the third quarter of 2010, because the Company's 50% share of the impairment charge had previously been recognized by the Company in connection with prior impairments of its investment balance. See Note 11 for additional information about Harmon.

CityCenter summary financial information. Summarized balance sheet information of the CityCenter joint venture is as follows:

	At December 31,	
	2011	2010
	(In thousands)	
Current assets	$ 393,140	$ 211,646
Property and other assets, net	9,068,790	9,430,171
Current liabilities	375,870	381,314
Long-term debt and other liabilities	2,491,166	2,752,196
Equity	6,594,894	6,508,307

Summarized income statement information of the CityCenter joint venture is as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Net revenues	$ 1,081,861	$ 1,332,063	$ 69,291
Operating expenses, except preopening expenses	(1,293,493)	(2,196,706)	(469,445)
Preopening and start-up expenses	-	(6,202)	(104,805)
Operating loss	(211,632)	(870,845)	(504,959)
Interest expense	(267,836)	(240,731)	(7,011)
Other non-operating expense	(22,706)	(3,614)	(10,360)
Net loss	$ (502,174)	$ (1,115,190)	$ (522,330)

Net revenues related to residential operations were $24 million, $490 million and $3 million in 2011, 2010 and 2009, respectively.

Joint Venture Financial Information

Summarized balance sheet information of the unconsolidated affiliates is as follows:

	At December 31,	
	2011	2010
	(In thousands)	
Current assets	$ 502,316	$ 731,381
Property and other long-term assets, net	9,332,089	10,634,691
Current liabilities	569,919	799,630
Long-term debt and other liabilities	2,501,246	3,645,762
Equity	6,763,240	6,920,680

Summarized results of operations of the unconsolidated affiliates are as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Net revenues	$ 2,558,631	$ 3,345,630	$ 2,269,789
Operating expenses, except preopening expenses	(2,472,668)	(3,871,243)	(2,391,792)
Preopening and start-up expenses	-	(6,202)	(105,504)
Operating income (loss)	85,963	(531,815)	(227,507)
Interest expense	(293,578)	(288,273)	(83,449)
Other non-operating expense	(25,876)	(27,451)	(36,861)
Net loss	$ (233,491)	$ (847,539)	$ (347,817)

Basis Differences

The Company's investments in unconsolidated affiliates do not equal the venture-level equity due to various basis differences. Basis differences related to depreciable assets are being amortized based on the useful lives of the related assets and liabilities and basis differences related to non–depreciable assets are not being amortized. Differences between the Company's venture-level equity and investment balances are as follows:

	At December 31,	
	2011	2010
	(In thousands)	
Venture-level equity	$ 3,376,803	$ 3,433,966
Fair value adjustments to investments acquired in business combinations (A)	267,190	244,636
Capitalized interest (B)	281,678	331,340
Adjustment to CityCenter equity upon contribution of net assets by MGM Resorts International (C)	(594,730)	(600,122)
Completion guarantee (D)	283,739	292,575
Advances to CityCenter, net of discount (E)	217,157	379,167
Other-than-temporary impairments of CityCenter investment (F)	(2,030,113)	(2,087,593)
Other adjustments (G)	(166,152)	(70,814)
	$ 1,635,572	$ 1,923,155

(A) Includes a $267 million increase for Grand Victoria related to indefinite-lived gaming license rights.

(B) Relates to interest capitalized on the Company's investment balance during the unconsolidated affiliates' development and construction stages. Such amounts are being amortized over the life of the underlying assets.

(C) Relates to land, other fixed assets, residential real estate, and other assets.

(D) The Company funded $92 million and $553 million under the completion guarantee in 2011 and 2010, respectively. The 2011 contribution and $429 million of the 2010 contribution was recognized as equity contributions by the joint venture to be split by the partners.

(E) The advances to CityCenter are recognized as long-term debt by CityCenter; however, since such advances were provided at below market rates, CityCenter recorded the advances at a discount with a corresponding equity contribution. This basis difference will be resolved when the advances are repaid and upon accretion of the discount.

(F) The impairment of the Company's CityCenter investment includes $426 million of impairments allocated to land, which are not amortized. The remaining impairment is being amortized over the average life of the underlying assets.

(G) Other adjustments in 2011 include the deferred gain on the CityCenter transaction, the receivable from CityCenter and the other-than-temporary impairment of the Company's Silver Legacy investment. The deferred gain on the CityCenter transaction has been allocated to the underlying assets and is being amortized over the life of the underlying assets. The receivable from CityCenter will be resolved when the remaining condominium proceeds owed to the Company under the completion guarantee are repaid. Other adjustments in 2010 include the deferred gain on the CityCenter transaction and certain adjustments related to the Company's MGM Macau investment.

NOTE 7 — GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consisted of the following:

	At December 31, 2011	At December 31, 2010
	(In thousands)	
Goodwill:		
Mirage Resorts acquisition (2000)	$ 30,451	$ 30,451
Mandalay Resort Group acquisition (2005)	40,524	45,510
MGM China acquisition (2011)	2,825,634	-
Other	-	1,195
	$ 2,896,609	$ 77,156
Indefinite-lived intangible assets:		
Detroit development rights	$ 98,098	$ 98,098
Trademarks, license rights and other	234,073	235,672
Total indefinite-lived intangible assets	332,171	333,770
Finite-lived intangible assets:		
Macau gaming subconcession	4,496,552	-
Less: Accumulated amortization	(121,478)	-
	4,375,074	-
Macau land concession	84,585	-
Less: Accumulated amortization	(2,458)	-
	82,127	-
Macau customer lists	128,744	-
Less: Accumulated amortization	(32,573)	-
	96,171	-
Macau gaming promoter relationships	180,242	-
Less: Accumulated amortization	(25,991)	-
	154,251	-
Other intangible assets	30,226	30,229
Less: Accumulated amortization	(21,903)	(21,195)
	8,323	9,034
Total finite-lived intangible assets	4,715,946	9,034
Total other intangible assets, net	$ 5,048,117	$ 342,804

Goodwill related to the Mirage Resorts acquisition relates to Bellagio and The Mirage. The estimated fair values of Bellagio and Mirage are substantially in excess of their carrying values including goodwill. The majority of the goodwill related to the Mandalay Resort Group acquisition was written off in 2008 and an additional $5 million related to Railroad Pass was written off in 2011. The remaining balance relates to Gold Strike Tunica. See Note 3 for additional information related to goodwill recognized as part of the MGM China transaction.

The Company's indefinite-lived intangible assets consist primarily of development rights in Detroit, trademarks and license rights, of which $215 million includes trademarks and trade names related to the Mandalay acquisition.

See Note 3 for additional information related to the finite-lived intangible assets recognized as part of the MGM China transaction. The Company's remaining finite–lived intangible assets consist primarily of lease acquisition costs amortized over the life of the related leases, and certain license rights amortized over their contractual life. Total amortization expense related to intangible assets was $181 million, $1 million and $3 million for 2011, 2010 and 2009, respectively.

Estimated future amortization is as follows:

	(In thousands)
Years ending December 31,	
2012	$ 319,971
2013	302,847
2014	292,573
2015	260,573
2016	235,103
Thereafter	3,305,090
	$ 4,715,946

NOTE 8 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

	At December 31,	
	2011	2010
	(In thousands)	
Payroll and related	$ 344,992	$ 256,305
Advance deposits and ticket sales	97,753	114,808
Casino outstanding chip liability	290,238	79,987
Casino front money deposits	111,763	97,586
Other gaming related accruals	156,837	79,062
Taxes, other than income taxes	183,576	63,888
CityCenter completion guarantee	27,515	79,583
Other	150,063	96,004
	$ 1,362,737	$ 867,223

NOTE 9 — LONG-TERM DEBT

Long-term debt consisted of the following:

	At December 31,	
	2011	2010
	(In thousands)	
Senior credit facility:		
$1,834 million term loans, net	$ 1,728,510	$ 1,686,043
Revolving loans	1,462,000	470,000
MGM Grand Paradise credit facility	552,312	-
$325.5 million 8.375% senior subordinated notes, repaid in 2011	-	325,470
$128.7 million 6.375% senior notes, repaid in 2011	-	128,913
$534.7 million 6.75% senior notes, due 2012	534,650	544,650
$462.2 million 6.75% senior notes, due 2013	462,226	484,226
$150 million 7.625% senior subordinated debentures, due 2013, net	151,483	152,366
$750 million 13% senior secured notes, due 2013, net	726,333	716,045
$508.9 million 5.875% senior notes, due 2014, net	508,231	507,922
$650 million 10.375% senior secured notes, due 2014, net	640,051	636,578
$875 million 6.625% senior notes, due 2015, net	877,208	877,747
$1,450 million 4.25% convertible senior notes, due 2015, net	1,465,287	1,150,000
$242.9 million 6.875% senior notes, due 2016	242,900	242,900
$732.7 million 7.5% senior notes, due 2016	732,749	732,749
$500 million 10% senior notes, due 2016, net	495,317	494,600
$743 million 7.625% senior notes, due 2017	743,000	743,000
$850 million 11.125% senior secured notes, due 2017, net	832,245	830,234
$475 million 11.375% senior notes, due 2018, net	464,928	463,869
$845 million 9% senior secured notes, due 2020	845,000	845,000
Floating rate convertible senior debentures, due 2033	36	8,472
$0.6 million 7% debentures, due 2036, net	572	573
$4.3 million 6.7% debentures, due 2096	4,265	4,265
Other notes	864	2,076
	$ 13,470,167	$ 12,047,698

In December 2011, the Company borrowed an additional $778 million under its senior credit facility to increase its capacity for issuing additional secured indebtedness; such borrowings were repaid in January 2012. In January 2012, the Company issued $850 million of senior notes, as described further below. As a result of these transactions, as of December 31, 2011, long-term debt due within one year of the balance sheet date was classified as long-term. Amounts outstanding under the MGM Grand Paradise credit facility were classified as long-term as MGM Grand Paradise has both the intent and ability to repay amortization payments under the term loan due within one year of the balance sheet date with available borrowings under the revolving loan. As of December 31, 2010, long-term debt due within one year of the balance sheet date was classified as long-term because the Company had both the intent and ability to repay these amounts with available borrowings under the senior credit facility.

Interest expense, net consisted of the following:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Total interest incurred	$ 1,086,865	$ 1,113,580	$ 1,028,673
Interest capitalized	(33)	-	(253,242)
	$ 1,086,832	$ 1,113,580	$ 775,431

Senior credit facility. At December 31, 2011, the Company's senior credit facility, which was amended and extended in March 2010, matures in February 2014 and consists of approximately $1.8 billion in term loans and a $1.7 billion revolving loan. Including the $778 million drawdown on the credit facility discussed above, the Company had approximately $957 million of available borrowing capacity under its senior credit facility at December 31, 2011. Substantially all of the assets of MGM Grand Detroit serve as collateral to secure its $450 million obligation outstanding as a co-borrower under the Company's senior credit facility. In addition, substantially all of the assets of Gold Strike Tunica and certain land across from the Luxor serve as collateral to secure up to $300 million of obligations outstanding under the Company's senior credit facility.

As of December 31, 2011, interest on the senior credit facility was based on a LIBOR margin of 5.00%, with a LIBOR floor of 2.00%, and a base rate margin of 4.00%, with a base rate floor of 4.00%. The interest rate on outstanding borrowings under the senior credit facility at both December 31, 2011 and 2010 was 7.0%.

The Company accounted for the modification related to the March 2010 extending term loans as an extinguishment of debt because the applicable cash flows under the extended term loans were more than 10% different from the applicable cash flows under the previous loans. Therefore, the extended term loans were recorded at fair value resulting in a $181 million gain and a discount of $181 million to be amortized to interest expense over the term of the extended term loans. For the years ended December 31, 2011 and 2010, the Company recognized $42 million and $31 million, respectively, of interest expense related to such discount amortization. Fair value of the estimated term loans was based on trading prices immediately after the transaction. In addition, the Company wrote off $15 million of existing debt issuance costs related to the previous term loans and expensed $22 million for new debt issuance costs incurred related to amounts paid to extending term loan lenders in connection with the modification. The Company also wrote off $2 million of existing debt issuance costs related to the reduction in capacity under the non-extending revolving portion of the senior credit facility. In total, the Company recognized a net pre-tax gain on extinguishment of debt of $142 million in "Other, net" non-operating income (expense) in the first quarter of 2010.

Because net proceeds from the Company's October 2010 common stock offering were in excess of $500 million, the Company was required to ratably repay indebtedness under the senior credit facility of $6 million, which equaled 50% of such excess. The Company used the net proceeds from its October 2010 senior notes offering and a portion of the net proceeds from its October 2010 common stock offering discussed in Note 12 to repay the remaining amounts owed to non-extending lenders under its senior credit facility. Loans and revolving commitments aggregating approximately $3.6 billion were extended to February 21, 2014. In November 2010, the underwriters of the Company's common stock offering exercised their overallotment option and purchased an additional 6.1 million shares for net proceeds to the Company of $76 million, 50% of which was used to ratably repay indebtedness under the senior credit facility. As a result of these transactions the Company recorded a pre-tax loss on retirement of debt related to unamortized debt issuance costs and discounts of $9 million recorded in "Other, net" non-operating income (expense) in 2010.

As of December 31, 2011, the senior credit facility allowed the Company to refinance indebtedness maturing prior to February 21, 2014, but limited its ability to prepay later maturing indebtedness until the extended facilities are paid in full. The Company may issue unsecured debt, equity-linked and equity securities to refinance its outstanding indebtedness; however, the Company was required to use net proceeds (a) from certain indebtedness issued in amounts in excess of $250 million (excluding amounts used to refinance indebtedness) and (b) from equity issued, other than in exchange for its indebtedness, in amounts in excess of $500 million (which limit the Company reached with its October 2010 stock offering) to ratably prepay the credit facilities, in each case, in an amount equal to 50% of the net cash proceeds of such excess. Under the February 2012 restated senior credit facility discussed below, the Company is no longer required to use net proceeds from equity offerings to prepay the restated senior credit facility.

At December 31, 2011, the Company and its restricted subsidiaries were required under the senior credit facility to maintain a minimum trailing annual EBITDA (as defined in the agreement governing the Company's senior credit facility) of $1.2 billion as of December 31, 2011. EBITDA for the trailing twelve months ended December 31, 2011 calculated in accordance with the terms of the senior credit facility was $1.28 billion. Additionally, the Company and its restricted subsidiaries were limited to $500 million of annual capital expenditures (as defined) during 2011; the Company was in compliance with the maximum capital expenditures covenants at December 31, 2011. The Company is limited to $500 million of capital expenditures in 2012.

February 2012 senior credit facility amendment. The Company's senior credit facility was amended and restated in February 2012, and consists of approximately $1.8 billion in term loans and a $1.3 billion revolver. Under the restated senior credit facility, loans and revolving commitments aggregating approximately $1.8 billion (the "extending loans") were extended to February 2015. The extending loans are subject to a pricing grid that decreases the LIBOR spread by as much as 250 basis points based upon collateral coverage levels at any given time (commencing 45 days after the restatement effective date) and the LIBOR floor on extended loans is reduced from 200 basis points to 100 basis points.

The restated senior credit facility allows the Company to refinance indebtedness maturing prior to February 23, 2015 but limits its ability to prepay later maturing indebtedness until the extended facilities are paid in full. The Company may issue unsecured debt, equity-linked and equity securities to refinance its outstanding indebtedness; however, the Company is required to use net proceeds from certain indebtedness issued in amounts in excess of $250 million (excluding amounts used to refinance indebtedness) to ratably prepay the credit facilities in an amount equal to 50% of the net cash proceeds of such excess. Under the restated senior credit facility the Company is no longer required to use net proceeds from equity offerings to prepay the restated senior credit facility. In connection with the restated senior credit facility, the Company agreed to use commercially reasonable efforts to deliver a mortgage, limited in amount to comply with the indenture restrictions, encumbering the Beau Rivage within 90 days from the effective date of the restated loan agreement. Upon the issuance of such mortgage, the holders of the Company's 13% senior secured notes due 2013 would obtain an equal and ratable lien in the collateral.

Under the amended senior credit facility, the Company and its restricted subsidiaries are required to maintain a minimum trailing annual EBITDA (as defined in the agreement governing its senior credit facility) of $1.2 billion for each of the quarters of 2012, increasing to $1.25 billion at March 31, 2013, to $1.3 billion at June 30, 2013, and to $1.4 billion at March 31, 2014. Capital expenditure limits previously in place under the senior credit facility did not change with the amendment.

MGM Grand Paradise credit facility. MGM Grand Paradise's credit facility is comprised of approximately $552 million in term loans and a $400 million revolving loan. The outstanding balance of MGM Grand Paradise's credit facility at December 31, 2011 is comprised solely of the $552 million term loans. Scheduled amortization on the term loan begins in July 2012, with a lump sum payment of approximately $276 million upon final maturity in July 2015. The revolving loan may be redrawn, but is required to be repaid in full on the last date of the respective term loan, no later than July 2015. Interest on the term loan facility is based on HIBOR plus a margin ranging between 3% and 4.5%, based on MGM Grand Paradise's adjusted leverage ratio, as defined in its credit facility agreement. Interest on the revolving facility can be denominated in either Hong Kong dollars or U.S. dollars and is based on the same margin range, plus HIBOR or LIBOR, as appropriate. As of December 31, 2011, the credit facility is denominated entirely in Hong Kong dollars and interest is based on the margin range of 3%, plus HIBOR. Substantially all of the assets of MGM Grand Paradise serve as collateral for the MGM Grand Paradise credit facility, which is guaranteed by MGM China and certain of its direct and indirect subsidiaries.

At December 31, 2011, MGM Grand Paradise was required to maintain a specified adjusted leverage ratio, as defined, at the end of each quarter while the loans are outstanding. The adjusted leverage ratio is required to be no greater than 4.00 to 1.00 for each quarter during 2011 and no greater than 3.50 to 1.00 thereafter. In addition, MGM Grand Paradise is required to maintain a debt service coverage ratio, as defined of no less than 1.50 to 1.00 at each quarter end. At December 31, 2011, MGM Grand Paradise was in compliance with its adjusted leverage ratio and debt service coverage ratios.

Senior convertible notes. In April 2010, the Company issued $1.15 billion of 4.25% convertible senior notes due 2015 for net proceeds to the Company of $1.12 billion. The notes are general unsecured obligations of the Company and rank equally in right of payment with the Company's other existing senior unsecured indebtedness. The Company used the net proceeds from the senior convertible note issuance to temporarily repay amounts outstanding under its senior credit facility.

The notes are convertible at an initial conversion rate of approximately 53.83 shares of the Company's common stock per $1,000 principal amount of the notes, representing an initial conversion price of approximately $18.58 per share of the Company's common stock. The initial conversion rate was determined based on the closing trading price of the Company's common stock on the date of the transaction, plus a 27.5% premium. The terms of the notes do not provide for any beneficial conversion features.

In connection with the offering, the Company entered into capped call transactions to reduce the potential dilution of the Company's stock upon conversion of the notes. The capped call transactions have a cap price equal to approximately $21.86 per share. The Company paid approximately $81 million for the capped call transactions, which is reflected as a decrease in "Capital in excess of par value," net of $29 million of associated tax benefits.

Financial instruments that are indexed to an entity's own stock and are classified as stockholders' equity in an entity's statement of financial position are not considered within the scope of derivative instruments. The Company performed an evaluation of the embedded conversion option and capped call transactions, which included an analysis of contingent exercise provisions and settlement requirements, and determined that the embedded conversion option and capped call transactions are considered indexed to the Company's stock and should be classified as equity, and therefore are not accounted for as derivative instruments. Accordingly, the entire face amount of the notes was recorded as debt until converted or retired at maturity, and the capped call transactions were recorded within equity as described above.

In June 2011, the Company sold an additional $300 million in aggregate principal amount of the Company's 4.25% convertible senior notes due 2015 (the "Notes") on terms that were consistent with those governing the Company's existing convertible senior notes due 2015 for a purchase price of 103.805% of the principal amount to an indirect wholly owned subsidiary of Ms. Pansy Ho in a transaction exempt from registration under the Securities Act of 1933, as amended. The Notes are convertible at an initial conversion rate, subject to adjustment under certain circumstances, of approximately 53.83 shares of the Company's common stock per $1,000 principal amount of the Notes. The Company received approximately $311 million in proceeds related to this transaction. The initial agreement to sell the Notes occurred in April 2011, and the Notes were not sold until June 2011. The agreement to issue the Notes at a later date based on the fixed terms described above constituted a derivative instrument. At issuance, the fair value of the derivative instrument was equal to the difference between the fair value of the Notes and the Notes' issuance price. The Notes were recorded at fair value determined by the trading price (105.872%) of the Company's existing convertible notes on the date of issuance of the Notes, with the difference recorded as a premium to be recognized over the term of the Notes. The Company recorded a loss of $6 million related to the change in fair value of the derivative in "Other, net" non-operating income (expense) during the second quarter of 2011.

Senior and senior secured notes. In February 2011, the Company repaid the $325 million of outstanding principal amount of its 8.375% senior subordinated notes due 2011 at maturity and in December 2011, the Company repaid the $129 million of outstanding principal of its 6.375% senior notes due 2011 at maturity.

In addition, during the third quarter of 2011 the Company repurchased $10 million principal amount of its 6.75% senior notes due 2012 and $22 million principal amount of its 6.75% senior notes due 2013 in open market repurchases and recognized a gain of approximately $1 million in "Other, net" non-operating income (expense) related to these transactions.

In February 2010, the Company repaid the $297 million of outstanding principal amount of its 9.375% senior subordinated notes due 2010 at maturity. During the second quarter of 2010, the Company repurchased $136 million principal amount of its 8.5% senior notes due 2010 and $75 million principal amount of its 8.375% senior notes due 2011 essentially at par. In September 2010, the Company repaid the remaining $646 million of outstanding principal of its 8.5% senior notes due 2010 at maturity.

In March 2010, the Company issued $845 million of 9% senior secured notes due 2020 for net proceeds to the Company of approximately $826 million. The notes are secured by the equity interests and substantially all of the assets of MGM Grand Las Vegas and otherwise rank equally in right of payment with the Company's existing and future senior indebtedness. Upon the issuance of such notes, the holders of the Company's 13% senior notes due 2013 obtained an equal and ratable lien in all collateral securing these notes. The Company used the net proceeds from the senior note issuance to permanently repay approximately $820 million of loans previously outstanding under its credit facility.

In October 2010, the Company issued $500 million of 10% senior notes due 2016, issued at a discount to yield 10.25%, for net proceeds to the Company of approximately $486 million. The notes are unsecured and otherwise rank equally in right of payment with the Company's existing and future senior indebtedness.

Substantially all of the assets of New York-New York serve as collateral for the Company's 13% senior secured notes due 2013, substantially all of the assets of Bellagio and The Mirage serve as collateral for the Company's 10.375% senior secured notes due 2014 and the 11.125% senior secured notes due 2017, and substantially all of the assets of MGM Grand serve as collateral for the Company's 9.00% senior secured notes due 2020. Upon the issuance of the 10.375%, 11.125% and 9.00% notes, the holders of the Company's 13% senior secured notes due 2013 obtained an equal and ratable lien in all collateral securing these notes.

Repurchases of senior notes. Subject to certain limitations under its senior credit facility and senior note indentures, the Company and its subsidiaries may from time to time, in their sole discretion, purchase, repay, redeem or retire any of the Company's outstanding debt securities, in privately negotiated or open market transactions, by tender offer or otherwise pursuant to authorization of the Company's Board of Directors.

January 2012 debt issuance. In January 2012 the Company issued $850 million of 8.625% senior notes due 2019 for net proceeds to the Company of approximately $836 million. The notes are unsecured and otherwise rank equally in right of payment with the Company's existing and future senior indebtedness.

Maturities of long-term debt. Maturities of the Company's long-term debt as of December 31, 2011 are as follows:

	(In thousands)
Years ending December 31,	
2012	$ 563,155
2013	1,445,073
2014	4,565,489
2015	2,656,387
2016	1,475,649
Thereafter	2,917,854
	13,623,607
Debt premiums and discounts, net	(153,440)
	$ 13,470,167

Fair value of long-term debt. The estimated fair value of the Company's long-term debt at December 31, 2011 was approximately $13.7 billion. Fair value was estimated using quoted market prices for the Company's senior notes, senior subordinated notes and senior credit facility. Carrying value of the MGM Grand Paradise credit facility approximates fair value. At December 31, 2010, the estimated fair value of the Company's long-term debt was approximately $12.4 billion, and was based on quoted market prices.

NOTE 10 — INCOME TAXES

The Company recognizes deferred income tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The Company recognizes future tax benefits to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

Consolidated income (loss) before taxes for domestic and foreign operations consisted of the following:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Domestic operations	$ (902,613)	$ (2,309,317)	$ (2,003,584)
Foreign operations	3,734,244	93,292	(9,009)
	$ 2,831,631	$ (2,216,025)	$ (2,012,593)

The income tax provision (benefit) attributable to loss before income taxes is as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Federal			
Current	$ 1,237	$ (186,444)	$ (391,281)
Deferred (excluding operating loss carryforward)	(57,573)	(404,522)	(280,603)
Deferred—operating loss carryforward	(260,167)	(225,589)	-
Other noncurrent	2,812	5,167	7,891
Benefit for federal income taxes	(313,691)	(811,388)	(663,993)
State			
Current	4,482	7,262	1,105
Deferred (excluding separate components)	(9,472)	(13,739)	(52,860)
Deferred—operating loss carryforward	3,357	(9,619)	(6,357)
Deferred—valuation allowance	7,787	49,208	-
Deferred—enacted changes in tax laws or rates	12,743	-	-
Other noncurrent	1,320	(1,707)	1,125
Provision (benefit) for state income taxes	20,217	31,405	(56,987)
Foreign			
Current	3,800	1,355	69
Deferred	(113,639)	-	-
Provision (benefit) for foreign income taxes	(109,839)	1,355	69
	$ (403,313)	$ (778,628)	$ (720,911)

A reconciliation of the federal income tax statutory rate and the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2011	2010	2009
Federal income tax statutory rate	35.0%	35.0%	35.0%
State income tax (net of federal benefit)	0.3	0.5	1.9
State valuation allowance	0.2	(1.5)	-
Foreign jurisdiction income/losses taxed at other than 35%	(2.1)	1.2	(0.4)
Foreign jurisdiction tax rate change	(4.6)	-	-
MGM China acquisition gain	(43.2)	-	-
Tax credits	(0.2)	0.2	0.2
Permanent and other items	0.4	(0.3)	(0.9)
	(14.2)%	35.1%	35.8%

The major tax-effected components of the Company's net deferred tax liability are as follows:

	At December 31, 2011	At December 31, 2010
	(In thousands)	
Deferred tax assets—federal and state		
Bad debt reserve	$ 36,901	$ 43,007
Deferred compensation	2,895	14,278
Net operating loss carryforward	492,515	237,178
Accruals, reserves and other	59,874	80,498
Investments in unconsolidated affiliates	340,051	359,849
Stock-based compensation	56,912	51,582
Tax credits	29,716	27,774
Michigan Business Tax deferred asset, net	-	39,068
	1,018,864	853,234
Less: Valuation allowance	(8,779)	(35,723)
	1,010,085	817,511
Deferred tax assets—foreign		
Bad debt reserve	2,273	-
Net operating loss carryforward	50,745	-
Property and equipment	8,898	-
Long-term debt	2,378	-
	64,294	-
Less: Valuation allowance	(63,222)	-
	1,072	-
Total deferred tax assets	$ 1,011,157	$ 817,511
Deferred tax liabilities—federal and state		
Property and equipment	(2,659,471)	(2,719,201)
Long-term debt	(359,873)	(366,324)
Cost method investments	(34,239)	(41,849)
Intangibles	(100,099)	(106,564)
	(3,153,682)	(3,233,938)
Deferred tax liabilities—foreign		
Accruals, reserves and other	(12,527)	-
Intangibles	(255,984)	-
	(268,511)	-
Total deferred tax liability	$ (3,422,193)	$ (3,233,938)
Net deferred tax liability	$ (2,411,036)	$ (2,416,427)

As discussed in Note 2, the Company identified certain errors related to deferred tax liabilities in its financial statements for years prior to 2009. Such errors have been corrected in the accompanying financial statements. The 2010 components of the Company's net deferred tax liability disclosed in the table above reflect adjustments to correct amounts previously presented as a result of the errors. The deferred tax asset related to "Investments in unconsolidated affiliates" was reduced by $74 million, the deferred tax liabilities related to "Property and equipment" and "Long-term debt" were decreased by $12 million and $4 million, respectively and "Valuation allowance" was decreased by $1 million.

The Company recorded a net deferred tax liability of $381 million at June 3, 2011 for the acquisition of the controlling financial interest in MGM China and a corresponding increase to goodwill. The net deferred tax liability represented the excess on the acquisition date of the financial reporting amounts of the net assets of MGM China over their respective bases under Macau tax law measured at the enacted tax rates expected to apply to taxable income in the periods such differences are expected to be realized, net of a valuation allowance.

Income generated from gaming operations of MGM Grand Paradise, which is wholly owned by MGM China, is exempted from Macau's 12% complementary tax for the five-year period ending December 31, 2016 pursuant to approval from the Macau government granted on September 22, 2011. Absent this exemption, "Net income attributable to MGM Resorts International" would have been reduced by $18 million or $0.03 per share. The approval granted in 2011 represented the second five-year exemption period granted to MGM Grand Paradise. When measuring the net deferred tax liability at June 3, 2011, the Company did not assume an extension of this exemption beyond December 31, 2016. However, during the fourth quarter of 2011, the Company changed its assumption concerning the granting of an additional five-year exemption period because a competitor of MGM Grand Paradise was granted during such quarter a third five-year exemption. Therefore the Company believes MGM Grand Paradise should also be entitled to a third five-year exemption in order to ensure non-discriminatory treatment among gaming concessionaires and sub-concessionaires, a requirement under Macanese law. Accordingly, the Company decreased this net deferred liability by $129 million during the fourth quarter of 2011 with a corresponding increase to income tax benefit.

Non-gaming operations remain subject to the Macau complementary tax. MGM Grand Paradise had at December 31, 2011 a complementary tax net operating loss carryforward of $423 million resulting from non-gaming operations that will expire if not utilized against non-gaming income in years 2012 through 2014. The Macanese net operating loss carryforwards are fully offset by valuation allowance.

MGM Grand Paradise's exemption from the Macau 12% complementary tax on gaming profits does not apply to dividend distributions of such profits to MGM China. The complementary tax would be levied on MGM China at the time such profits are distributed. MGM Grand Paradise has submitted a request to the Macau government to settle the complementary tax that would be due on such distributions by paying a flat annual fee ("Annual Fee Arrangement") regardless of the amount of distributable dividends. MGM China would not be subject to the complementary tax on such distributions if the annual fee arrangement were in place. Since this arrangement was not in place at December 31, 2011, the Company has provided deferred taxes in the amount of $15 million on the U.S. GAAP earnings of MGM Grand Paradise from the date of the acquisition of the controlling financial interest and will continue to do so until an arrangement is in place. Since gaming profits subject to the complementary tax on dividend distributions exceed such U.S. GAAP earnings, a distribution of such gaming profits before the annual fee arrangement is put in place could result in the accrual of additional complementary tax in the period such distribution is made.

In February 2012, the board of directors of MGM Grand Paradise declared a distribution to MGM China that will be subject to complementary tax in the amount of $59 million if the Annual Fee Arrangement is not put in place before the tax is due (no later than June 30, 2013). If the Annual Fee Arrangement is not in place before March 31, 2012, the Company will provide an additional $44 million of complementary tax above what it would have otherwise accrued on a U.S. GAAP basis in the first quarter of 2012. All complementary tax provided on gaming profits would be reversed in the period the Annual Fee Arrangement is put in place and the agreed annual fee would be accrued in its place.

As of December 31, 2011, the Company had an excess amount for financial reporting over the U.S. tax basis of its investment in MGM China of $3.8 billion that management does not consider to be essentially permanent in duration. The Company expects this basis difference to resolve through repatriations of future MGM China earnings. The Company has not provided U.S. deferred taxes for such excess financial reporting basis because it believes there would be sufficient foreign tax credits to offset all U.S. income tax that would result from the future repatriation of such earnings.

For U.S. federal income tax purposes, the Company has a net operating loss carryforward of $1.4 billion that will begin to expire in 2030, an alternative minimum tax credit carryforward of $12 million that will not expire and a general business tax credit carryforward of $15 million that will begin to expire in 2029. The Company also has a charitable contribution carryforward of $7 million that will begin to expire in 2014 and a foreign tax credit carryforward of $2 million that will expire if not utilized by 2015.

At December 31, 2011 the Company was close to the ownership change threshold set forth in Internal Revenue Code section 382 as a result of transactions in its stock over the past several years. Should an ownership change occur in a future period, the Company's U.S. federal income tax net operating losses and tax credits incurred prior to the ownership change would generally be subject to a post-change annual usage limitation equal to the value of the Company at the time of the ownership change multiplied by the long-term tax exempt rate at such time as established by the IRS. The Company does not anticipate that this limitation would prevent the utilization of the Company's net operating losses and tax credits prior to their expiration or materially impact the cash taxes payable in future years.

For state income tax purposes, the Company has Illinois and New Jersey net operating loss carryforwards of $59 million and $103 million, respectively, which equates to deferred tax assets, after federal tax effect and before valuation allowance, of $3 million and $6 million, respectively. The Illinois net operating loss carryforwards will begin to expire if not utilized by 2021. The New Jersey net operating loss carryforwards will expire if not utilized by various dates from 2012 through 2031.

The state of Michigan enacted during 2011 changes in its corporate tax law that became effective on January 1, 2012. The state replaced the Michigan Business Tax ("MBT") regime with a new Corporate Income Tax ("CIT") regime that taxes unitary combined income apportioned to the state at a 6% rate. Net operating loss carryforwards generated under the MBT, of which the Company had $198 million at December 31, 2011, may not be carried over and utilized under the CIT. Losses generated under the CIT will have a 10 year carryforward period. Furthermore, the book-tax difference deduction, which would have been available under the MBT in 2015 through 2029, is not available under the CIT. The Company recorded during 2011 an increase to the net Michigan deferred tax liability in the amount of $8 million, after federal effect, to reflect the impact of this tax law change, with a corresponding reduction to income tax benefit.

During 2011, the state of Illinois enacted increases to its corporate income tax rate and also suspended the use of net operating loss carryforwards for three years, effective beginning 2011. The impact of this tax law change on the net Illinois deferred tax liability was less than $1 million.

At December 31, 2011, there is a $6 million valuation allowance, after federal effect, provided on certain state deferred tax assets, a valuation allowance of $2 million on the U.S. foreign tax credit and a valuation allowance of $63 million on certain Macau deferred tax assets because management believes these assets do not meet the "more likely than not" criteria for recognition. Given the negative impact of the U.S. economy on the results of operations in the past several years and expectations that our recovery will be tempered by certain aspects of the current economic conditions such as weaknesses in employment conditions and the housing market, the Company no longer relies on future domestic operating income in assessing the realizability of its domestic deferred tax assets and now relies only on the future reversal of existing domestic taxable temporary differences. Since the future reversal of existing U.S. federal taxable temporary differences currently exceeds the future reversal of existing U.S. federal deductible temporary differences, the Company continued to conclude that it is more likely than not that its U.S federal deferred tax assets as of December 31, 2011, other than the foreign tax credit carryforward, are realizable. The Company anticipates that the future reversal of its U.S. federal deductible temporary differences could exceed the future reversal of its U.S. federal taxable temporary differences as early as the first quarter of

2012, in which case the Company would record a valuation allowance for such excess with a corresponding reduction of federal income tax benefit on its statement of operations.

The Company assesses its tax positions using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold, and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. Uncertain tax positions must be reviewed at each balance sheet date. Liabilities recorded as a result of this analysis must generally be recorded separately from any current or deferred income tax accounts, and at December 31, 2011, the Company has classified $29 million as current in "Other accrued liabilities" and $112 million as long-term in "Other long-term obligations," based on the time until expected payment.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Gross unrecognized tax benefits at January 1	$ 134,417	$ 161,377	$ 102,783
Gross increases – Prior period tax positions	9,360	16,431	13,890
Gross decreases – Prior period tax positions	(13,772)	(40,347)	(10,372)
Gross increases – Current period tax positions	15,794	14,995	60,286
Settlements with taxing authorities	-	(14,844)	(5,210)
Lapse in statutes of limitations	-	(3,195)	-
Gross unrecognized tax benefits at December 31	$ 145,799	$ 134,417	$ 161,377

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $32 million and $30 million at December 31, 2011 and 2010, respectively.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company had $26 million in interest related to unrecognized tax benefits accrued at both December 31, 2011 and 2010. No amounts were accrued for penalties as of either date. Income tax expense for the years ended December 31, 2011, 2010, and 2009 includes interest related to unrecognized tax benefits of $0 million, $8 million, and $8 million, respectively.

The Company files income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and foreign jurisdictions, although the taxes paid in foreign jurisdictions are not material. As of December 31, 2011, the Company is no longer subject to examination of its U.S. consolidated federal income tax returns filed for years ended prior to 2005. The IRS completed its examination of the Company's consolidated federal income tax returns for the 2003 and 2004 tax years during 2010 and the Company paid $12 million in tax and $4 million in associated interest with respect to adjustments to which it agreed. In addition, the Company submitted a protest to IRS Appeals of certain adjustments to which it did not agree. The Company expects the issues subject to appeal will be settled within the next 12 months. During the fourth quarter of 2010, the IRS opened an examination of the Company's consolidated federal income tax returns for the 2005 through 2009 tax years. It is reasonably possible that the IRS will complete this examination within the next 12 months and the Company may agree to certain adjustments and protest others.

During the first quarter of 2011, the IRS opened audits of the 2007 through 2008 tax years of CityCenter Holdings LLC, an unconsolidated affiliate treated as a partnership for income tax purposes and the 2008 through 2009 tax years of MGM Grand Detroit LLC, a subsidiary treated as a partnership for income tax purposes. It is reasonably possible that the IRS will complete these examinations within the next 12 months and the Company may agree to certain adjustments and protest others.

The Company reached settlement during 2010 with IRS Appeals with respect to the audit of the 2004 through 2006 tax years of MGM Grand Detroit, LLC. At issue was the tax treatment of payments made under an agreement to develop, own and operate a hotel casino in the City of Detroit. The Company agreed to pay $1 million in tax for such years as a result of this settlement.

During the fourth quarter of 2010, the Company and its joint venture partner reached tentative settlement with IRS Appeals with respect to the audit of the 2003 and 2004 tax years of a cost method investee of the Company that is treated as a partnership for income tax purposes. The adjustments to which the Company agreed in such tentative settlement will be included in any settlement that it may reach with respect to the 2003 and 2004 examination of its consolidated federal income tax return. The IRS is currently auditing the 2005 through 2009 tax years of this investee. It is reasonably possible that the IRS will complete this examination within the next 12 months and the Company may agree to certain adjustments and protest others.

The IRS closed during 2010 its examination of the federal income tax return of Mandalay Resort Group for the pre-acquisition year ended April 25, 2005 and issued a "No-Change Letter." The statutes of limitations for assessing tax for all Mandalay Resort Group pre-acquisition years are now closed.

As of December 31, 2011, other than the exceptions noted below, the Company was no longer subject to examination of its various state and local tax returns filed for years ended prior to 2007. The state of Illinois during 2010 initiated an audit of its Illinois combined returns for the 2006 and 2007 tax years. The Company expects that this audit will close and all issues will be settled in the next 12 months. The state of New Jersey began audit procedures during 2010 of a cost method investee of the Company's for the 2003 through 2006 tax years. No other state or local income tax returns are currently under exam.

The Company believes that it is reasonably possible that the total amounts of unrecognized tax benefits at December 31, 2011 may decrease by a range of $25 to $36 million within the next twelve months on the expectation during such period of (1) settlement of issues under appeal in connection with the IRS audit of the Company's 2003 and 2004 consolidated federal income tax returns, and (2) the possible closure of the IRS audits of the 2005 through 2009 consolidated federal income tax returns; the 2007 through 2008 federal income tax returns of CityCenter Holdings, LLC; the 2008 through 2009 federal income tax returns of MGM Grand Detroit, LLC and the 2005 through 2009 federal income tax returns of its cost method investee.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Leases. The Company leases real estate and various equipment under operating and, to a lesser extent, capital lease arrangements. Certain real estate leases provide for escalation of rent based upon a specified price index and/or based upon periodic appraisals.

At December 31, 2011, the Company was obligated under non-cancellable operating leases and capital leases to make future minimum lease payments as follows:

	Operating Leases	Capital Leases
	(In thousands)	
2012	$ 17,920	$ 1,409
2013	12,992	287
2014	6,972	213
2015	4,977	213
2016	3,772	142
Thereafter	39,181	-
Total minimum lease payments	$ 85,814	2,264
Less: Amounts representing interest		(168)
Total obligations under capital leases		2,096
Less: Amounts due within one year		(1,472)
Amounts due after one year		$ 624

The current and long-term obligations under capital leases are included in "Other accrued liabilities" and "Other long-term obligations," respectively. Rental expense for operating leases was $30 million for 2011, $26 million for 2010, and $24 million for 2009.

CityCenter completion guarantee. In January 2011, the Company entered into an amended completion and cost overrun guarantee in connection with CityCenter's restated senior credit facility agreement and issuance of $1.5 billion of senior secured first lien notes and senior secured second lien toggle notes, as previously discussed. Consistent with the terms of the previous completion guarantee, the terms of the amended completion guarantee provide for the ability to utilize the then remaining $124 million of net residential proceeds to fund construction costs, or to reimburse the Company for construction costs previously expended, though the timing of receipt of such proceeds is uncertain. The completion guarantee is collateralized by substantially all of the assets of Circus Circus Las Vegas, as well as certain undeveloped land adjacent to that property.

As of December 31, 2011, the Company has funded $645 million under the completion guarantee. The Company has recorded a receivable from CityCenter of $110 million related to these amounts, which represents amounts reimbursable to the Company from CityCenter from future residential proceeds. The Company has a remaining estimated net obligation under the completion guarantee of $28 million which includes estimated litigation costs related to the resolution of disputes with contractors as to the final construction costs and estimated amounts to be paid to contractors either through the joint venture's extra-judicial settlement process or through the legal process related to the Perini litigation. The Company's accrual also reflects certain estimated offsets to the amounts claimed by the contractors. CityCenter has reached, or expects to reach, settlement agreements with all but seven of Perini's first-tier subcontractors. However, significant disputes remain with the general contractor and the remaining subcontractors. Amounts claimed by such parties exceed amounts included in the Company's completion guarantee accrual by approximately $185 million, as such amounts exceed the Company's best estimate of its liability. Moreover, the Company has not accrued for any contingent payments to CityCenter related to the Harmon Hotel & Spa component, which is unlikely to be completed using the building as it now stands.

The Clark County Building Division (the "Building Division") retained a structural engineering consultant to provide with respect to the Harmon building "an engineering analysis to determine the structural stability of the as-built condition." The report from the Building Division's structural engineering consultant, however, stated: "It is our understanding that the full nature and extent of the current as-built condition has not been documented or provided to us at the current time. We based this study only on information that was obtained from the available design documents, non-compliance reports and limited visual observations." Thus, the Building Division's structural engineering consultant apparently did not perform other testing or a relevant analysis of the building in its current, as-built condition.

Among its general findings the report of the Building Division's structural engineering consultant stated: "Our analytical findings suggest that the as-designed Harmon Tower structure is structurally stable under design loads from a maximum considered earthquake (MCE) event;" and further, "Our analysis indicates that the as-designed strength of Harmon Tower's shear wall system is generally sufficient to resist the design loads from a maximum considered earthquake (MCE)." The report from the Building Division's structural engineering consultant recommended further study of the Harmon building's vulnerabilities. Accordingly, since the County's consultant did not appear to have performed an as-built analysis, the report that was issued has minimal value if any in resolution of the issues presented to the Company's pending litigation with Perini.

The Building Division requested that CityCenter conduct an analysis, based on all available information, as to the structural stability of the Harmon under building-code-specified load combinations. On July 11, 2011 a consulting engineer engaged by CityCenter for this review submitted the results of his analysis of the Harmon tower and podium in its current as-built condition. The engineer opined, among other things, that "[i]n a code-level earthquake, using either the permitted or current code specified loads, it is likely that critical structural members in the tower will fail and become incapable of supporting gravity loads, leading to a partial or complete collapse of the tower. There is missing or misplaced reinforcing steel in columns, beams, shear walls, and transfer walls throughout the structure of the tower below the twenty-first floor." In response to this opinion, on July 12, 2011 the Building Division required CityCenter, no later than August 15, 2011, "to provide a plan of action that will abate the potential for structural collapse and protect impacted uses and occupancies." Under the relevant building code provision, "abate" means repair, rehabilitation, demolition or removal of the subject building.

On August 15, 2011, after expert consultation, CityCenter submitted its reply to the Building Division. CityCenter informed the Building Division it has decided to abate the potential for structural collapse of the Harmon in the event of a code-level earthquake by demolishing the building, and enclosed a plan of action for demolition by implosion prepared by LVI Environmental Services of Nevada, Inc. CityCenter also advised that prior to undertaking the demolition plan of action, it will seek relief from a standing order of the District Court judge presiding over the Perini litigation that prohibits alteration or destruction of the building without court approval. In addition, CityCenter supplied the foundational data for the engineering conclusions stated in the July 11, 2011 letter declaring the Harmon's structural instability in the event of a code-level earthquake.

The Building Division advised CityCenter that the Building Division's staff would review CityCenter's August 15, 2011 submission and then issue its conclusions to CityCenter, but the Building Division did not specify a date for such guidance. By letter dated August 18, 2011, the Building Division requested a meeting with CityCenter's retained engineering firm concerning its conclusions regarding the Harmon's as-built condition. Pursuant to this request by the Building Division, representatives from CityCenter's retained engineering firm met with the Building Division and directly responded to the Building Division's inquiries.

On November 22, 2011, the Building Division informed CityCenter by letter that "[b]ased on the information provided to Clark County Development Services including but not limited to the Weidlinger & Associates Letter of August 11, 2011 and subsequent conversations, it is required that MGM Resorts submit a plan abating the code deficiencies discovered in the Harmon Tower." CityCenter has made a motion to the court presiding over the Perini litigation for permission to proceed with the demolition of the Harmon in advance of the conclusion of the litigation. That motion is set for hearing on March 12, 2012. CityCenter has also resubmitted the plan of abatement action prepared by LVI which was submitted on August 15, 2011, and applied to the Building Division for appropriate demolition permits and approvals. Those applications are pending.

The Company does not believe it would be responsible for funding under the completion guarantee any additional remediation efforts that might be required with respect to the Harmon; however, the Company's view is based on a number of developing factors, including with respect to on-going litigation with CityCenter's contractors, actions by local officials and other developments related to the CityCenter venture, that are subject to change. CityCenter's restated senior credit facility provides that certain demolition expenses may be funded only by equity contributions from the members of the CityCenter venture or certain specified extraordinary receipts (which include any proceeds from the Perini litigation). Based on current estimates, which are subject to change, the Company believes the demolition of the Harmon would cost approximately $31 million.

CityCenter construction litigation. In March 2010, Perini Building Company, Inc. ("Perini"), general contractor for CityCenter, filed a lawsuit in the Eighth Judicial District Court for Clark County, State of Nevada, against MGM MIRAGE Design Group (a wholly owned subsidiary of the Company which was the original party to the Perini construction agreement) and certain direct or indirect subsidiaries of CityCenter Holdings, LLC (the "CityCenter Owners"). Perini asserts that CityCenter was substantially completed, but the defendants failed to pay Perini approximately $490 million allegedly due and owing under the construction agreement for labor, equipment and materials expended on CityCenter. The complaint further charges the defendants with failure to provide timely and complete design documents, late delivery to Perini of design changes, mismanagement of the change order process, obstruction of Perini's ability to complete the Harmon component, and fraudulent inducement of Perini to compromise significant amounts due for its general conditions. The complaint advances claims for breach of contract, breach of the implied covenant of good faith and fair dealing, tortious breach of the implied covenant of good faith and fair dealing, unjust enrichment and promissory estoppel, and fraud and intentional misrepresentation. Perini seeks compensatory damages, punitive damages, attorneys' fees and costs.

In April 2010, Perini served an amended complaint in this case which joins as defendants many owners of CityCenter residential condominium units (the "Condo Owner Defendants"), adds a count for foreclosure of Perini's recorded master mechanic's lien against the CityCenter property in the amount of approximately $491 million, and asserts the priority of this mechanic's lien over the interests of the CityCenter Owners, the Condo Owner Defendants and CityCenter lenders in the CityCenter property.

The CityCenter Owners and the other defendants dispute Perini's allegations, and contend that the defendants are entitled to substantial amounts from Perini, including offsets against amounts claimed to be owed to Perini and its subcontractors and damages based on breach of their contractual and other duties to CityCenter, duplicative payment requests, non-conforming work, lack of proof of alleged work performance, defective work related to the Harmon, property damage and Perini's failure to perform its obligations to pay certain subcontractors and to prevent filing of liens against CityCenter. Parallel to the court litigation, CityCenter management conducted an extra-judicial program for settlement of CityCenter subcontractor claims. CityCenter has resolved the claims of 215 first-tier Perini subcontractors (including the claims of any lower-tier subcontractors that might have claims through those first-tier subcontractors), with only seven remaining for further proceedings along with trial of Perini's claims and CityCenter's Harmon-related counterclaim and other claims by CityCenter against Perini and its parent guarantor, Tutor Perini. Three of the remaining subcontractors are implicated in the defective work at the Harmon. In December 2010, Perini recorded an amended notice of lien reducing its lien to approximately $313 million. Because of settlements with subcontractors, CityCenter believes it is entitled to a further lien reduction of approximately $133 million (for a revised lien amount of $186 million, including certain liens not related to Perini's lien) once the Company has provided the court and Perini with the required information.

The court has set a trial date of February 4, 2013 for the consolidated action involving Perini, the remaining Perini subcontractors and any related third parties. The CityCenter Owners and the other defendants will continue to vigorously assert and protect their interests in the Perini lawsuit. The Company believes that a loss with respect to Perini's punitive damages claim is neither probable nor reasonably possible. Please refer to the disclosure above for further discussion on the Company's completion guarantee obligation which may be impacted by the outcome of the above litigation and the joint venture's extra-judicial settlement process.

Sales and use tax on complimentary meals. In March 2008, the Nevada Supreme Court ruled, in a case involving another gaming company, that food and non-alcoholic beverages purchased for use in providing complimentary meals to customers and to employees were exempt from use tax. The Company had previously paid use tax on these items and has generally filed for refunds for the periods from January 2001 to February 2008 related to this matter. The Company is claiming the exemption on sales and use tax returns for periods after February 2008 in light of this Nevada Supreme Court decision and has not accrued or paid any sales or use tax for those periods. Recently the Nevada Department of Taxation has asserted that gaming companies should pay sales tax on customer complimentary meals and employee meals on a prospective basis. This position stems from a recent Nevada Tax Commission decision concerning another gaming company which states that complimentary meals provided to customers are subject to sales tax at the retail value of the meal and employee meals are subject to sales tax at the cost of the meal. The other gaming company filed in Clark County District Court a petition for judicial review of the Nevada Tax Commission decision. The Company is currently evaluating whether or not to accrue tax prospectively as it disagrees with the position asserted by the Nevada Department of Taxation.

Other guarantees. The Company is party to various guarantee contracts in the normal course of business, which are generally supported by letters of credit issued by financial institutions. The Company's senior credit facility limits the amount of letters of credit that can be issued to $250 million, and the amount of available borrowings under the senior credit facility is reduced by any outstanding letters of credit. At December 31, 2011, the Company had provided $37 million of total letters of credit. In addition, MGM China had provided approximately $40 million of guarantees under the MGM Grand Paradise credit facility.

Other litigation. The Company is a party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 12 — STOCKHOLDERS' EQUITY

Authorized common stock. In June 2011, the stockholders of the Company approved a proposal to amend and restate the Amended and Restated Certificate of Incorporation of the Company to increase the Company's number of authorized shares of common stock to 1,000,000,000 shares.

Stock offering. In October 2010, the Company issued 40.9 million shares of its common stock for total net proceeds to the Company of $512 million. Concurrently with the Company's issuance, Tracinda sold approximately 27.8 million shares of the Company's common stock. The Company did not receive any proceeds from the sale of such common stock by Tracinda. In November 2010, the underwriter exercised its ability to purchase an additional 6.1 million shares from the Company and 4.2 million shares from Tracinda to cover overallotments, with net proceeds to the Company of approximately $77 million. Proceeds from the common stock offering were used to repay outstanding amounts under the Company's senior credit facility (see Note 9) and for general corporate purposes.

Stock repurchases. Share repurchases are only conducted under repurchase programs approved by the Board of Directors and publicly announced. At December 31, 2011, the Company had 20 million shares available for repurchase under the May 2008 authorization, subject to limitations under the Company's agreements governing its long-term indebtedness. The Company did not repurchase any shares during 2011, 2010 or 2009.

MGM China Dividend. In February 2012, MGM China's Board of Directors declared a dividend of approximately $400 million which will be paid to shareholders of record as of March 9, 2012, and distributed on or about March 20, 2012. The Company will receive approximately $204 million, representing 51% of such dividend.

NOTE 13 — NONCONTROLLING INTERESTS

As discussed in Note 3, the Company became the controlling shareholder of MGM China and began consolidating the financial position of MGM China in its financial statements as of June 3, 2011. The noncontrolling interests in MGM China and other minor subsidiaries are presented as a separate component of stockholders' equity in the Company's consolidated balance sheets, and the net income attributable to noncontrolling interests is presented on the Company's consolidated statements of operations. Net income attributable to noncontrolling interests was $120 million for the year ended December 31, 2011.

NOTE 14 — STOCK-BASED COMPENSATION

2005 Omnibus Incentive Plan. The Company's omnibus incentive plan, as amended (the "Omnibus Plan"), allows it to grant stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), and other stock-based awards to eligible directors, officers and employees of the Company and its subsidiaries. The Omnibus Plan is administered by the Compensation Committee (the "Committee") of the Board of Directors. The Committee has discretion under the Omnibus Plan regarding which type of awards to grant, the vesting and service requirements, exercise price and other conditions, in all cases subject to certain limits, including:

- As amended, the Omnibus Plan allows for the issuance of up to 35 million shares or share-based awards; and
- For stock options and SARs, the exercise price of the award must be at least equal to the fair market value of the stock on the date of grant and the maximum term of such an award is 10 years.

Stock options and SARs granted under all plans generally have terms of either seven or ten years, and in most cases vest in either four or five equal annual installments. RSUs granted vest ratably over four years.

As of December 31, 2011, the Company had an aggregate of approximately 8 million shares of common stock available for grant as share-based awards under the Omnibus Plan. A summary of activity under the Company's share-based payment plans for the year ended December 31, 2011 is presented below:

Stock options and stock appreciation rights ("SARs")

	Shares (000's)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2011	28,129	$ 21.73		
Granted	3,514	9.06		
Exercised	(268)	10.38		
Forfeited or expired	(1,055)	26.94		
Outstanding at December 31, 2011	30,320	20.18	3.07	$ 20,384
Vested and expected to vest at December 31, 2011	29,686	20.40	3.00	$ 19,607
Exercisable at December 31, 2011	20,631	24.34	1.89	$ 7,821

As of December 31, 2011, there was a total of $50 million of unamortized compensation related to stock options and stock appreciation rights expected to vest, which is expected to be recognized over a weighted-average period of 1.8 years.

Restricted stock units ("RSUs")

	Shares (000's)	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2011	1,144	$ 13.90
Granted	518	8.28
Vested	(367)	14.87
Forfeited	(114)	13.77
Nonvested at December 31, 2011	1,181	11.15

As of December 31, 2011, there was a total of $19 million of unamortized compensation related to RSUs which is expected to be recognized over a weighted-average period of 1.3 years.

The following table includes additional information related to stock options, SARs and RSUs:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Intrinsic value of share-based awards exercised or RSUs vested	$ 4,841	$ 4,377	$ 2,546
Income tax benefit from share-based awards exercised or RSUs vested	1,675	1,521	891
Proceeds from stock option exercises	-	-	637

In 2009, the Company began to net settle stock option exercises, whereby shares of common stock are issued equivalent to the intrinsic value of the option less applicable taxes. Accordingly, the Company no longer receives proceeds from the exercise of stock options.

MGM China Share Option Plan. The Company's subsidiary, MGM China, adopted an equity award plan in 2011 for grants of stock options to purchase ordinary shares of MGM China to eligible directors, employees and non-employees of MGM China and its subsidiaries ("MGM China Plan"). The MGM China Plan is administered by MGM China's Board of Directors, which has the discretion to determine the exercise price and term of the award, as well as other conditions, in all cases subject to certain limits, including:

- The current MGM China Plan allows for a maximum of 30% of the total number of shares of MGM China in issue at the date of approval of the MGM China Plan to be issued upon exercise; and
- The exercise price of the award must be the higher of the closing price of the stock on the offer date, or the average of the closing price for the five business days immediately preceding the offer date, and the maximum term of the award must not exceed ten years.

Stock options currently granted under the MGM China Plan have a term of ten years, and vest in four equal annual installments. Expense is recognized on a straight-line basis over the vesting period of the awards net of estimated forfeitures. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. The Company estimates the fair value of stock options granted under the MGM China Plan using the Black-Scholes model. Expected volatilities are based on historical volatility from a selection of companies in MGM China's peer group due to MGM China's lack of historical information. The Company determined expected term based on a binomial model. The risk-free interest rate was based on rates in effect at the grant date for the Hong Kong Exchange Fund Note with maturities matching the relevant expected term of the award.

As of December 31, 2011, MGM China had an aggregate of approximately 1.1 billion shares of options available for grant as share-based awards. A summary of activity under the MGM China Plan for the year ended December 31, 2011 is presented below:

Stock options

	Shares (000's)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2011	-	$ -		
Granted	19,260	1.99		
Outstanding at December 31, 2011	19,260	1.99	3.45	$ -
Vested and expected to vest at December 31, 2011	18,297	1.99	3.45	$ -

As of December 31, 2011, there was a total of $20 million of unamortized compensation related to stock options expected to vest, which is expected to be recognized over a weighted-average period of 3.5 years.

Recognition of compensation cost. Compensation cost for both the Omnibus Plan and MGM China Plan was recognized as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Compensation cost			
Stock options and SARS	$ 23,956	$ 20,554	$ 21,756
RSUs	17,147	19,693	21,294
MGM China Plan	3,176	-	-
Total compensation cost	44,279	40,247	43,050
Less: CityCenter reimbursed costs	(4,572)	(5,259)	(6,415)
Less: Compensation cost capitalized	-	-	(64)
Compensation cost recognized as expense	39,707	34,988	36,571
Less: Related tax benefit	(12,712)	(12,162)	(12,689)
Compensation expense, net of tax benefit	$ 26,995	$ 22,826	$ 23,882

Compensation cost for SARs granted under the 2005 Omnibus Plan is based on the fair value of each award, measured by applying the Black-Scholes model on the date of grant, using the following weighted-average assumptions:

	Year Ended December 31,		
	2011	2010	2009
Expected volatility	72%	71%	82%
Expected term	4.9 yrs.	4.8 yrs.	4.7 yrs.
Expected dividend yield	0%	0%	0%
Risk-free interest rate	1.0%	1.9%	2.4%
Weighted-average fair value of options granted	$ 5.29	$ 6.91	$ 5.37

Expected volatility is based in part on historical volatility and in part on implied volatility based on traded options on the Company's stock. The expected term considers the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate is based on the rates in effect on the grant date for U.S. Treasury instruments with maturities matching the relevant expected term of the award.

Compensation cost for stock options granted under the MGM China Plan is based on the fair value of each award, measured by applying the Black-Scholes model on the date of grant, using the following weighted-average assumptions:

	Year Ended December 31,		
	2011	2010	2009
Expected volatility	60%	NA	NA
Expected term	8.0 yrs.	NA	NA
Expected dividend yield	0%	NA	NA
Risk-free interest rate	2.1%	NA	NA
Weighted-average fair value of options granted	$ 1.26	NA	NA

NOTE 15 — EMPLOYEE BENEFIT PLANS

Multiemployer benefit plans. Employees of the Company who are members of various unions are covered by union-sponsored, collectively bargained, multiemployer health and welfare and defined benefit pension plans. Of these plans, the Company considers the Southern Nevada Culinary and Bartenders Pension Plan (the "Pension Plan"), under the terms of collective-bargaining agreements with the Local Joint Executive Board of Las Vegas for and on behalf of Culinary Workers Union Local No. 226 and Bartenders Union Local No. 165 to be individually significant. The risk of participating in the Pension Plan differs from single-employer plans in the following aspects:

a) Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers;
b) If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers;
c) If an entity chooses to stop participating in some of its multiemployer plans, the entity may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability;
d) If the Pension Plan is terminated by withdrawal of all employers and if the value of the nonforfeitable benefits exceeds plan assets and withdrawal liability payments, employers are required by law to make up the insufficient difference.

Pursuant to its collective-bargaining agreements referenced above, the Company also contributes to UNITE HERE Health (the "Health Fund"), which provides healthcare benefits to its active and retired members. The Company's participation in the Pension Plan is outlined in the table below.

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status		Expiration Date of Collective Bargaining Agreements (2)
		2010	2009	
Southern Nevada Culinary and Bartenders Pension Plan	88-6016617/001	Green	Yellow (1)	5/31/13 - 11/12/14

(1) The Pension Plan was certified for the 2009 plan year as being in endangered status, or the yellow zone. However, the trustees made an election under the Worker, Retiree, and Employer Recovery Act of 2008 to freeze the Pension Plan's funding status for the 2009 plan year; therefore, the Pension Plan was treated as neither in endangered nor critical status for the 2009 plan year and the Pension Plan was not required to adopt a funding improvement plan.

(2) The Company is party to ten collective-bargaining agreements that require contributions to the Pension Plan. The agreements between CityCenter Hotel Casino, LLC, Bellagio, Mandalay Corp., MGM Grand Hotel, LLC and the Local Joint Executive Board of Las Vegas are the most significant because more than half of the Company's employee participants in the Pension Plan are covered by those four agreements.

Contributions to the Company's multiemployer pension plans and other multiemployer benefit plans were as follows:

	Year Ended December 31,		
	2011	2010	2009
		(in thousands)	
Multiemployer Pension Plans			
Southern Nevada Culinary and Bartenders Pension Plan	$ 31,476	$ 28,392	$ 22,322
Other pension plans not individually significant	7,812	7,485	7,152
Total multiemployer pension plans	$ 39,288	$ 35,877	$ 29,474
Multiemployer Benefit Plans Other Than Pensions			
UNITE HERE Health	$ 160,270	$ 159,757	$ 136,279
Other	13,608	11,175	10,397
Total multiemployer benefit plans other than pensions	$ 173,878	$ 170,932	$ 146,676

Hours worked by employees covered by the Pension Plan and Health Fund increased by approximately 15% in 2010 due to the opening of Aria, offset by a reduction in hours worked at other properties due to the economic downturn. In addition, the contribution rate to the Pension Plan increased in mid 2010 as defined under the collective bargaining agreements. Hours worked in 2011 were flat compared to 2010; however, the contribution rate to the Pension Plan increased again in mid 2011 as defined under the collective bargaining agreements. Bellagio, Mandalay Bay and MGM Grand were listed in the Pension Plan's Forms 5500 as providing more than 5% of the total contributions for the plan years ended December 31, 2010 and 2009. Aria was listed as providing more than 5% of the total contributions for the plan year ended December 31, 2010. At the date the financial statements were issued, Form 5500 was not available for the plan year ending in 2011. No surcharges were imposed on the Company's contributions to any of the plans.

Self insurance. The Company is self-insured for most health care benefits and workers compensation for its non-union employees. The liability for health care claims filed and estimates of claims incurred but not reported was $23 million and $18 million at December 31, 2011 and 2010, respectively. The workers compensation liability for claims filed and estimates of claims incurred but not reported was $27 million and $24 million as of December 31, 2011 and 2010, respectively. Both liabilities are included in "Other accrued liabilities."

Retirement savings plans. The Company has retirement savings plans under Section 401(k) of the Internal Revenue Code for eligible employees. The plans allow employees to defer, within prescribed limits, up to 30% of their income on a pre-tax basis through contributions to the plans. The Company suspended its matching contributions to the plan in 2009, though certain employees at MGM Grand Detroit and Four Seasons were still eligible for matching contributions. The Company reinstated a more limited 401(k) company contribution in 2011 and will continue to monitor the plan contributions as the economy changes. In the case of certain union employees, the Company contributions to the plan are based on hours worked. The Company recorded charges for 401(k) contributions of $10 million in 2011, $3 million in 2010 and $2 million in 2008.

The Company maintains nonqualified deferred retirement plans for certain key employees. The plans allow participants to defer, on a pre-tax basis, a portion of their salary and bonus and accumulate tax deferred earnings, plus investment earnings on the deferred balances, as a deferred tax savings. All employee deferrals vest immediately. In 2009, the Company suspended contributions to the plan.

The Company also maintains nonqualified supplemental executive retirement plans ("SERP") for certain key employees. Until September 2008, the Company made quarterly contributions intended to provide a retirement benefit that is a fixed percentage of a participant's estimated final five-year average annual salary, up to a maximum of 65%. The Company has indefinitely suspended these contributions. Employees do not make contributions under these plans. A portion of the Company contributions and investment earnings thereon vest after three years of SERP participation and the remaining portion vests after both five years of SERP participation and 10 years of continuous service.

Pursuant to the amendments of the nonqualified deferred retirement plans and SERP plans during 2008, and consistent with certain transitional relief provided by the Internal Revenue Service pursuant to rules governing nonqualified deferred compensation, the Company permitted participants under the plans to make a one-time election to receive, without penalty, all or a portion of their respective vested account balances. Based on elections made, the Company made payments to participants of $62 million in 2009.

MGM China contributes to a retirement plan as part of an employee benefits package for eligible employees. Contributions to the retirement plan for the period June 3, 2011 through December 31, 2011 were $2 million.

NOTE 16 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Circus Circus Reno impairment	$ 79,658	$ -	$ -
Borgata impairment	61,962	128,395	-
Silver Legacy impairment	22,966	-	-
CityCenter investment impairment	-	1,313,219	955,898
Atlantic City Renaissance Pointe land impairment	-	-	548,347
Gain on sale of TI	-	-	(187,442)
Other property transactions, net	14,012	9,860	11,886
	$ 178,598	$ 1,451,474	$ 1,328,689

At September 30, 2011 the Company reviewed the carrying value of its Circus Circus Reno long-lived assets for impairment using revised operating forecasts developed by management for that resort in the third quarter of 2011. Due to current and forecasted market conditions and results of operations through September 30, 2011 being lower than previous forecasts, the Company recorded a non-cash impairment charge of $80 million in the third quarter of 2011 in "Property transactions, net," primarily related to a write-down of Circus Circus Reno's long-lived assets. The Company's discounted cash flow analysis for Circus Circus Reno included estimated future cash inflows from operations and estimated future cash outflows for capital expenditures utilizing an estimated discount rate and terminal year capitalization rate.

See Note 1 for the Borgata impairment in 2011 and 2010 and Note 6 for discussion of the Company's Silver Legacy investment impairment in 2011. Other property transactions in 2011 include the write-off of $5 million of goodwill related to Railroad Pass.

See Note 6 for discussion of the Company's CityCenter investment impairment. Other property transactions in 2010 include the write-off of various abandoned construction projects.

The Company reviewed the carrying value of its Renaissance Pointe land holdings for impairment at December 31, 2009 as management did not intend to pursue its MGM Grand Atlantic City project for the foreseeable future. The Company's Board of Directors subsequently terminated this project. The Company's Renaissance Pointe land holdings include a 72-acre development site and included 11 acres of land subject to a long-term lease with the Borgata joint venture. The fair value of the development land was determined based on a market approach and the fair value of land subject to the long-term lease with Borgata was determined using a discounted cash flow analysis using expected contractual cash flows under the lease discounted at a market capitalization rate. As a result, the Company recorded a non-cash impairment charge of $548 million in the fourth quarter of 2009.

See Note 6 for discussion of the Company's CityCenter investment impairment in 2009 and Note 2 for information related to the sale of TI. Other write-downs in 2009 included the write-down of the Detroit temporary casino and write-off of various discontinued capital projects, offset by $7 million in insurance recoveries related to the Monte Carlo fire.

NOTE 17 — SEGMENT INFORMATION

The Company's management views each of its casino resorts as an operating segment. Operating segments are aggregated based on their similar economic characteristics, types of customers, types of services and products provided, the regulatory environments in which they operate, and their management and reporting structure. The Company's principal operating activities occur in two geographic regions: the

United States and Macau S.A.R. The Company has aggregated its operations into two reportable segments based on the similar characteristics of the operating segments within the regions in which they operate: wholly owned domestic resorts and MGM China. The Company's operations related to investments in unconsolidated affiliates, MGM Hospitality, and certain other corporate and management operations have not been identified as separate reportable segments; therefore, these operations are included in corporate and other in the following segment disclosures to reconcile to consolidated results.

The Company's management utilizes Adjusted Property EBITDA as the primary profit measure for its reportable segments. Adjusted Property EBITDA is a non-GAAP measure defined as Adjusted EBITDA before corporate expense and stock compensation expense related to the MGM Resorts stock option plan, which are not allocated to the reportable segments. MGM China recognizes stock compensation expense related to its stock compensation plan which is included in the calculation of Adjusted Property EBITDA for MGM China. Adjusted EBITDA is a non-GAAP measure defined as earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, and property transactions, net.

The following tables present the Company's segment information:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Net Revenues:			
Wholly owned domestic resorts	$ 5,892,902	$ 5,634,350	$ 5,875,090
MGM China	1,534,963	-	-
Reportable segment net revenues	7,427,865	5,634,350	5,875,090
Corporate and other	421,447	421,651	135,498
	$ 7,849,312	$ 6,056,001	$ 6,010,588
Adjusted EBITDA:			
Wholly owned domestic resorts	$ 1,298,116	$ 1,165,413	$ 1,343,562
MGM China	359,686	-	-
Reportable segment Adjusted Property EBITDA	1,657,802	1,165,413	1,343,562
Corporate and other	(101,233)	(235,200)	(236,463)
	1,556,569	930,213	1,107,099
Other operating income (expense):			
Preopening and start-up expenses	316	(4,247)	(53,013)
Property transactions, net	(178,598)	(1,451,474)	(1,328,689)
Gain on MGM China transaction	3,496,005	-	-
Depreciation and amortization	(817,146)	(633,423)	(689,273)
Operating income (loss)	4,057,146	(1,158,931)	(963,876)

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
(Continued)			
Non-operating income (expense):			
Interest expense, net	(1,086,832)	(1,113,580)	(775,431)
Non-operating items from unconsolidated affiliates	(119,013)	(108,731)	(47,127)
Other, net	(19,670)	165,217	(226,159)
	(1,225,515)	(1,057,094)	(1,048,717)
Income (loss) before income taxes	2,831,631	(2,216,025)	(2,012,593)
Benefit for income taxes	403,313	778,628	720,911
Net income (loss)	3,234,944	(1,437,397)	(1,291,682)
Less: Net income attributable to noncontrolling interests	(120,307)	-	-
Net income (loss) attributable to MGM Resorts International	$ 3,114,637	$ (1,437,397)	$ (1,291,682)

	At December 31,	
	2011	2010
Total assets:	(In thousands)	
Wholly owned domestic resorts	$ 14,237,132	$ 14,038,040
MGM China	9,040,344	-
Reportable segment total assets	23,277,476	14,038,040
Corporate and other	4,488,800	4,913,808
	$ 27,766,276	$ 18,951,848

	Year Ended December 31,		
	2011	2010	2009
Capital expenditures:		(In thousands)	
Wholly owned domestic resorts	$ 235,638	$ 147,317	$ 101,363
MGM China	26,649	-	-
Reportable segment capital expenditures	262,287	147,317	101,363
Corporate and other	38,957	60,174	35,487
	$ 301,244	$ 207,491	$ 136,850

NOTE 18 — RELATED PARTY TRANSACTIONS

CityCenter

Management agreements. The Company and CityCenter have entered into agreements whereby the Company is responsible for management of the design, planning, development and construction of CityCenter and is managing the operations of CityCenter for a fee. The Company earned fees of $33 million, $20 million and $2 million for the years ended December 31, 2011, 2010 and 2009. The Company is being reimbursed for certain costs in performing its development and management services. During the years ended December 31, 2011, 2010 and 2009 the Company incurred $346 million, $354 million, and $95 million, respectively, of costs reimbursable by the joint venture, primarily for employee compensation and certain allocated costs. As of December 31, 2011 and 2010, CityCenter owed the Company $49 and $35 million, respectively, for management services and reimbursable costs.

Other agreements. The Company owns OE Pub, LLC, which leases retail space in Crystals. The Company recorded $1 million of expense related to the lease agreement in each of the years ended December 31, 2011 and 2010. The Company entered into an agreement with CityCenter whereby the Company provides CityCenter the use of its aircraft on a time sharing basis. CityCenter is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by the Company without any profit or mark-up. During the years ended December 31, 2011 and 2010, the Company was reimbursed $3 million and $4 million, respectively, for aircraft related expenses. The Company has various other arrangements with CityCenter for the provision of certain shared services, reimbursement of costs and other transactions undertaken in the ordinary course of business.

MGM China

Ms. Pansy Ho is member of the board of directors of, and holds a minority ownership interest in, MGM China. Ms. Pansy Ho is also the managing director of Shun Tak Holdings Limited (together with its subsidiaries "Shun Tak"), a leading conglomerate in Hong Kong with core businesses in transportation, property, hospitality and investments. Shun Tak provides various services and products, including ferry tickets, travel products, rental of hotel rooms, laundry services, advertising services and property cleaning services to MGM China and MGM China provides rental of hotel rooms at wholesale room rates to Shun Tak and receives rebates for ferry tickets from Shun Tak. For the period from June 3, 2011 through December 31, 2011, MGM China incurred expenses of $9 million related to such services and recorded revenue of less than $1 million related to hotel rooms provided to Shun Tak. As of December 31, 2011, MGM China did not have a material payable to or receivable from Shun Tak.

In connection with the MGM China IPO, MGM Branding and Development Holdings, Ltd., an entity included in the Company's consolidated financial statements in which Ms. Pansy Ho indirectly holds a noncontrolling interest, entered into a brand license agreement with MGM China. MGM China pays a license fee to MGM Branding and Development Holdings, Ltd equal to 1.75% of MGM China's consolidated net revenue, subject to an annual cap of $25 million for the initial year of the agreement, prorated to $15 million for the portion of 2011 subsequent to the date of the IPO. The annual cap will increase by 20% per annum for each subsequent calendar year during the term of the agreement. During the period from June 3, 2011 through December 31, 2011, total license fees of $15 million were incurred by MGM China. Such amounts have been eliminated in consolidation. An entity owned by Ms. Pansy Ho received a distribution of $4 million during the year ended December 31, 2011 in connection with the ownership of a noncontrolling interest in MGM Branding and Development Holdings, Ltd.

Convertible notes

In June 2011, the Company sold $300 million in aggregate principal amount of the Company's 4.25% convertible senior notes due 2015 to an indirect wholly owned subsidiary of Ms. Pansy Ho. See Note 9 for additional information related to the convertible notes.

NOTE 19 — CONSOLIDATING CONDENSED FINANCIAL INFORMATION

Excluding MGM Grand Detroit, LLC, MGM China and certain minor subsidiaries, the Company's subsidiaries that are 100% directly or indirectly owned have fully and unconditionally guaranteed, on a joint and several basis, payment of the senior credit facility, the senior notes, senior secured notes and the senior subordinated notes. Separate condensed financial statement information for the subsidiary guarantors and non-guarantors as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 is as follows:

CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION

	At December 31, 2011				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Current assets	$ 889,749	$ 968,928	$ 954,043	$ -	$ 2,812,720
Property and equipment, net	-	13,567,922	1,310,694	(11,972)	14,866,644
Investments in subsidiaries	24,022,470	7,930,882	-	(31,953,352)	-
Investments in and advances to unconsolidated affiliates	-	1,635,572	-	-	1,635,572
Other non-current assets	256,171	541,081	7,654,088	-	8,451,340
	$ 25,168,390	$ 24,644,385	$ 9,918,825	$ (31,965,324)	$ 27,766,276
Current liabilities	$ 280,233	$ 947,341	$ 517,190	$ -	$ 1,744,764
Intercompany accounts	334,454	(377,756)	43,302	-	-
Deferred income taxes	2,237,628	-	264,468	-	2,502,096
Long-term debt	12,310,634	157,221	1,002,312	-	13,470,167
Other long-term obligations	123,219	43,300	508	-	167,027
Total liabilities	15,286,168	770,106	1,827,780	-	17,884,054
MGM Resorts stockholders' equity	9,882,222	23,874,279	4,295,401	(31,965,324)	6,086,578
Noncontrolling interests	-	-	3,795,644	-	3,795,644
Total stockholders' equity	9,882,222	23,874,279	8,091,045	(31,965,324)	9,882,222
	$ 25,168,390	$ 24,644,385	$ 9,918,825	$ (31,965,324)	$ 27,766,276

	At December 31, 2010				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Current assets	$ 358,725	$ 930,936	$ 165,984	$ -	$ 1,455,645
Property and equipment, net	-	13,925,224	641,098	(11,972)	14,554,350
Investments in subsidiaries	16,454,339	471,283	-	(16,925,622)	-
Investments in and advances to unconsolidated affiliates	-	1,923,155	-	-	1,923,155
Other non-current assets	294,165	427,156	297,377	-	1,018,698
	$ 17,107,229	$ 17,677,754	$ 1,104,459	$ (16,937,594)	$ 18,951,848
Current liabilities	$ 305,354	$ 911,731	$ 29,136	$ -	$ 1,246,221
Intercompany accounts	(101,566)	95,463	6,103	-	-
Deferred income taxes	2,526,519	-	-	-	2,526,519
Long-term debt	11,301,034	296,664	450,000	-	12,047,698
Other long-term obligations	143,726	54,828	694	-	199,248
Stockholders' equity	2,932,162	16,319,068	618,526	(16,937,594)	2,932,162
	$ 17,107,229	$ 17,677,754	$ 1,104,459	$ (16,937,594)	$ 18,951,848

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION

	Year Ended December 31, 2011				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Net revenues	$ -	$ 5,745,417	$ 2,103,895	$ -	$ 7,849,312
Equity in subsidiaries' earnings	3,908,981	3,784,101	-	(7,693,082)	-
Expenses:					
Casino and hotel operations	10,030	3,610,360	1,405,971	-	5,026,361
General and administrative	7,613	1,015,923	158,969	-	1,182,505
Corporate expense	69,958	104,288	725	-	174,971
Preopening and start-up expenses	-	(316)	-	-	(316)
Property transactions, net	-	176,063	2,535	-	178,598
Gain on MGM China transaction	-	-	(3,496,005)	-	(3,496,005)
Depreciation and amortization	-	556,538	260,608	-	817,146
	87,601	5,462,856	(1,667,197)	-	3,883,260
Income (loss) from unconsolidated affiliates	-	(24,096)	115,190	-	91,094
Operating income (loss)	3,821,380	4,042,566	3,886,282	(7,693,082)	4,057,146
Interest expense	(1,023,090)	(18,882)	(44,860)	-	(1,086,832)
Other, net	16,644	(115,009)	(40,318)	-	(138,683)
Income before income taxes	2,814,934	3,908,675	3,801,104	(7,693,082)	2,831,631
Benefit (provision) for income taxes	299,703	(18)	103,628	-	403,313
Net income (loss)	3,114,637	3,908,657	3,904,732	(7,693,082)	3,234,944
Less: Net income attributable to noncontrolling interests	-	-	(120,307)	-	(120,307)
Net income (loss) attributable to MGM Resorts International	$ 3,114,637	$ 3,908,657	$ 3,784,425	$ (7,693,082)	$ 3,114,637

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

	Year Ended December 31, 2011				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Cash flows from operating activities					
Net cash provided by (used in) operating activities	$ (716,556)	$ 933,820	$ 457,862	$ -	$ 675,126
Cash flows from investing activities					
Capital expenditures, net of construction payable	-	(263,469)	(37,775)	-	(301,244)
Dispositions of property and equipment	-	147	201	-	348
Acquisition of MGM China, net of cash paid	-	-	407,046	-	407,046
Investments in and advances to unconsolidated affiliates	(92,200)	(36,648)	-	-	(128,848)
Distributions from unconsolidated affiliates in excess of earnings	-	2,212	-	-	2,212
Investments in treasury securities - maturities greater than 90 days	-	(330,313)	-	-	(330,313)
Proceeds from treasury securities - maturities greater than 90 days	-	330,130	-	-	330,130
Other	-	(643)	-	-	(643)
Net cash provided by (used in) investing activities	(92,200)	(298,584)	369,472	-	(21,312)
Cash flows from financing activities					
Net borrowings (repayments) under bank credit facilities - maturities of 90 days or less	167,391	-	(473,271)	-	(305,880)
Borrowings under bank credit facilities - maturities longer than 90 days	5,826,993	-	1,732,119	-	7,559,112
Repayments under bank credit facilities - maturities longer than 90 days	(5,002,384)	-	(1,350,000)	-	(6,352,384)
Issuance of senior notes, net	311,415	-	-	-	311,415
Retirement of senior notes	(356,700)	(137,116)	-	-	(493,816)
Intercompany accounts	529,145	(473,399)	(55,746)	-	-
Other	(1,421)	(1,263)	(3,841)	-	(6,525)
Net cash used in financing activities	1,474,439	(611,778)	(150,739)	-	711,922
Effect of exchange rate on cash	-	-	1,213	-	1,213
Cash and cash equivalents					
Net increase (decrease) for the period	665,683	23,458	677,808	-	1,366,949
Balance, beginning of period	72,457	278,801	147,706	-	498,964
Balance, end of period	$ 738,140	$ 302,259	$ 825,514	$ -	$ 1,865,913

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION

	Year Ended December 31, 2010				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Net revenues	$ -	$ 5,517,086	$ 538,915	$ -	$ 6,056,001
Equity in subsidiaries' earnings	(1,281,514)	164,502	-	1,117,012	-
Expenses:					
Casino and hotel operations	10,684	3,494,995	288,631	-	3,794,310
General and administrative	9,974	1,020,119	98,710	-	1,128,803
Corporate expense	15,734	110,199	(1,692)	-	124,241
Preopening and start-up expenses	-	4,247	-	-	4,247
Property transactions, net	-	1,451,801	(327)	-	1,451,474
Depreciation and amortization	-	592,895	40,528	-	633,423
	36,392	6,674,256	425,850	-	7,136,498
Income (loss) from unconsolidated affiliates	-	(208,099)	129,665	-	(78,434)
Operating income (loss)	(1,317,906)	(1,200,767)	242,730	1,117,012	(1,158,931)
Interest income (expense), net	(1,060,511)	(22,512)	(30,557)	-	(1,113,580)
Other, net	148,074	(50,929)	(40,659)	-	56,486
Income (loss) before income taxes	(2,230,343)	(1,274,208)	171,514	1,117,012	(2,216,025)
Benefit (provision) for income taxes	792,946	(9,316)	(5,002)	-	778,628
Net income (loss)	$ (1,437,397)	$ (1,283,524)	$ 166,512	$ 1,117,012	$ (1,437,397)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

	Year Ended December 31, 2010				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Cash flows from operating activities					
Net cash provided by (used in) operating activities	$ (484,388)	$ 903,454	$ 84,948	$ -	$ 504,014
Cash flows from investing activities					
Capital expenditures, net of construction payable	-	(201,917)	(5,574)	-	(207,491)
Dispositions of property and equipment	-	71,292	6,309	-	77,601
Investments in and advances to unconsolidated affiliates	(553,000)	-	-	-	(553,000)
Distributions from unconsolidated affiliates in excess of earnings	65,563	1,943	67,552	-	135,058
Distributions from cost method investments, net	-	113,422	-	-	113,422
Investments in treasury securities - maturities greater than 90 days	-	(149,999)	-	-	(149,999)
Other	-	(1,670)	-	-	(1,670)
Net cash provided by (used in) investing activities	(487,437)	(166,929)	68,287	-	(586,079)
Cash flows from financing activities					
Net borrowings (repayments) under bank credit facilities - maturities of 90 days or less	(2,098,198)	-	212,119	-	(1,886,079)
Borrowings under bank credit facilities - maturities longer than 90 days	8,068,342	-	1,417,881	-	9,486,223
Repayments under bank credit facilities - maturities longer than 90 days	(9,177,860)	-	(1,630,000)	-	(10,807,860)
Issuance of senior notes, net	2,489,485	-	-	-	2,489,485
Retirement of senior notes	(857,523)	(296,956)	-	-	(1,154,479)
Debt issuance costs	(106,831)	-	-	-	(106,831)
Issuance of common stock in public offering, net	588,456	-	-	-	588,456
Intercompany accounts	502,553	(422,895)	(79,658)	-	-
Capped call transactions	(81,478)	-	-	-	(81,478)
Other	(1,280)	(1,268)	(67)	-	(2,615)
Net cash used in financing activities	(674,334)	(721,119)	(79,725)	-	(1,475,178)
Cash and cash equivalents					
Net increase (decrease) for the period	(1,646,159)	15,406	73,510	-	(1,557,243)
Balance, beginning of period	1,718,616	263,386	74,205	-	2,056,207
Balance, end of period	$ 72,457	$ 278,792	$ 147,715	$ -	$ 498,964

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION

	Year Ended December 31, 2009				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Net Revenues	$ -	$ 5,467,273	$ 543,315	$ -	$ 6,010,588
Equity in subsidiaries' earnings	(834,524)	65,531	-	768,993	-
Expenses:					
Casino and hotel operations	14,368	3,255,606	301,331	-	3,571,305
General and administrative	9,584	996,310	94,299	-	1,100,193
Corporate Expense	33,265	114,394	(3,895)	-	143,764
Preopening and start-up expenses	-	53,013	-	-	53,013
Property transactions, net	-	1,321,353	7,336	-	1,328,689
Depreciation and amortization	-	648,703	40,570	-	689,273
	57,217	6,389,379	439,641	-	6,886,237
Income from unconsolidated affiliates	-	(112,856)	24,629	-	(88,227)
Operating income (loss)	(891,741)	(969,431)	128,303	768,993	(963,876)
Interest expense, net	(953,820)	201,815	(23,426)	-	(775,431)
Other, net	(185,590)	(57,100)	(30,596)	-	(273,286)
Income (loss) before income taxes	(2,031,151)	(824,716)	74,281	768,993	(2,012,593)
Provision for income taxes	739,469	(13,726)	(4,832)	-	720,911
Net Income (loss)	$ (1,291,682)	$ (838,442)	$ 69,449	$ 768,993	$ (1,291,682)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

	Year Ended December 31, 2009				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Cash flows from operating activities					
Net cash provided by (used in) operating activities	$ (652,977)	$ 1,154,595	$ 86,296	$ -	$ 587,914
Cash flows from investing activities					
Capital expenditures, net of construction payable	-	(135,211)	(1,639)	-	(136,850)
Proceeds from sale of Treasure Island, net	-	746,266	-	-	746,266
Dispositions of property and equipment	-	22,291	-	-	22,291
Investments in and advances to unconsolidated affiliates	-	(956,550)	-	(7,135)	(963,685)
Property damage insurance recoveries	-	7,186	-	-	7,186
Other	-	(5,463)	-	-	(5,463)
Net cash used in investing activities	-	(321,481)	(1,639)	(7,135)	(330,255)
Cash flows from financing activities					
Net repayments under bank credit facilities - maturities of 90 days or less	(983,593)	-	(43,600)	-	(1,027,193)
Borrowings under bank credit facilities maturities longer than 90 days	6,041,492	-	730,000	-	6,771,492
Repayments under bank credit facilities maturities longer than 90 days	(5,302,455)	-	(640,000)	-	(5,942,455)
Issuance of senior notes, net	1,921,751	-	-	-	1,921,751
Retirement of senior notes	(820,010)	(356,442)	-	-	(1,176,452)
Debt issuance costs	(112,055)	-	-	-	(112,055)
Issuance of common stock in public offering, net	1,103,738	680	-	-	1,104,418
Intercompany accounts	1,247,519	(1,222,105)	(32,549)	7,135	-
Repayment of Detroit Economic Development Corporation bonds	-	-	(49,393)	-	(49,393)
Other	3,180	(4,480)	(63)	-	(1,363)
Net cash provided by (used in) financing activities	3,099,567	(1,582,347)	(35,605)	7,135	1,488,750
Cash and cash equivalents					
Net increase (decrease) for the period	2,446,590	(749,233)	49,052	-	1,746,409
Change in cash related to assets held for sale	-	14,154	-	-	14,154
Balance, beginning of period	2,665	262,494	30,485	-	295,644
Balance, end of period	$ 2,449,255	$ (472,585)	$ 79,537	$ -	$ 2,056,207

NOTE 20 — SELECTED QUARTERLY FINANCIAL RESULTS (UNAUDITED)

	Quarter				
	First	Second	Third	Fourth	Total
	(In thousands, except for per share amounts)				
2011					
Net revenues	$ 1,512,851	$ 1,805,985	$ 2,233,587	$ 2,296,889	$ 7,849,312
Operating income	169,705	3,683,760	112,574	91,107	4,057,146
Net income (loss)	(89,871)	3,450,691	(106,575)	(19,301)	3,234,944
Net income (loss) attributable to MGM Resorts International	(89,871)	3,441,985	(123,786)	(113,691)	3,114,637
Basic income (loss) per share	$ (0.18)	$ 7.04	$ (0.25)	$ (0.23)	$ 6.37
Diluted income (loss) per share	$ (0.18)	$ 6.22	$ (0.25)	$ (0.23)	$ 5.62
2010					
Net revenues	$ 1,466,253	$ 1,547,329	$ 1,567,117	$ 1,475,302	$ 6,056,001
Operating income (loss)	(11,423)	(1,048,817)	(205,901)	107,210	(1,158,931)
Net loss	(96,741)	(883,476)	(317,991)	(139,189)	(1,437,397)
Basic loss per share	$ (0.22)	$ (2.00)	$ (0.72)	$ (0.29)	$ (3.19)
Diluted loss per share	$ (0.22)	$ (2.00)	$ (0.72)	$ (0.29)	$ (3.19)

Because income per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters does not equal the total income (loss) per share amounts for the year.

As discussed in Note 3, in June 2011, the Company began consolidating MGM China as of June 3, 2011 and recorded a gain of $3.5 billion related to the transaction, resulting in a $6.30 per diluted share impact in the second quarter of 2011 and a $6.23 per diluted share impact on the full year of 2011.

As discussed in Note 16, the Company recorded a non-cash impairment charge of $80 million in the third quarter of 2011 related to Circus Circus Reno, a non-cash impairment charge of $23 million related to its investment in Silver Legacy in the fourth quarter of 2011, and a non-cash impairment charge of $62 million related to its investment in Borgata in the fourth quarter of 2011. The Circus Circus Reno impairment had an $0.11 impact to diluted income per share in the third quarter, the Silver Legacy impairment had a $0.03 impact to loss per share in the fourth quarter, and the Borgata impairment had a $0.07 impact to loss per share in the fourth quarter. These impairments had a $0.19 per diluted share impact on the full year of 2011. In addition, the Company recorded an impairment charge of $26 million related to its share of CityCenter residential inventory impairment charges in the second quarter of 2011, resulting in a $0.03 impact per share for the second quarter and a $0.03 per share impact on the full year of 2011.

In the fourth quarter, the Company recorded net tax adjustments of $44 million, or $0.09 per share, increase in income tax benefit resulting from a decrease in the Macau net deferred tax liability, partially offset by an increase in the Michigan net deferred tax liability. Net tax adjustments of $58 million resulted in a $0.10 per share impact on the full year of 2011.

As discussed in Note 6, in 2010 the Company recorded a $1.3 billion impairment charge related to its CityCenter investment and a $166 million charge related to its share of the CityCenter residential real estate impairment. The impairment of the CityCenter investment was recorded in the second and third quarters and resulted in an impact to diluted loss per share of $1.64 in the second quarter, $0.27 in the third quarter, and $1.88 for the full year of 2010. The residential real estate impairment charges were recorded in each of the four quarters of 2010. The impact to diluted loss per share was $0.13 in the first quarter, $0.04 in the second quarter, $0.07 in the third quarter, $0.02 in the fourth quarter, and $0.24 on the full year of 2010.

As discussed in Note 6, the Company recorded a $128 million impairment charge related to its investment in Borgata in the third quarter of 2010, resulting in a $0.17 impact on third quarter of 2010 diluted loss per share and a $0.18 impact on full year 2010 diluted loss per share.

As discussed in Note 10, the Company recorded a $32 million reduction in the Company's income tax benefit as a result of providing reserves for certain state-level deferred tax assets in the fourth quarter of 2010, and resulting in a $0.07 impact on fourth quarter diluted loss per share and a $0.07 impact on full year 2010 diluted loss per share.

INVESTOR INFORMATION

Common Stock Information

The following table represents the high and low trading prices of the Company's common stock.

For the years ended December 31,	2011		2010	
	HIGH	LOW	HIGH	LOW
First Quarter	$16.94	$12.15	$12.87	$9.31
Second Quarter	15.80	11.78	16.66	9.59
Third Quarter	16.05	9.01	11.56	8.92
Fourth Quarter	12.41	7.40	15.10	10.70

The Company's common stock is listed on the New York Stock Exchange under the symbol MGM. There were approximately 4,490 record holders of the Company's common stock as of March 31, 2012. The Company has not paid dividends on its common stock in the last two fiscal years. The Company's current senior credit facility prohibits the making of cash dividends with respect to its common stock, and the indentures governing the Company's public indebtedness also currently effectively prohibit the Company from making any such dividends. Furthermore, as a holding company with no independent operations, the Company's ability to pay dividends in the future will depend upon the receipt of dividends and other payments from its subsidiaries. The Company's Board of Directors periodically reviews its policy with respect to dividends consistent with applicable contract and legal restrictions, and any future determination to pay dividends in the future will be at the sole discretion of the Board of Directors. The Company currently intends to retain any earnings to fund the operation of its businesses, to service and repay its debt and to make strategic investments.

Cautionary Language Concerning Forward-Looking Statements

Statements in this annual report that are not historical facts are "forward-looking" statements and "safe harbor statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other related laws that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company's public filings with the Securities and Exchange Commission. We have based those forward-looking statements on management's current expectations and assumptions and not on historical facts. These forward-looking statements involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated in such forward-looking statements include effects of economic conditions and market conditions in the markets in which the Company operates and competition with other destination travel locations throughout the United States and the world. In providing forward-looking statements, the Company is not undertaking any duty or obligation to update these statements publicly as a result of new information, future events or otherwise except as required by law.

Form 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

Mr. John M. McManus
Executive Vice President – General Counsel
and Secretary
MGM Resorts International
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

Stock Performance Graph

The graph to the right compares the cumulative 5-year total return* of holders of MGM Resorts International's common stock with the cumulative total returns of the Dow Jones US total market index and the Dow Jones US Gambling index. The graph tracks the performance of a $100 investment in the Company's common stock and in each of the indexes (with the reinvestment of all dividends) from 12/31/2006 to 12/31/2011.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among MGM Resorts International, the Dow Jones US Index, and the Dow Jones US Gambling Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
MGM Resorts International
Dow Jones US
Dow Jones US Gambling

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/06	12/07	12/08	12/09	12/10	12/11
MGM Resorts International	100.00	146.50	23.99	15.90	25.89	18.19
Dow Jones US	100.00	106.01	66.61	85.79	100.08	101.42
Dow Jones US Gambling	100.00	114.80	30.87	48.08	83.23	77.3

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Transfer Agent and Registrar For Common Stock

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310-1900
(800) 368-2066 United States
(201) 680-6578 Foreign
(800) 231-5469 TDD for Hearing Impaired
(201) 680-6610 TDD for Foreign Stockholders
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
3883 Howard Hughes Parkway, Suite 400
Las Vegas, NV 89169

CORPORATE INFORMATION

DIRECTORS

James J. Murren
Director/Officer
Chairman of the Board, Chief Executive Officer,
MGM Resorts International

Robert H. Baldwin
Director/Officer
Chief Design and Construction Officer,
MGM Resorts International

William A. Bible
Director

Burton M. Cohen
Director

Willie D. Davis
Director
President, All-Pro Broadcasting, Inc.,
a radio broadcasting company

Alexis M. Herman
Director
President and Chief Executive Officer,
New Ventures, a corporate consulting company

Roland Hernandez
Director
President, Hernandez Media Ventures,
a privately held media assets company

Anthony L. Mandekic
Director
Secretary/Treasurer,
Tracinda Corporation,
a private investment company

Rose McKinney-James
Director
Managing Principal,
McKinney-James and Associates,
a government affairs firm

Daniel J. Taylor
Director
Executive, Tracinda Corporation,
a private investment company

Melvin B. Wolzinger
Director

DIRECTOR EMERITUS

Kirk Kerkorian
President and Chief Executive Officer,
Tracinda Corporation,
a private investment company

OFFICERS

William J. Hornbuckle
Chief Marketing Officer

Corey I. Sanders
Chief Operating Officer

Daniel J. D'Arrigo
Executive Vice President,
Chief Financial Officer and Treasurer

Phyllis A. James
Executive Vice President,
Special Counsel – Litigation
and Chief Diversity Officer

Aldo Manzini
Executive Vice President
and Chief Administrative Officer

John M. McManus
Executive Vice President,
General Counsel and Secretary

Christopher Nordling
Executive Vice President of Operations

William M. Scott IV
Executive Vice President – Corporate Strategy
and Special Counsel

Robert C. Selwood
Executive Vice President and
Chief Accounting Officer

Rick Arpin
Senior Vice President –
Corporate Controller

Alan M. Feldman
Senior Vice President – Public Affairs

James A. Freeman
Senior Vice President –
Capital Markets and Strategy

Shawn T. Sani
Senior Vice President – Taxes

CORPORATE DIRECTORY

MGM Resorts International
3600 Las Vegas Blvd. South
Las Vegas, NV 89109
1-702-693-7120
www.mgmresorts.com

Bellagio
Las Vegas, NV
1-702-693-7111
www.bellagio.com

MGM Grand Las Vegas
Las Vegas, NV
1-702-891-1111
www.mgmgrand.com

Mandalay Bay
Las Vegas, NV
1-702-632-7777
www.mandalaybay.com

Four Seasons Hotel Las Vegas
Las Vegas, NV
1-702-632-5000
www.fourseasons.com/lasvegas

The Mirage
Las Vegas, NV
1-702-791-7111
www.mirage.com

Luxor
Las Vegas, NV
1-702-262-4000
www.luxor.com

New York-New York Hotel & Casino
Las Vegas, NV
1-702-740-6969
www.nynyhotelcasino.com

Excalibur
Las Vegas, NV
1-702-597-7777
www.excalibur.com

Monte Carlo
Las Vegas, NV
1-702-730-7777
www.montecarlo.com

ARIA Resort and Casino
Las Vegas, NV
1-866-359-7111
www.arialasvegas.com

Vdara Hotel & Spa
Las Vegas, NV
1-866-745-7111
www.vdara.com

Crystals Retail and Entertainment
Las Vegas, NV
1-866-754-2489
www.crystalsatcitycenter.com

Mandarin Oriental, Las Vegas
Las Vegas, NV
1-702-590-8888
www.mandarinoriental.com/lasvegas

Circus Circus Las Vegas
Las Vegas, NV
1-702-734-0410
www.circuscircus.com

Circus Circus Reno
Reno, NV
1-775-329-0711
www.circusreno.com

Gold Strike Jean
Jean, NV
1-702-477-5000
www.goldstrikejean.com

Railroad Pass
Henderson, NV
1-702-294-5000
www.railroadpass.com

MGM Grand Detroit
Detroit, MI
1-877-888-2121
www.mgmgranddetroit.com

Beau Rivage
Biloxi, MS
1-228-386-7444
www.beaurivage.com

Gold Strike Tunica
Tunica, MS
1-662-357-1111
www.goldstrike.com

Silver Legacy
Reno, NV
1-775-329-4777
www.silverlegacyreno.com

Grand Victoria
Elgin, IL
1-847-468-7000
www.grandvictoria.com

MGM Macau
Macau, S.A.R.
853-8802-8888
www.mgmmacau.com

IN CELEBRATION



Terry Lanni, 1943–2011

"What you leave behind is not what is engraved in stone monuments, but what is woven into the lives of others."

~ Pericles

Our former Chairman and Chief Executive Officer was known to everyone who met him simply as "Terry," but his contributions and legacy in Las Vegas and beyond are no less than profound.

An extraordinary industry leader, he changed the profile of the gaming and hospitality industry, and became the modern iconic face of gaming as a sophisticated and professional corporate business. He steered the team effort that transformed MGM Grand from a single-property company into the global enterprise that it is today.

A deeply committed philanthropist, he set the model of sharing and caring for others as the path for our Company. Not only did he spearhead creation of our employee-directed MGM Resorts Foundation, but he also led the vanguard in addressing acute community needs, such as quality public education through Clark County School District's Empowerment Schools, Three Square, Shade Tree and The Smith Center for the Performing Arts.

Terry's most enduring legacy is our company's and our industry's pioneering Diversity and Inclusion initiative—first and foremost a true reflection of his personal moral creed, but also the modern paradigm for global business. After founding our initiative in 2000, in just five short years—by force of character, leadership and practice, he infused diversity and inclusion into our culture and core business operations, and now MGM Resorts has become one of the leading models of diversity in corporate America.

We celebrate Terry, a man of far-reaching vision, bedrock principles and unflinching courage and spirit. Every day we embrace the values he instilled—aspire to be better, excel by doing better. Godspeed to our mentor, our colleague, our friend!

MGM RESORTS
INTERNATIONAL™

mgmresorts.com